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07022205

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Morgan Crucible Co PLC

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 0 5 2007

THOMSON FINANCIAL

FILE NO. 82- 02387

FISCAL YEAR 1/4/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dew

DAT : 4/4/07

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

A world of advanced materials

The Morgan Crucible Company plc
Annual report 2006



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Morgan Crucible:
A world of advanced materials

From medical instruments, aerospace, power generation and satellite communications to body armour, trains and fire protection systems; Morgan Crucible's advanced material technology is a fundamental component of many of today's sophisticated products.

With the rapid development of increasingly complex technology, our customers are demanding more from the materials they use and are looking for a partner who can help them to respond to the pace of change. Morgan Crucible's knowledge, skills, design and technical expertise, built up over 150 years in the business, mean we can tailor our materials to deliver the specialist capability our customers require, while taking care of the impact our products have on the environment both during and after their useful life.

Morgan Crucible's advanced materials – technically complex, added value, bespoke solutions – are the future.

We aim to create consistent, long-term value for our shareholders by being a world leader in advanced materials. We target mid-teen underlying operating profit margins* in good times and are making good progress, achieving almost 11% in 2006 up from 5% just three years ago. We pursue our goals consistently across all parts of the business by:

- **Focusing on higher growth, higher margin and higher value-added products and markets**
- **Establishing and maintaining leading positions in our target markets**
- **Continuously improving our operational performance**
- **Investing in our people**

* Defined as operating profit before special items, divided by revenue.

problems



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22.5°
0.50x45°
1.00
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2.18*
A-A

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	18:31 27-Mar-07
Number	8461T

RNS Number:8461T
Morgan Crucible Co PLC
27 March 2007

The Morgan Crucible Company plc announces that on 27 March 2007 it purchased for cancellation from JPMorgan Cazenove Limited 200,000 ordinary shares at an average price of 275.3314 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 288,155,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 288,155,142.

The above figure 288,155,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules,

Enquiries

The Morgan Crucible Company plc 01753 837 000
Paul Boulton

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Annual Report and Accounts
Released	09:00 28-Mar-07
Number	7911T

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc Annual Report 2006

28th March 2007

The Company's Annual Report and Financial Statements 2006, Shareholder Circular incorporating the Notice of Annual General Meeting 2007 and related documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

UK Listing Authority,
The Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS.

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Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	12:21 28-Mar-07
Number	8881T

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Morgan Crucible Company plc

2. Reason for the notification (please state **Yes/No**): ( )

An acquisition or disposal of voting rights: (N)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (N)

An event changing the breakdown of voting rights: (N)

Other (please specify) : (Y) Disclosure for transparency purposes

3. Full name of person(s) subject to the notification obligation (iii):
Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):
Vidacos Nominees

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
23 March 2007

6. Date on which issuer notified:
27 March 2007

7. Threshold(s) that is/are crossed or reached:
Direct voting rights exceed 7%, indirect voting rights exceed 3% and total voting rights exceed 11%

8. Notified details:
Initial disclosure under the Financial Services Authority's Disclosure Transparency Rules

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN	**Situation previous to the Triggering transaction** (vi)

CODE	Number of shares	Number of voting Rights (viii)
GB0006027295	Initial disclosure	Initial disclosure

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
	22,132,368	22,132,368	10,811,329	7.675%	3.749%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
32,943,697	11.425%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

14. Contact name:

Standard Life Investments Ltd

15. Contact telephone number:

0131 225 2345

END

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THIS DOCUMENT IS IMPORTANT AND NEEDS YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take with regard to this document, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant or other professional independent adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in The Morgan Crucible Company plc you should send this document, together with the accompanying proxy form(s) to the stockbroker or agent through whom you made the sale or transfer for transmission to the purchaser or transferee.

Morgan

The Morgan Crucible Company plc

Notice of Annual General Meeting 2007

A letter from the Chairman of The Morgan Crucible Company plc is set out on pages 2 to 3 of this document.

The Notice for the Annual General Meeting is set out on page 4 of this document.

To be valid, forms of proxy for use at the meeting should be completed in accordance with the instructions printed thereon and returned to the Company's Registrars as soon as possible, but in any event so as to be received no later than 48 hours before the time appointed for the meeting.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HERBY GIVEN THAT THE SEVENTY-THIRD ANNUAL GENERAL MEETING OF THE COMPANY WILL BE HELD AT ST ANNE'S MANOR HOTEL, LONDON ROAD, WOKINGHAM, BERKSHIRE, RG40 1ST ON 20TH APRIL 2007 AT 11.00 A.M. FOR THE FOLLOWING PURPOSES:

1. To receive the Report of the Directors and the Accounts for the year ended 4th January 2007.
2. To approve the Remuneration Committee report, as set out in the Report and Accounts for the year ended 4th January 2007.
3. To declare a Final Dividend at the rate of 3.0p per share on the ordinary share capital of the Company for the year ended 4th January 2007 payable on 6th July 2007 to shareholders on the register at the close of business on 1st June 2007.
4. To elect Mr. Tim Stevenson as a Director..
5. To elect Mr. Kevin Dangerfield as a Director.
6. To re-elect Mr. Joe MacHale as a Director.
7. To reappoint KPMG Audit Plc as auditors of the Company until the conclusion of the next general meeting at which accounts are laid before the members and authorise the Directors to determine their remuneration.

Special Business:
To consider and, if thought fit, pass the following resolutions, of which, resolutions 8 and 9 will be proposed as ordinary resolutions and resolutions 10 and 11 will be proposed as special resolutions:

Ordinary Resolutions

8. 'THAT the authority conferred on the Directors of the Company by Article 8(3) of the Company's Articles of Association be renewed for the period expiring 15 months after the date of passing this resolution or until the next Annual General Meeting, whichever shall first occur, and for that period the "section 80 amount" is £24,067,095 representing just less than one third of the issued ordinary share capital of the Company'.
9. 'THAT the Company may send or supply documents or information to members by making them available on a website for the purposes of paragraph 10.2 of schedule 5 to the Companies Act 2006 and otherwise and use electronic means (within the meaning of the Disclosure Rules and Transparency Rules Source Book published by the Financial Services Authority) to communicate with members'.

Special Resolutions

10. 'THAT subject to the passing of resolution 8 the authority conferred on the Directors of the Company by Article 8(4) of the Company's Articles of Association be renewed for the period expiring 15 months after the date of passing this resolution or on the date of the next Annual General Meeting, whichever shall first occur, and for that period the "section 89 amount" is £3,610,064 representing just less than 5 per cent of the issued ordinary share capital of the Company'.
11. 'THAT the Directors of the Company be and they are hereby generally and unconditionally authorised for the purpose of Section 163 of the Companies Act 1985 (the 'Act') to make one or more market purchases (within the meaning of Section 163(3) of the Act) of ordinary shares of 25p each in the issued share capital of the Company ('Ordinary Shares') provided that:
    (a) the maximum aggregate number of Ordinary Shares authorised to be purchased is 28,880,514 representing just less than 10 per cent of the issued ordinary share capital of the Company;
    (b) the minimum price which may be paid for an Ordinary Share (exclusive of expenses) is 25p;
    (c) the maximum price which may be paid for an Ordinary Share (exclusive of expenses) is an amount equal to 105 per cent of the average of the middle market quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made;
    (d) unless previously renewed, varied or revoked this authority shall expire 15 months from the date of the passing of this resolution or at the conclusion of the next Annual General Meeting (whichever is the sooner); and
    (e) the Company may make a contract to purchase Ordinary Shares under this authority which will or may be executed wholly or partly after the expiry of this authority and may make a purchase of Ordinary Shares in pursuance of such a contract.'

Registered Office:
Quadrant
55-57 High Street
Windsor
Berkshire
SL4 1LP

By Order of the Board
Paul Boulton
Secretary
19th March 2007

Notes:

1. A member of the Company entitled to attend and vote at the Meeting may appoint in writing a proxy or proxies to attend and, on a poll, to vote in their stead. A proxy need not be a member of the Company.
2. Members (and any proxies or representatives they appoint) agree, by attending the Meeting, that they are expressly requesting and that they are willing to receive any communications (including any communications relating to the Company's securities) made at the Meeting.
3. A pre-paid form of proxy is enclosed with this document. The form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, should be sent to the Company's registrars, Proxy Processing Centre, Telford Road, Bicester OX26 4LD, so as to arrive at least 48 hours before the time of the meeting.
4. Members who have returned forms of proxy are not thereby precluded from attending the meeting and voting in person if they so wish.
5. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those holders of Ordinary Shares registered in the relevant register of securities of the Company as at 6.00 p.m. on 18th April 2007 (or, in the event that the Annual General Meeting is adjourned, in the register of relevant securities as at 6.00 p.m. on the day which is two days before the day of the adjourned Meeting) shall be entitled to attend and vote at the Annual General Meeting in respect of the number of ordinary shares registered in their names at that time. Changes to entries on the relevant register of securities after 6.00 p.m. on 18th April 2007 (or, in the event that the Annual General Meeting is adjourned, in the relevant register of securities after 6.00 p.m. on the day which is two days before the day of the adjourned Meeting) shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.
6. Membership of any Company share scheme or share option scheme does not give any entitlement to attend or vote at the Annual General Meeting.
7. This Notice is sent for information only to holders of any class of preference shares of the Company, such holders not being entitled to attend or vote at the Meeting.

The register of the interests of Directors and their families in the share capital of the Company and the service contracts of the Directors (including the terms and conditions of appointment of the non-executive Directors) will be available for inspection on the day of the Annual General Meeting at the venue for that Meeting from 10.30 a.m. until the meeting is concluded. The same documents are otherwise available for inspection during business hours at the Company's registered office.

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

Business Reply
Licence Number
RRHB-RSXJ-GKCY

2

Proxy Processing Centre
Telford Road
BICESTER
OX26 4LD

Admission Card for holders of Ordinary Shares

The Morgan Crucible Company plc

AGM map: St Anne's Manor Hotel



To M4 JCT 10
A329 (M)
To Wokingham
Binfield Road
Coppid Beech Roundabout
B3408
Plough Lane
A329
London Road
To Bracknell
St Anne's Manor Hotel

London Road, Wokingham, Berkshire RG40 1ST Tel: 0118 977 2550

Annual General Meeting on 20th April 2007 at

St Anne's Manor Hotel, London Road, Wokingham, Berkshire RG40 1ST at 11.00 a.m.

If you are attending the Meeting please sign this card, and on your arrival hand it to the Company's Registrars at the entrance to the Meeting.

If you have appointed a person other than the Chairman of the Meeting to attend on your behalf, both you and your proxy must sign this card.

Signature of Shareholder

Barcode:

Signature of Proxy

Investor Code:

N.B. A duly appointed proxy may attend the Meeting and vote on a poll on your behalf but, if the proxy is not a member of the Company, they cannot speak nor can they vote on a show of hands.

Notes

1. If you wish to appoint a proxy other than the Chairman of the Meeting, please delete the words 'the Chairman of the Meeting or' and substitute the name of your choice who need not be a member of the Company.
2. To be valid, this form of proxy, together with the power of attorney (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the offices of the Company's Registrars, Proxy Processing Centre, Telford Road, Bicester OX26 4LD at least 48 hours before the time for holding the Meeting.
3. In the case of joint accounts, one holder may sign the proxy form. The vote of the senior who tenders a vote will be taken to the exclusion of all others.
4. In the case of a corporation, this form must be executed either under its common seal or under the hand of an Officer or Attorney duly authorised.
5. In the case of joint holders of Ordinary Shares any one of such holders may vote at the Meeting, either personally or by proxy, in respect of those shares, and if more than one of such joint holders is present at the Meeting, either personally or by proxy, the joint holder whose name stands first on the register as one of such holders shall be entitled to vote in respect thereof.
6. Completion and return of this proxy will not preclude you from attending and voting at the Meeting should you wish to do so.

Form of Proxy

(For use by holders of Ordinary Shares for the Annual General Meeting)

The Morgan Crucible Company plc

Barcode:

Investor Code:

Event Code:

I/we the undersigned being a member(s) of the above Company and entitled to vote at the above-mentioned Meeting hereby appoint the Chairman of the Meeting or (See Note 1 above)

as my/our proxy to vote, in the event of a poll, for me/us on my/our behalf at the Annual General Meeting to be held on Friday 20th April 2007 at 11.00 a.m. at St. Anne's Manor Hotel, London Road, Wokingham, Berkshire RG40 1ST and at any adjournment thereof.

I/We desire my/our said proxy:

a) To vote or withhold from voting on the resolutions set out in the Notice of Meeting in the manner indicated by an 'X' in the appropriate spaces.

b) To vote or withhold from voting on any other resolutions (including amendments to any resolution) which may be properly moved at the Meeting and at any adjournment thereof as my/our proxy thinks fit.

ORDINARY RESOLUTIONS

		For	Against	Withheld
1	To receive the Report and Accounts for the year ended 4th January 2007			
2	To approve the Remuneration Committee Report			
3	To declare a final dividend at the rate of 3.0p per Ordinary Share for the year ended 4th January 2007			
4	To elect Mr Tim Stevenson as a Director†§			
5	To elect Mr Kevin Dangerfield as a Director			
6	To re-elect Mr Joe MacHale as a Director*†§			
7	To re-appoint KPMG Audit Plc as auditors for a further year and authorise the Directors of the Company to determine their remuneration			
8	To authorise the Directors of the Company to allot relevant securities			
9	To approve electronic communication with shareholders			

SPECIAL RESOLUTIONS

		For	Against	Withheld
10	To authorise the Directors of the Company to disapply pre-emption rights			
11	To authorise the market buy back of Ordinary Shares			

* Member of the Audit Committee
† Member of the Remuneration Committee
§ Member of the Nominations Committee

Please indicate with an 'X' in the spaces above how you wish to vote at the Meeting. When no 'X' is inserted the proxy will at their discretion vote as they think fit or withhold their vote.

Signature

Date

Registered in England No. 286773. Registered Office: Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP

solutions



◁ We work side by side with many customers to provide bespoke solutions that solve their individual needs.

Higher growth, higher margin, higher value-added products and markets

Across our businesses we are investing in technological leadership, rebalancing our mix of products to give greater weight to high value, technically complex components. Our choice of markets is crucial to success: we are moving away from economically cyclical, commoditised markets and focusing our efforts on higher-growth markets such as medical and defence, and emerging economic growth markets such as China, India and Latin America.

Morgan Crucible's pursuit of profitable growth is focused on the long-term, close relationships we have with our customers who come to us for highly specialised engineering and superior materials. This often involves working with customers' R&D teams early in the development stages, helping them create efficient technical processes and delivering components with the right technical edge to bring a product successfully to market.

innerspace



Leading positions in our target markets

In creating leading market positions for our businesses and products we are building from a position of strength. Many of Morgan Crucible's products are already established as leaders in their markets. As we develop the higher value-added, higher margin parts of our business and move into new markets, we aim swiftly to achieve leadership positions, then maintain and grow our lead.

outerspace



◁ △
Our Technical Ceramics Division produces many medical components such as ceramic hip joints, spinal implants and cochlear implants. We also produce several vital components for the aerospace and space industries.



west



Achieving an optimal manufacturing footprint is vital to our operating performance. We have grown our operations in Asia to support our customers as they migrate to the region and to take advantage of rising economic demand. We have made significant progress restructuring our Western manufacturing sites in order to make them as efficient as possible.


east
Morgan
Advanced Ceramics

Improved operational performance

Continuously improving our operational performance to make sure we have the right economics in the business is fundamental to achieving our target operating profit margins and delivering value to shareholders. Our aim is to make high-tech, higher-value products in lower-cost, higher-growth locations, and we monitor our sites continuously to ensure they are delivering the best value for money. In recent years we have consolidated and simplified our operations, and increased the proportion of our sites in lower-cost locations, maintaining those in higher-cost locations where it makes sense to do so to meet the needs of our customers.

Chairman's statement

I am delighted to be joining Morgan Crucible at an exciting time for the Company and on its 150th anniversary. We look forward with confidence to the next phase in our history.



Let me briefly introduce both myself and your new Chief Executive Officer. I am currently Chairman of Travis Perkins plc and the Senior Independent Director of Tribal plc; I also chair the Governors of Oxford Brookes University. I spent the majority of my management years at Burmah Castrol plc where I was Chief Executive from 1998 to 2000.

Board changes

There have been some substantial changes to your Board during the year, with both a new Chairman and a new Chief Executive Officer. Lars Kylberg retired from the Board in December after a total of ten years at Morgan Crucible including three as Chairman. Warren Knowlton retired as Chief Executive Officer in August 2006 after three and a half successful years turning the fortunes of your Company around.

Morgan Crucible is in a very strong financial position and has delivered higher returns to you, our shareholders, compared to the FTSE 350 index since 2003. Much of this is due to Warren's leadership. On behalf of the Board I should like to wish both Lars and Warren well in the future.

Your new Chief Executive Officer is Mark Robertshaw, who succeeded Warren on 4 August. Mark joined Morgan Crucible in October 2004 as Chief Financial Officer and then Chief Operating Officer, and has made a vital contribution to the successful transformation of the Company. I am much looking forward to working with Mark and the Board in building Morgan Crucible's future success.

Kevin Dangerfield succeeded Mark as Chief Financial Officer after five years as Group Financial Controller. His deep knowledge of the business will be of considerable benefit to the Company.

David Coker retired as Company Secretary in December after 18 years with Morgan Crucible. I thank him on behalf of the Board for his hard work and we wish him a happy and restful retirement. Paul Boulton, our Group Legal Counsel, replaced David with effect from 1 January and, on behalf of the Board, we welcome the great contribution that he has made so far.

Reporting structure

After the positive feedback that we received when we adopted the framework of the Operating and Financial Review (OFR) in our 2005 Report, we have built on that by providing a comprehensive Business Review for 2006. Providing transparent information to shareholders is important to us and our Business Review provides shareholders, both large and small, with more information on our performance, the risks and opportunities we face and how we manage the business.

Bid approach

In August 2006 we announced that Morgan Crucible had received a preliminary approach which might or might not have led to an offer for the Company. The Board and management team are focused on delivering value to you, our shareholders, and are fully aware of their fiduciary responsibility to entertain any serious offer. In October we announced that discussions had not led to an offer that was acceptable to the Board and that talks had thus been terminated. The management team did not solicit any offer and they, along with your Board, are confident in the prospects of the business and its strategy for delivering value to you through profitable growth.

Dividend

A final dividend of 3.0 pence per share (2005: 2.5 pence per share) will be recommended at the forthcoming AGM, making a total dividend for the year of 4.5 pence (2005: 2.5 pence).

Our people

The continuing momentum of the progress of Morgan Crucible is down to its people – our employees. I know that we have many dedicated and skilled people around the world who strive for high standards in providing high value-added, higher margin products. On your behalf I should like to congratulate them for their achievements and to thank them for all their hard work and commitment.

Morgan Crucible is well placed to continue to make excellent progress. You may know that 2006 was the 150th anniversary of the Company. Not many British companies can claim the accolade of remaining an independent business for 150 years. We look forward with confidence to the next phase in our history.

Tim Stevenson
Chairman

Review of our strategy by the Chief Executive Officer

The profit improvement plan, which we embarked upon three years ago, has been successfully delivered, having achieved double digit underlying operating profit margins* well ahead of schedule. The Group's balance sheet is robust with lower levels of net debt** leaving us well placed to invest in growing the business organically and through selective bolt-on acquisitions in our core businesses.



* Defined as operating profit before special items, divided by revenue.

**Defined as interest bearing loans and borrowings and bank overdrafts less cash and other cash equivalents.

Throughout 2006 we have made excellent progress on our strategic objectives which is reflected in our good financial results. Underlying operating profit margins (operating profit before special items, divided by revenue) for the continuing Group were 10.9% compared to 9.1% in 2005. Like-for-like revenues in continuing businesses were up 11.2% and underlying operating profits were 33.0% higher than in 2005.

Highlights of 2006

I am delighted to report that all our Divisions have delivered improved financial results in 2006.

Revenue of the Carbon Division was up 6.9% compared to 2005 at £213.6 million (2005: £199.9 million), and underlying operating profit for the Division was up 23.4% at £33.8 million (2005: £27.4 million).

The Technical Ceramics Division had another strong year. Its revenue increased by 12.2% to £162.5 million (2005: £144.8 million) and underlying operating profit increased by 39.3% to £17.0 million (2005: £12.2 million).

The performance of the Insulating Ceramics Division has also been robust. Revenues grew by 13.8% to £301.7 million (2005: £265.1 million) and underlying operating profit increased by 29.8% to £27.9 million (2005: £21.5 million).

The balance sheet for the Group is very strong with only a modest £34.1 million of net debt (defined as interest bearing loans and borrowings and bank overdrafts less cash and other cash equivalents) at the year end. Furthermore, I am pleased to tell you that Morgan Crucible has eliminated the deficit in its UK pension fund during 2006, thanks in no small part to the one-off contribution of £40 million during the year. As a result of this, combined with positive moves in our scheme assets and liabilities, the UK pension funds had a surplus of £3.1 million on the IAS 19 Employee Benefits accounting basis at the end of 2006 compared to a deficit of £66.2 million at the end of the previous year.

Clearly, one of the major events in 2006, was the approach we received to buy the Company in August. Your Chairman has covered this in his statement; however I would like to assure you that our business operations were not distracted by the takeover approach. I would like to take this opportunity to thank our staff for the professionalism and commitment they showed during a period of uncertainty.

There have also been changes in the Morgan Crucible management team during 2006. I would like to add my personal thanks to Warren Knowlton who retired as Chief Executive Officer in August. Warren successfully turned Morgan Crucible around in the three and a half years that he was Chief Executive Officer and I have inherited a very healthy company as a result of his leadership.

Looking forward

Morgan Crucible celebrated its 150th anniversary in 2006 which, in today's fast-paced and ever changing world, is an achievement we are proud of. As we look to the future, we must continue to anticipate the increasingly sophisticated requirements of our customers and react to the growing intensity of the competitive landscape, not least the low-cost manufacturing power of China, India and other fast developing economies.

Our strategy is to focus on higher growth, higher value-added markets and to move away from commoditised, economically cyclical market segments. We aim to be the number one or two player in our chosen market segments.

This strategy has driven organic growth across our divisions that has been higher than the GDP growth in their markets. Our top-line growth, for the first time in recent years, has now overtaken cost cutting as the major driver for our profit growth. This is the mark of a successful company. Our pricing position, which was negative for many years, is now strongly positive - again a testimony to the strength and quality of our refocused product offering.

Of course, cost control and the constant drive for ongoing operational improvement throughout the Group remain essential. As part of our successful profit improvement plan we are demonstrating that cost discipline is now an integral part of our culture.

Investing in our people

Our employees are vital to the ongoing success of Morgan Crucible. We are investing in the development of our existing people and will also be searching for high quality staff to supplement our talent pool. Over the past three years our people have been faced with many challenges in the rebirth of Morgan Crucible. The management team and I have been delighted with their commitment and enthusiasm to make Morgan Crucible a world class manufacturer of advanced materials. They have delivered on many fronts, improving customer satisfaction, enhancing our product portfolio and creating value for you, our shareholders.

In my first Chief Executive Officer's review I am therefore pleased to report that your Company is in robust financial health, and is well placed to continue its positive momentum into the future.

Mark Robertshaw
Chief Executive Officer

The Group at a glance

Divisions

Underlying operating profit margins*

Carbon

Our Carbon Division produces a wide variety of technological solutions from carbon, graphite, and silicon carbide. These include carbon brushes for motors; body armour; graphite powder for the synthetic diamond sector; seals and bearing solutions for the chemical processing and fluid pumping industries; and a variety of components for the aerospace, semiconductor processing and space exploration industries.



10.6%
10.7%
13.7%
15.8%
2003
2004
2005
2006

Technical Ceramics

Our Technical Ceramics Division makes an extensive range of industrial ceramics products for a wide variety of applications. These include medical implants, power tubes used in airport security scanning devices and aerospace components. Most of our production is bespoke. We offer full technical support and advice to customers thoughout their product development cycle.



0.5%
5.5%
8.4%
10.5%
2003
2004
2005
2006

Insulating Ceramics

Our Insulating Ceramics Division designs and manufactures a wide variety of heat insulation products and is a world leader in insulation and refractory technology, fibre, insulating firebricks and crucibles. We provide services to several global markets including heat management solutions for steel making, and fire protection systems for tunnels, fire doors and ducting. Our world leading Superwool™ range of insulating fibre is used in many applications ranging from automotive equipment solutions to domestic appliances.



6.4%
7.5%
8.1%
9.2%
2003
2004
2005
2006

* Defined as operating profit before special items, divided by revenue.

Growth markets


Our conductive carbon is used widely in rail applications


We manufacture the plates for bullet proof vests


We provide solutions for fluid handling in chemical and other processing industries


Our power tubes are used in security scanning devices


Our braze alloys are used for engine build and repair and our ceramic components and sub-assemblies are used in engine monitoring and control equipment


Medical implants use our ceramic coatings


Our leading Superwool™ range is used in automotive engineering solutions


Our heat management solutions are crucial for steel manufacturing


Our materials are used in automotive exhaust manufacturing as filter and heat management systems

Carbon

Overview

Our Carbon Division produces a wide variety of technological solutions from carbon, graphite, and silicon carbide. These include carbon brushes for motors; body armour; graphite powder for the synthetic diamond sector; seals and bearing solutions for the chemical processing and fluid pumping industries; and a variety of components for the aerospace, semiconductor processing and space exploration industries.

Divisional structure

With high quality manufacturing facilities and a skilled workforce of some 3,700 around the world, our Carbon Division supports its global customers, takes advantage of organic growth in local markets and utilises low-cost locations where appropriate. The Division has 39 manufacturing facilities in five continents. In 2006 revenues were £213.6 million, of which 30.2% was from Europe, 51.2% from the Americas and 18.6% from the rest of the world.

2006 financial performance

	2006	2005	% increase
Revenue	**£213.6m**	£199.9m	6.9
Underlying operating profit*	**£33.8m**	£27.4m	23.4
Underlying operating profit margin	**15.8%**	13.7%	

*Operating profit before special items.

Financial performance in 2006 represents a further strong improvement compared with prior years. The Division has benefited from good sales growth in a number of markets and from the large number of rationalisation projects that have had a major impact on both the manufacturing and overhead cost bases.

Trading in almost all of the Americas' businesses was strong. Our traditional businesses benefited from the underlying strength of the US economy. Demand for armour products was very strong throughout the year and significant capital investment has been made to meet demand.

There has been improvement in some of our European markets, but the main focus in Europe during 2006 has been on successfully delivering on the major site rationalisation plans.

In Asia, our Chinese businesses have had another year of double digit growth and there has been further significant investment in both manufacturing capacity and capability to ensure that this growth can be maintained.

Products

The Carbon Division produces a wide variety of products. These include:

- Carbon brushes and related components including brush-holders, slip rings and terminal blocks for motors in industrial and traction applications.
- Rotary transfer systems for the transmission of current in rotating equipment.
- Bearings and seals for fluid handling applications.
- Protective armour for personal and vehicle protection.
- Graphite powder for the synthetic diamond sector.
- High purity graphite parts for use in highly demanding environments such as semiconductor, nuclear and high temperature furnace applications.

Helping to produce cleaner energy

Carbon Division companies are established suppliers to the expanding global renewable energy market. Our carbon brushes and brush-holders are used for wind turbine current collection and lightning protection.



Markets

The markets served by our Carbon Division include:

Electrical industrial and traction

We provide electrical current transfer systems from carbon brushes through to collectors and rotary current transfer products, serving both original equipment manufacturers and the aftermarket. Whilst this market is stable and relatively mature, we have been able to take advantage of the good economic and industrial growth in the Americas; in areas of specific product advantage, such as power stations; and in areas of local organic growth, notably China. We have global operations that match the locations of our customers including low-cost manufacturing bases in Mexico, Eastern Europe and Asia.

Fluid handling

We supply carbon and silicon carbide components for the seals and bearings which are critical to the pumps and compressors used in many fluid handling industries such as chemical and food processing. The fluid handling market has remained strong during the year. We are continuing to invest in capability and capacity in low-cost manufacturing operations where our customers are located, such as China and India.

Protective armour

We produce a range of silicon carbide ceramics for personal body, vehicle and aircraft armour systems, working globally with defence ministries. Continued Western military deployment, a high level of government spending and a changing ballistic threat means that demand for our armour products has been strong throughout 2006. We have invested significantly in manufacturing capacity and in technical resources to ensure that we are well placed to serve this growing demand. During 2006, we acquired Aceram, a Canadian-based business, in order to complement further our armour material portfolio.

Diamond synthesis

We continue to be the leading supplier of highly engineered graphite powder used in the manufacture of synthetic diamonds. Strong construction and oil drilling sectors mean that demand continues to be robust. We have invested in developing technologies that help our customers to achieve high yields and to improve productivity and product quality.

Outlook

The Carbon Division continues to enjoy a strong position in its traditional core markets. In addition our material and process competencies have allowed us to develop new product lines and market opportunities, providing the Division with an exciting business pipeline for the future.

The rationalisation of our manufacturing footprint will continue in order to ensure that we manage our cost base and provide the funds for further investment in countries that provide both the highest growth opportunities and lowest cost operations. There is also a strong commitment to support our customers globally through our worldwide manufacturing presence.

We are pleased to say that our robust financial performance in 2006 has put us on a strong footing for the future.

Keep on moving

Our carbon pantographs are used on many of the world's tram and rail systems. They are a vital component; the pantograph collects the current from the overhead cable to power the tram or train. We are renowned for the reliability of our products - many transportation systems rely on them. Carbon is non-abrasive, has low electrical resistance and low mechanical friction. All these advantages result in lower total running costs than alternative collector materials. No wonder many of the world's tram and railway systems use Morgan Carbon products.





Cracking unique challenges

ISIS is a world-class neutron company based in the UK. They commissioned highly specialist metallised ceramic components from our Technical Ceramics Division as part of a major expansion project. A Senior Client Project Manager comments: "We have benefited from the considerable experience of the Morgan Technical Ceramics team at Rugby. It is great to have such world-leading expertise on our doorstep."

Technical Ceramics

Overview

Our Technical Ceramics Division makes an extensive range of industrial ceramics products for a wide variety of applications. These include medical implants, power tubes used in airport security scanning devices and aerospace components. Most of our production is bespoke. We offer full technical support and advice to customers thoughout their product development cycle.

Divisional structure

Our Technical Ceramics Division operates worldwide, offering value-added solutions, world-class research and development, innovative design and application engineering.

The Division has sixteen manufacturing sites across the USA, UK, Netherlands, Germany and China and employs approximately 2,100 people. Europe accounted for 44.9% of the 2006 divisional revenue of £162.5 million, 51.4% was from the Americas, and 3.7% from the rest of the world.

2006 financial performance

	2006	2005	% increase
Revenue	**£162.5m**	£144.8m	12.2
Underlying operating profit*	**£17.0m**	£12.2m	39.3
Underlying operating profit margin	**10.5%**	8.4%	

*Operating profit before special items.

The Division's revenue rose 12.2% to £162.5 million and underlying operating profit rose 39.3% to £17.0 million. The Division has experienced good underlying trading in the second half of the year which, combined with a particularly strong first half, helped the Division achieve its short-term goal of double digit underlying operating margins. The business remains focused on continued operating profit margin progression with improvements seen in all regions in 2006, supported by investment in new product introductions.

The 2006 revenues were somewhat flattered by the significant increases that we saw in precious metal prices which were passed through in our pricing to customers. This represented c2.5% year-on-year revenue growth. Although other raw material and energy costs also increased compared to 2005, these were countered by a combination of operational efficiencies and price increases.

Stimulating bone growth

Our Technical Ceramics Division has recently developed a custom-designed ceramic feed-through for use in an internal bone growth stimulator. Bone stimulators are used as a supplementary form of therapy to help enhance the body's bone healing process. They emit low electrical currents, similar to those created naturally by broken bone, helping stimulate growth and creating successful fusion.



Globally, the industrial equipment, medical, aerospace and electronics segments continue to show good growth. The US markets have remained strong and our European business is also seeing strong performance, particularly in laser and power tube products for communications and security equipment. In Asia the additional capacity recently installed to meet demand for the thermal processing market is now fully utilised and we anticipate further expansion as a result.

Products

The Division uses materials science and applications engineering to make products from a wide range of ceramic materials with properties tailored for use in a diverse range of markets. These include:

- Braze alloys for aero engine build and repair.
- Ceramic components and sub-assemblies for engine monitoring and control equipment.
- Components and sub-assemblies for a broad range of medical applications, primarily implantable devices, prosthetics, and surgical and diagnostic equipment.
- Components and sub-assemblies used in wafer handling and processing chambers, serving both semiconductor processing equipment manufacturers and wafer fabrication plants.

Markets

The markets served by our Technical Ceramics Division are:

Aerospace

We serve the new-build and aftermarket in both the commercial and military aerospace sectors, as a tier 2 supplier to the major manufacturers and a supplier to MRO (maintenance, repair and overhaul) companies. Increased demands in passenger and cargo traffic are driving the commercial market, resulting in growth in new builds for single-aisle, twin-aisle, large cargo aircraft and regional jets.

Medical

Long-term durability, biocompatibility and specific mechanical and electrical properties make ceramic materials ideal for a range of medical applications. An ageing population and a desire to employ non-invasive surgical techniques have meant that this sector has a need for ever smaller yet more complex components.

We have an extensive portfolio of materials combined with processing techniques such as injection moulding, engineered coatings and ceramic-metal assemblies that are enabling medical equipment manufacturers to address this opportunity.

Semiconductor processing

The majority of the components we manufacture are classified as consumable spares. The demand for integrated circuits in electronic equipment is the main driver of the equipment market, combined with the introduction and adoption of new and updated technology. The installed base of equipment using our products is large and demand for spare parts continues through market downturns. Overall demand slowed in 2005 but the market saw recovery in 2006 and returned to positive growth.

Electronics

We supply niche applications within the electronics market where our products are differentiated by their superior material and/or dimensional characteristics. Markets for components and sub-assemblies include telecommunications, lasers and optoelectronics and IT hardware. The laser market continues to grow as devices find new applications and become smaller and more affordable to users. Applications include cosmetic surgery, dentistry, product marking and spectroscopy. A major driver of the optoelectronics market is the demand for surveillance equipment in military and commercial applications.

Within the IT hardware market, demand for data storage has increased dramatically as more people are using home PCs for music, pictures and videos, and advances in technology create options for TV recording and playback.

Outlook

Our Technical Ceramics Division has significant potential for further revenue and profit growth. Our strategy is to continue to focus on customers and markets that are themselves growing and are innovative in their approach. More than 40% of the Division's revenues are now in the growing markets of medical, aerospace and specialist electronics such as airport security detection devices. We plan to increase our presence in the rapidly expanding Asian region, helped by new capacity in Yixing, China. We are looking carefully for bolt-on acquisition opportunities that would enhance our offering in our core markets, which together with a strong new business pipeline, leaves the Division well placed for the future.

Coping with the pressure

Our Technical Ceramics Division has produced a piezoelectric transducer for use as a high-accuracy, cost-effective blood pressure monitor. Electronic sensors provide greater accuracy and long-term reliability over mechanical devices, and, in addition to use in conventional systems, they facilitate long-term monitoring, allowing medical staff to analyse trends in a patient's blood pressure.




BAY ferries

Lightweight, agile and fuel efficient

Our new FireMaster Marine Plus blanket produced by our Thermal Ceramics business is used in the manufacture of aluminium fast ferries.

The new ultra-lightweight fire insulation is designed for weight sensitive applications and provides typically 20-30% weight savings compared to alternative solutions. Reducing the weight of the ferry means that the fuel economy is improved, making it more energy efficient and safety is also enhanced.

Insulating Ceramics

Overview

Our Insulating Ceramics Division designs and manufactures a wide variety of heat insulation products and is a world leader in insulation and refractory technology, fibre, insulating firebricks and crucibles. We provide services to several global markets including heat management solutions for steel making, and fire protection systems for tunnels, fire doors and ducting. Our world leading Superwool™ range of insulating fibre is used in many applications ranging from automotive equipment solutions to domestic appliances.

Divisional structure

The Insulating Ceramics Division comprises two businesses: Thermal Ceramics and Molten Metal Systems (formerly Crucibles). Thermal Ceramics' revenue for 2006 was £271.2 million (2005: £236.7 million) and Molten Metal Systems generated £30.5 million (2005: £28.4 million).

The Division employs approximately 3,500 people and has 35 manufacturing sites.

During 2006, the Division has continued to implement its strategy of geographical expansion through capital investment and acquisitions. European operations accounted for 41.2% of the 2006 divisional revenue 36.3% was from the Americas, and 22.5% was from the rest of the world. Profitability has followed a similar profile, although, in general, the European results have lagged behind, emphasising the need for our ongoing rationalisation of sites and functions.

2006 financial performance

	2006	2005	% increase
Revenue	**£301.7m**	£265.1m	13.8
Underlying operating profit*	**£27.9m**	£21.5m	29.8
Underlying operating profit margin	**9.2%**	8.1%	

*Operating profit before special items.

Our Insulating Ceramics Division's revenue rose 13.8% to £301.7 million. Underlying operating profit margins were up, despite a continuation of raw material and energy price increases from previous years. Underlying operating profit was up 29.8% to £27.9 million. Energy and raw material prices have finally started to reverse, although they will still represent increases on 2006 as multi-year contracts expire.

Thermal Ceramics

Large differences remain between the geographical regions in which we operate. Western European demand remained generally flat; the industrial markets have suffered from competition from Asia, Latin America and Eastern Europe. However, we have seen considerable growth in the Americas and Asia.

During 2006, we expanded operations in the west of India to take advantage of developments in the key market of ceramics in that region, as well as to strengthen export capabilities to the Middle East. Our new acquisition in Russia has commenced trading and has proved successful already. This is in line with the Group strategy of moving to lower-cost production countries and entering new geographical markets.

In conjunction with these geographical expansions we acquired the US and Polish fibre businesses from Cookson plc. Both of these operations have contributed to the performance of those regions, operating as immediate bolt-ons to our existing businesses.

Molten Metal Systems

Revenues in our Molten Metal Systems business rose 7.4% in 2006, partly as a result of more favourable trading conditions in Asia and in the Americas, whilst Europe remained flat. In the early part of the year, our position in the growing Indian market was strengthened by the purchase of the minority shareholding of our partner in Morganite Crucible India Ltd., followed by the acquisition of the Diamond Crucible Company in Gujarat. Despite significant increases in the cost of energy and some raw materials, operating margins were up as a result of the restructuring measures undertaken in the latter part of the previous year. We deployed additional sales and management resources in Asia during the year, in order to exploit continuing market growth in the region. We also advanced plans for the establishment of a manufacturing facility in China, which will commence production in the early part of 2008.

Products

Our Insulating Ceramics Division has several major product groups:

Thermal Ceramics

- Insulating fibres which include the Superwool™, Kaowool™, Cerablanket™, Pyro-Bloc™ and Firemaster™ brands. In 2006 we launched the higher temperature Superwool™ 607HT.
- Insulating firebrick and castable products include the JM, K, TJM and Tri-Mor™ brands.

Molten Metal Systems

- Foundry crucibles
- Energy efficient melting and holding furnaces
- Heated molten metal transport ladles and other foundry consumables used in metal handling, purification, flow control and temperature measurement.

Markets

Our Insulating Ceramics Division targets the following key markets:

Iron and steel

We supply heat management solutions to steel making and downstream processes, both direct to the steel producers and through major contractors. In 2006, global steel production is estimated to have been up 9% on 2005, with almost all regions very buoyant. Further growth is expected in 2007.

Aluminium

Reducing heat loss and improving heat containment is a major opportunity for aluminium producers. Our product range enables furnace design and performance to be improved. Our Superwool™ product range is used in consumable products to further enhance energy efficiency performance.

Transportation and automotive

We have expanded our presence in these markets with Superwool™ engineered products. We have developed catalytic convertor mats, heat shields and special adhesives in house and with international partners in Japan, the USA and Europe.

The increased use of diesel engines offers further growth opportunities. Increased activity in domestic and international air travel has raised our revenues from consumable products for the production of aero engine blades and insulation. We also supply crucibles and foundry consumables to the automotive sector which is making increased use of components cast from molten aluminium alloys with, for example, increasing fitment rates of alloy wheels.

Petro-chemical

This market has shown strong performance in 2006 in the Middle East, India, China and Eastern Europe, with 2007 expected to continue this trend. Many of the opportunities are from our new plants in the region and involve a project-based approach including design, supply and supervision.

In America and Europe we are also seeing increased maintenance activity in this sector.

Ceramics

This industry is currently dominated by European design and manufacturing companies. We are a major supplier to these companies and are following the relocation of capacity to China and India. We design and engineer solutions in Germany and Italy and then supply materials from any of our manufacturing facilities across the world according to customer requirements.

Power generation

This market saw increased activity through 2006 and the expectation for 2007 is also good. Our Superwool™ business benefits from the growth of heat recovery steam generation systems which use insulation wools.

Precious metal processing

We provide crucibles and other foundry consumables to the precious metal refining, reclamation and manufacturing sectors. Good demand for precious metals for use in the auto-catalyst, electronics, jewellery and other areas has seen strong prices for a number of precious metals, making refining and reclamation viable from sources that were previously uneconomic. However, the positive impact of this has been mitigated by a number of customers consolidating their facilities and closing plants in Europe.

In terms of new markets there is increasing interest in the following areas:

Domestic appliances

Manufacturers in this sector are now utilising Superwool™ in ovens, microwaves, gas and oil boiler systems and water heating systems.

Fire protection

Our materials are used in various applications including the protection of tunnels and the construction of fire doors and ducting systems. A growing market opportunity in fire protection for offshore and petro-chemical facilities is being addressed through marketing partnerships to offer customers a package of aligned products. In 2006, we launched our new Firemaster Marine Plus range which offers 20% weight savings to shipbuilders compared with earlier solutions.

Outlook

Thermal Ceramics

The outlook for Thermal Ceramics remains positive, with demand for heat management and insulating products increasing due to the high long-term cost of energy. Continued development has led to the expansion of the Superwool™ range of fibre products. An example of our expansion of Superwool™ is engineered fibres for automotive applications. Higher pollution control standards are driving growth in this area.

Molten Metal Systems

The outlook for Molten Metal Systems in 2007 is positive, particularly in Asia, where our efforts will be focused on the establishment and expansion of low-cost production sites to meet growing local demand. Some rationalisation of our European manufacturing base is anticipated as the Asian demand is increasingly satisfied by our local production capabilities.

Cost efficient processing

With increasing growth in the chemical processing industry and the growing awareness that we all need to use fuel and energy as efficiently as possible, our Thermal Ceramics business offers its customers an attractive choice of insulation materials. We provide thermal and heat management solutions through products such as our award winning Superwool™ and our insulating firebricks.



Business review (cont.)
Financial review

This is the second year that we have produced our results under International Financial Reporting Standards as adopted by the EU (adopted IFRS). All the figures referred to below are extracted from the financial statements on pages 53 to 96 and comply with adopted IFRS.

We make reference to underlying operating profit and underlying earnings per share (EPS). Underlying operating profit is defined as operating profit before special items. EPS is defined in note 10 on pages 69 and 70. We believe that underlying performance indicators provide valuable additional information on underlying trends, and we use them to measure and monitor performance.

Group revenue and underlying operating profit

	Revenue		Underlying operating profit	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Carbon	**213.6**	199.9	**33.8**	27.4
Technical Ceramics	**162.5**	144.8	**17.0**	12.2
Insulating Ceramics	**301.7**	265.1	**27.9**	21.5
Unallocated costs	**-**	-	**(5.0)**	(5.7)
Continuing businesses	**677.8**	609.8	**73.7**	55.4
Discontinued businesses	**-**	135.9	**-**	10.6
Total Group	**677.8**	745.7	**73.7**	66.0

We have successfully delivered our three-year profit improvement plan having achieved double digit underlying operating profit margins ahead of target in early 2006 and continued profit margin enhancement into the second half of the year.

Group revenue was £677.8 million (2005: £745.7 million). Continuing Group revenue, excluding acquisitions, on a constant currency basis (using 2006 actual rates), showed an increase of just over 9% over 2005. Underlying operating profit for the Group was £73.7 million (2005: £66.0 million).

Underlying operating profit from continuing operations increased significantly by 33.0% over 2005 to £73.7 million. The underlying operating profit margin for the continuing business in 2006 was 10.9% (2005: 9.1%).

The table below highlights the half-yearly improvement that we have made since 2005 with the second half of 2006 showing an 11.1% underlying operating profit margin.

Continuing Group results

(actual currency rates used)

	2006		2005	
	1st half £m	**2nd half £m**	1st half £m	2nd half £m
Revenue	**336.3**	**341.5**	301.0	308.8
Underlying operating profit	**35.7**	**38.0**	25.6	29.8
Underlying operating profit margin	**10.6%**	**11.1%**	8.5%	9.7%

Restructuring costs in the year were £23.9 million (2005: £29.7 million) and costs associated with the settlement of prior period anti-trust litigation were £3.8 million (2005: £2.3 million).

The net finance charge was £3.4 million (2005: £13.1 million). Net bank interest and similar charges were £4.6 million (2005: £10.0 million), an improvement of £5.4 million from 2005 as our cash position benefited from the receipts of the Magnetics disposal in December 2005. Part of the finance charge under adopted IFRS is the net IAS 19 Employee Benefits income which was £1.2 million (2005: £3.5 million charge). Fair value movements on interest rate swaps represented a net income of £nil (2005: £0.4 million).

A five-year summary of the Group's financial results is set out on pages 95 and 96 of this report.

Foreign currency impact

The principal exchange rates used in the translation of the results of overseas subsidiaries were as follows:

	Average rate		Year-end rate	
	2006	2005	**2006**	2005
US$	**1.8440**	1.8195	**1.9447**	1.7597
Euro	**1.4673**	1.4622	**1.4857**	1.4557

Taxation

Group taxation for the year showed a net charge of £10.6 million (2005: charge of £30.2 million). The effective tax rate before special items was 23.0% (2005: 25%).

Dividend

The Group is proposing a final dividend of 3.0 pence per share bringing the total dividend for the year to 4.5 pence per share.

Earnings per share

Basic earnings per share represented a profit per share of 12.9 pence (2005: 18.1 pence). Underlying earnings per share was 17.9 pence (2005: 13.1 pence), an increase of 36.6%. Details of these calculations can be found in note 10 on pages 69 and 70.

Key performance indicators

Underlying operating profit margin

We use underlying operating profit margin as the main key performance indicator (KPI) for the Group. We have stated that our aim is to achieve mid-teen margins in good times (i.e. when the macro-economic environment is strong), and double digit margins when the environment is more challenging. We use this KPI regularly in our half and full-year presentations to the financial community as we believe that it indicates the growing success and strength of the Company.

Total employment costs as a percentage of sales

Managing our cost base in conjunction with growing our top line is vital to Morgan Crucible's future success. Since 2003 our total employee costs, which consist of salaries, plus all other costs associated with employment such as bonuses, pensions, healthcare etc, have consistently reduced as a percentage of sales from 39.6% in 2003 to 31.7% for the second half of 2006. Our medium-term target is to improve that ratio to 30%.

Economic value added ratio

Economic value added (EVA) compares the returns made by our Divisions with the notional costs of investing in them. We use this ratio to ascertain where to make capital investments within the Group. The basic calculation deducts the cost of capital from the net operating profit after tax, which is the underlying operating profit less a notional tax charge that is based on the medium-term expectation for statutory tax rates. We expect that the returns will exceed the cost of the investment and it is one of the measures that we take into account when we are evaluating competing investments.

Balance sheet

At the year end total equity was £203.1 million (2005: £195.7 million). With closing net debt of £34.1 million (2005: net cash of £50.5 million), gearing at the year end was 16.8% (2005: nil).

Non-current assets were £333.8 million (2005: £315.7 million) and total assets decreased from £694.4 million in 2005 to £652.1 million at the end of 2006.

The net assets of the Group increased by £7.4 million from £195.7 million to £203.1 million due mainly to a retained profit for the period of £39.7 million.

Cash flow

Net cash flow from operating activities, before a one-off payment of £40.0 million into the UK pension scheme, was £18.1 million (2005: £48.5 million). This performance included a £22.9 million increase in working capital (2005: increase of £6.2 million) and was achieved after £34.3 million (2005: £30.8 million) of cash costs in the year from restructuring projects and costs associated with prior period litigation. The Group saw a £58.7 million negative free cash flow for 2006 (2005: positive £12.7 million). During 2006, the Group purchased £18.9 million (2005: £3.5 million) of shares in connection with the various share incentive schemes. In addition, net cash outflow in connection with the share buy back programme announced in December 2006 was £0.5 million. Subsequent to the year end a further £9.7 million of shares were purchased up to 20 February 2007. At the year end, the Group had net borrowings of £34.1 million (2005: net cash of £50.5 million). The cash flow on page 26 highlights the main cash movements in 2006.

	2006 £m	2005 £m
Net cash from operating activities before UK pension payment	**18.1**	48.5
UK pension payment	**(40.0)**	-
Net cash flow from operating activities	**(21.9)**	48.5
Interest received	**3.5**	2.3
Net capital expenditure	**(32.9)**	(38.1)
Dividends	**(7.4)**	-
Free cash flow	**(58.7)**	12.7
Cash flows from other investing activities	**(10.9)**	190.8
Cash flows from financing activities	**(19.2)**	(1.8)
Exchange movement	**4.2**	(3.3)
Opening (net debt)	**50.5**	(147.9)
Closing net cash/(net debt)	**(34.1)**	50.5

Treasury policy

Group Treasury acts as a service to Morgan Crucible's business, not as a profit centre. It operates under policies approved by the Board. Group Treasury seeks to reduce financial risk and to ensure that the Group has sufficient liquidity available to meet all foreseeable needs. It is responsible for all of the Group's funding requirements, cash management and other treasury business. Group Treasury makes limited use of derivative instruments to hedge foreign currencies and interest rates; speculative transactions are not permitted.

Group Treasury prepares a formal report on Treasury activities for the Board at least biannually and reports to the Chief Financial Officer monthly.

Foreign exchange risks

Subsidiaries are encouraged to manage all material transactional foreign currency exposures using forward contracts. Any items of a more complex nature require approval by Group Treasury. Currency translation risks are controlled centrally. The Group's policy is to manage the translation exposure of overseas net assets by seeking to match the currency of borrowings with the currency in which the net assets are denominated. The objectives are to maintain a low cost of borrowing whilst maintaining a balanced portfolio of net assets by currency.

Borrowing facilities and liquidity

All of the Group's borrowing facilities are arranged by Group Treasury and the funds raised are then lent to operating subsidiaries on an arm's-length basis. In a few cases operating subsidiaries have external borrowings but these are supervised and controlled centrally.

In 2006 the Group cancelled US$70 million of the US$350 million bank syndication following the disposal of the Magnetics Division. The revised facility of US$280 million matures in February 2010.

Capital investment

The Group has well-established formal procedures for the approval of investment in new businesses and of capital expenditure to ensure appropriate senior management review and sign-off.

Interest rate risk

The Group adopts a policy of ensuring that between 30% and 70% of its exposure to changes in interest rates on borrowings is on a fixed rate basis.

Tax planning risk

The Group's reported after tax income is calculated based on the relevant tax legislation in each of the jurisdictions that it operates in. Changes in tax legislation (including tax rates) could materially affect the Group's after tax income. The Group undertakes tax planning initiatives where appropriate. The outcome of such planning cannot be assured and could materially influence the effective tax rate.

Accounting policies

We have adopted International Financial Reporting Standards as adopted by the EU (adopted IFRS) in 2005. All accounting policies shown on pages 57 to 62 are compliant with adopted IFRS.

Pensions

The Group operates a number of pension schemes throughout the world, the majority of which are of a funded defined benefit type. The largest of these are located in the UK and the US with others in Europe. Net employee benefit liabilities totalling £42.7 million are included in the financial statements at the end of the year, a decrease of £81.5 million compared with the previous year. The main movements are in the UK pension schemes which show a surplus of £3.1 million on an IAS 19 basis, an improvement of £69.3 million in the period. The two main one-off changes for the UK are a £40.0 million cash injection and a £11.0 million curtailment to the deficit due to the changes implemented in the schemes.

Going concern

In accordance with the recommendations of the Combined Code, the Directors have duly considered the budgets, forecasts, cash flows and the outlook from the operating companies and consider that the Company and the Group have adequate financial resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing these accounts.

We have continued to operate a consistent and systematic risk management process which follows the revised Turnbull guidance.

We seek to ensure that:

a) all significant risks to Morgan Crucible have been identified and prioritised;
b) systems of control are in place to manage the risks; and
c) the effectiveness of these controls has been measured and monitored.

The Board reviews a formal risk report which covers the following issues:

i) significant risks to the Group which have been reviewed by the Executive Committee;
ii) the adequacy of the risk management process;
iii) assurances that internal controls are in place to manage the risks; and
iv) confirmation that the process is ongoing.

We have operations in 31 countries worldwide and we compete in numerous product and service markets. We face various risk factors, both internal and external, which could have a material impact on long-term performance.

External risk factors include:

- global political and economic conditions;
- technology changes;
- foreign exchange movements;
- raw materials and energy; and
- legislation and regulation.

Internal risk factors include:

- reputation;
- pensions;
- competition;
- insurance;
- environmental health and safety;
- litigation;
- controls failure; and
- business continuity.

As described above, we seek to manage and mitigate risk and use insurance where this is cost effective. Our risk management processes also help to identify business and performance opportunities.

External risk factors

Global political and economic conditions

Our worldwide operations include activities in a number of developing countries. Whilst these regions offer growth opportunities, business activities in these areas expose us to economic, political and business risks. The Group is subject to varying legal and regulatory regimes in these areas, including those covering taxation, environmental and other matters. Political risks include the imposition of trade barriers, expropriation of assets, changes in regulations, wage controls and restrictions on the export of currency and the volatility of prices, taxes and currencies.

The diverse nature of our products and services and the customers and markets served help to mitigate the impact of any individual exposure to economic conditions. However, some 36% of our revenues are to customers in the USA and thus we are particularly affected by economic conditions in that region.

Technology changes

We develop and launch new technologies and products. Such development projects carry business risks, including reputational risk, abortive expenditure and potential customer claims which may have a material impact on the Group. Export control regulations may limit our ability to transfer or share technology between our sites in different countries.

Foreign exchange movements

We operate on a global basis, with a significant proportion of our profits earned outside of the UK. We have significant investments around the world, with the greatest proportion being in the USA. As such we are subject to translation risk due to exchange rate movements between world currencies which could adversely or positively affect the Group's results. The Group has entered into certain hedging arrangements to help mitigate the impact of currency fluctuations and the Group's relevant treasury policies are summarised in the Financial review on page 26.

Raw materials and energy

Our products use a range of raw materials and our operations require significant amounts of energy. Volatility and increases in prices or scarcity of supply could have a material impact on our business. Our raw materials are sourced on the world market and in general we have access to multiple sources of supply. Where specific material properties require particular sources of raw materials to be used, the Group has processes in hand to bridge any short-term interruption of supply and where possible has identified alternative sources of supply.

Legislation and regulation

We are subject to varying laws and regulations around the world. Changes in these could affect the Group's business. Following the events now referred to as 9/11, various governments, notably the USA, have significantly increased their export control regulations. Considerable effort has been expended in the USA and Europe to ensure that we are in compliance with these regulations.

Internal risk factors

Reputation

Our reputation with all stakeholders is fundamental to the success of the Group. Failure to meet expectations in terms of the products and services we provide, the way that we do business or in our financial performance, could have a material effect on the Group.

These risks are mitigated through:

- our focus on quality, with over 90% of our production capacity now accredited to ISO 9001;
- our corporate responsibility programme, including our Statement of Core Values;
- our Ethics Policy and Internal Compliance Reporting Helpline; and
- our systems of internal control and risk management.

Pensions

We operate a number of defined benefit pension plans with the largest of these being in the UK and the USA.

The pension plans are exposed to the risk of changes in interest rates, the value and performance of investments, inflation and the increasing longevity of members. As stated at the time of the disposal of the Magnetics Division, the Group has now made a further contribution to the UK schemes which currently now show a small surplus. We will continue to keep funding levels under review.

The Group's main US defined benefit pension scheme is overseen by The Pension Benefit Guaranty Corporation which has powers to apply to court to terminate the scheme if it does not meet certain minimum solvency tests. Were there ever to be a termination, the Group would be required to meet the full cost of the under-funded liabilities under the US scheme.

Competition

Given that we operate in highly competitive markets, significant product innovations, technical advances or increased price competition could all affect the Group. In order to help ensure we remain competitive, we work to minimise our cost base and invest in research and development.

Insurance

Certain risks are transferred to insurers. Specialist third-party audits and internal inspections, coupled with follow-up of any corrective actions, help to ensure that major insurable risks are adequately managed. The growth in our aviation and medical products businesses has meant that this continues to be an area of particular focus to ensure that our products are consistently of the highest quality and that contractual arrangements are clear.

Environmental/health and safety

Our operations involve the normal environmental and health and safety risks associated with any manufacturing operation such as spillage, noise, air and soil pollution and so forth.

Our businesses are subject to numerous laws and regulations relating to health, safety and the environment around the world. Although we believe that our operations are in compliance with current regulation, violations of such laws and regulations can lead to fines and penalties.

Specialist third-party and internal auditors make regular site visits to ensure compliance with local regulations. An Environmental, Health and Safety Good Management Practices Manual has been issued to sites worldwide. Environmental, Health and Safety Managers within each Division are tasked with ensuring that the practices outlined in the Manual are embedded in the manufacturing sites.

Litigation

From time to time and in the normal course of business, we are subject to certain litigation, in particular in the USA. Provision for the expected costs and liabilities are set out in note 22 to the accounts. If the liabilities arising were significantly to exceed the amounts provided for, our financial position could be adversely affected.

Controls failure

We operate internal controls as described in the corporate governance report on pages 40 to 44. With operations in 31 different countries worldwide there has been a need to pay particular attention to the auditing of internal controls in some of the smaller sites which, given their size, tend to have less segregation of duties. As we continue to expand our manufacturing footprint in lower-cost areas there is an increasing proportion of Group revenues and profits coming from countries that have different cultural and business practice standards from our traditional locations. Our risk-based internal audit programme addresses this situation and develops risk management strategies.

Business continuity

Business continuity plans are either fully developed or in the course of development at all our sites. These plans describe how a site should respond to various risks and how continuity of supply to our customers would be maintained. In some cases there are possibilities of short-term supply from an alternative site. The measures described, coupled with appropriate insurance, help mitigate the effects of business interruption. A full review of these plans will be made during 2007.

Actions

During 2006 our internal audit function has continued to use external professional auditors to supplement internal resources in areas of the Group's operations where language, culture and location have made this a sensible option. Risk-based internal audits have focused on ensuring that internal control systems are functioning correctly and are adequate for the risks in the business. Such audits are therefore not limited to financial matters but also cover operational and regulatory compliance matters. The Director of Operational Risk has worked with the Divisional Chief Executives and Divisional Controllers to identify and implement best practice across all our sites. The concepts of risk assessment and risk management continue to be embedded throughout our various activities, and managers at all levels of the organisation are becoming more adept at using these approaches.

The Corporate Ethics Policy which was agreed by the Board at the end of 2005 is available to every Morgan Crucible employee worldwide. This lays a foundation for the determination of appropriate conduct globally. Our internal controls are designed not only to protect the Company's assets but also to ensure compliance with our Ethics Policy. In order to assist with this, we have set up a Compliance Helpline to enable any employee to seek advice or to report non-compliance. The Ethics Policy and Compliance Helpline were featured in the latest edition of the Company's internal magazine, *360*, which is published in eight languages and distributed to all employees worldwide.

During 2006 a Risk Management Committee was formed comprising of the Chief Financial Officer, the Director of Operational Risk and the Company Secretary. This committee reviews the full range of risks faced by Morgan Crucible as a Group, ensures that there are adequate systems in place and evaluates their effectiveness. Where necessary, the Risk Management Committee will initiate action to improve the systems and ensure compliance.

We believe that progression from compliance to integrated risk management, through improved internal controls, is an essential step in the continuous improvement of our business processes for the benefit of all stakeholders.

Corporate responsibility is integral to the way we do business and is vital to the continued success of our Company.

We report on:

- ethics and ethical trading;
- human resources;
- environmental, health and safety;
- community; and
- suppliers and customers.

Many of Morgan Crucible's products are designed to improve the environmental and health and safety performance of our customers' operations and products. We have not sought to quantify this benefit, but we continue to see the development of new and improved products as a key contribution to the sustainability of our own business and that of our customers.

Management

The Board is accountable for corporate responsibility policies and processes. As Chief Executive Officer, Mark Robertshaw is the executive in charge of all corporate responsibility matters. He is supported by senior management including the Chief Financial Officer, the Director of Operational Risk and the Director of Human Resources of the Carbon Division. The Chief Executive of each Division has operational responsibility for implementing our policy.

Reporting and verification

This report follows the guidelines issued by the Association of British Insurers (ABI) and is supplemented by our social, ethical, environmental, health and safety policies and our 2006 EHS Report which will be published on the Company's website in April 2007.

As part of our work to promote and retain our reputation for managing our business in a responsible way and for contributing to the societies in which we operate, a number of initiatives are underway to improve corporate responsibility performance and reporting. Examples are included below with further detail to be published in our 2006 EHS Report.

We have been a member of the FTSE4Good Index since 2005.

All Morgan Crucible businesses are regularly reviewed under the Group's Compliance Audit Programme and those sites and businesses certified to ISO 9001, ISO 14001, OHSAS 18001 and other standards have regular external audits. The Board has considered the potential for further external verification of the Group's corporate responsibility performance and in 2006 has limited this to external professional advice on specific health and safety and environmental matters.

Core values

Our approach to corporate responsibility is encapsulated in our Core Values Statement which provides the framework for our policies, programmes and procedures as we strive for continuous improvement in our social, environmental and ethical performance. Our Core Values Statement, available on our website, applies to all our businesses and employees worldwide.

Ethics and ethical trading

Policy

Our Ethics Policy, which is translated into local languages for our sites worldwide, supplements our Core Values Statement and provides employees with practical guidance for their everyday activities. The policy cross-refers to our other policies and covers:

- environmental, health and safety;
- equal opportunities and UN guidance on human rights;
- business behaviour, including dealing with conflicts of interest, bribery and corruption;
- dealings with customers and suppliers, including anti-competitive behaviour;
- compliance with laws and regulations, including export controls;
- integrity in financial reporting; and
- communication and compliance, including employee reporting without fear of retribution through our Compliance Helpline.

Management

Our Compliance Helpline enables employees who are aware of or suspect misconduct, illegal activities, abuse of Company assets or violations of our Ethics Policy to report these confidentially without fear of retribution should they feel they cannot use a local channel. During the year, the availability of the Helpline was promoted to employees globally, in particular through coverage in the global employee magazine (see page 32).

Our global anti-competitive behaviour compliance programme is ongoing with appropriate employees across the Group continuing to receive training. This is followed up with annual independent audits, with the auditor attending the meetings of the Board and the Executive Committee at which the audit report is discussed.

Human resources

Our continued success relies on the capabilities, vision and commitment of our employees. Our employment policies and practices are designed to attract, retain and engage employees and provide the working environment needed to deliver the high expectations of our business and customers.

We actively encourage all our employees to achieve their full potential and our leadership in technology is underpinned by our investment in training and developing our people.

Our Long-Term Incentive and Share Option Plans and our employee communications all help to inform, involve and motivate our people.

Policy

We endorse the UN guidance on human rights and minimum working age to ensure freedom of association, equal opportunity and diversity amongst employees, regardless of gender, race, religion, culture, creed, age or disability and any other status protected by law. We would endeavour to provide training and continued employment of employees who become disabled whilst in our employment.

As is set out in our Core Values Statement and in our Ethics Policy, every employee is entitled to fair treatment, courtesy and respect. We will not tolerate sexual, racial or any other form of harassment.

Management

We have one set of human resources standards that are implemented through our operating Divisions, with appropriate support from Group and regional resources. This approach helps to ensure our people policies and practices are aligned with the needs of our business and our customers.

Policy implementation, along with the identification and benchmarking of best practice, are facilitated by the Group-wide General Managers' forum and regional Human Resources councils in Europe, the Americas and Asia.

The Director of Human Resources of the Carbon Division also has responsibility for Group Human Resources issues and, as such, reports to the Chief Executive Officer in this capacity. Risks relating to Human Resources are covered by the Group's risk management process.



Loyal service

Mr William (Bill) Byrd receives a loyal service award from Mark Robertshaw, Chief Executive Officer. Mr Byrd completed 60 years of service at our Augusta, USA plant and continues to work with us as an Export Transportation Specialist.

Reporting

During the coming year we plan to update our processes for gathering and benchmarking human resources data and key performance indicators so as to help identify areas of best practice and opportunities for improvement.

Training and development

We continue to invest in our employees and to encourage them to participate in their development to achieve their full potential. This is key to achieving our business goals and we work to develop our people at all levels and on a global basis.

We identify training and development needs through our performance appraisal system that has been adopted by all Divisions. This system also furthers talent identification and succession planning.

Group-wide training courses include international market development, project management and negotiating skills. Where appropriate we run regional training programmes, for example in China. These are available for all Divisions and includes leadership skills and sales.

The regional programmes support divisional training that is aligned to the strategic needs of each business. For example, over the past three years some 100 high potential employees have participated in the Thermal Ceramics global management development programme. This included exposure to the latest management thinking, teaching them to apply this thinking across the diverse cultures in which we do business. In the Carbon Division there has been an intensive focus on developing middle management and commercial skills whilst Technical Ceramics has focused on the development of technical and process skills.

Employee engagement

Communication channels
We communicate through a variety of channels, including regular global newsletters; the twice yearly *360* magazine which contains divisional, site and community news; and *Morgan Update* which keeps employees informed of Group developments including our annual and interim results and the results of our annual employee survey. These newsletters are available in eight languages and are supplemented by team briefings and presentations.

The European Employee Forum, established in 1996, continues to be a powerful two-way forum for communication and in 2006 was expanded to include our businesses in the new member states of the EU.

As discussed above, our Compliance Helpline enables employees to seek guidance or raise concerns on a confidential basis. This Helpline supplements local procedures.

Employee surveys
Following our first Group-wide employee survey in 2003, we identified a number of areas for improvement. These included improving overall communications with employees, helping employees develop a better understanding of Group strategy and direction and continuing to progress health, safety and environmental performance.

The results of the subsequent surveys enabled us to track progress and to tune our employee engagement activities. The survey planned for 2006 was deferred until 2007 due to the demands of the bid approach in 2006. We plan to publish a summary of the results on our website as well as providing feedback to our Divisions, sites and employees. We will also communicate results to shareholders in next year's Annual Report.

Environmental, health and safety

We are committed to minimising the impact of our operations, products and services on the environment and to enhancing the sustainability of our business. As many of our operations include high-temperature processes, minimising energy use and climate change related emissions is a key focus. We are also committed to ensuring that the working environment is safe and that all individuals take responsibility for achieving this. Environmental, health and safety (EHS) performance improvements are a fundamental part of the way we conduct business.

This commitment is reinforced in our Core Values Statement which requires us to measure, appraise and report our EHS performance.

Further details of our EHS performance and programmes will be included in our 2006 EHS Report to be published on our website in April 2007. The Report will also include case studies to help highlight our approach to enhancing the sustainability of our business.

EHS policy

The key features of the Group's EHS policy, are to:

- comply with EHS legislation, regulations and other applicable requirements;
- minimise the environmental impact of historic, current and future operations;
- conduct operations in such a manner as to avoid unacceptable risk to human health and safety;
- supply products that will not present unacceptable risk to human health and safety when used in compliance with product safety communications and common safety practices;
- establish measurement tools for and continuously monitor EHS performance; and
- set objectives for the continuous improvement of EHS performance.

EHS management and organisation

The management of EHS performance is aligned with the operation of our day-to-day business. As noted above, the Chief Executive Officer has overall accountability for corporate responsibility, including EHS policy and performance. He is supported by Ben Bolton, Director of Operational Risk who is a member of the Risk Management Committee. Operational responsibility is delegated to the Chief Executive of each Division and to the manager of each operation. Subsequent to the year end, the Chief Financial Officer took over specific responsibility for EHS policy and performance. This structure is supplemented by EHS professionals within each business. In practice, all of Morgan Crucible's employees are responsible for ensuring that our EHS policies are implemented and for identifying additional areas and opportunities for further development.

Environmental, health and safety risks are covered by the Group's risk management systems. EHS performance and programmes are reported and reviewed regularly on a site by site, regional, Divisional and Group-wide basis.

Environmental management systems are in place at 57 major sites, representing some 77% of production capacity. This includes 23 sites which are certified to ISO 14001. In 2007 and 2008 we plan to achieve further certifications in the USA, Australia, Japan, China, France and South Africa, in addition to the rolling programme of re-certifications. Systems are in place for managing health and safety across all our major operations, with a number of sites certified or working to OHSAS 18001 where this is appropriate. Our Carbon Division facility in Turkey achieved certification to OHSAS 18001 during the year.

Our EHS management processes also include the EHS Compliance Audit Programme. This programme provides assurance and helps ensure compliance with local regulations, and good management practice. Twenty four sites were audited during the year, using external auditors in Europe and Asia and internal resources in North America. These audits, and the associated corrective action plans, help ensure that site level environmental and health and safety assessments are undertaken on a consistent basis at the Group's facilities world-wide. This programme is supplemented by the Group's EHS Good Management Practice manual which is issued to all sites.

Health and safety performance

We monitor accident statistics across the Group. As a result of proactive preventative programmes and training, performance over the past year has improved with a reduction in lost working time and in major and minor incidents per 100,000 hours worked.

	2006	2005
% lost working time	**0.07%**	0.09%
Major* incidents per 100,000 hours	**0.41**	0.62
Minor** incidents per 100,000 hours	**0.19**	0.26

*Major = work related injuries resulting in four or more days' lost time.
**Minor = work related injuries resulting in one, two or three days' lost time.

Environmental performance

Many of our operations involve high temperature processes. Energy use and the emissions associated with climate change are a key area of focus for the Group. Over the past year, key environmental performance indicators show a reduction in CO_2 emissions due to energy use when indexed to revenue. This includes the effect of doubling our use of electricity from specific renewable sources to 2.7% of all electricity consumed.

	2006	2005
Tonnes CO_2* per £m revenue**	**604**	648
Tonnes waste per £m revenue**	**89**	96
% total waste recycled	**31%**	30%
m^3 water used per £m revenue**	**3,896**	3,668

(*CO_2 equivalent from all energy sources, including country specific electricity – 2005 restated accordingly).
(**Includes inter-company revenue).

In 2006 our waste management programmes resulted in a reduction in the amount of waste generated per unit of revenue, whilst increasing awareness of recycling opportunities saw an increase in the proportion of our total waste that is recycled. Due to increased and improved measurement and reporting, apparent water use per unit of revenue increased during the year. This was also due to a leak at one of our US sites, which has now been rectified.

Targets

Over the past year, we have worked to update our Key Performance Indicators (KPI) and data collection processes. As will be further detailed in our 2006 EHS Report, to be published in April 2007, we have set new Group-level targets which build on the progress to date. We will further upgrade our KPI processes and integrate these into our management information systems. In addition to Group targets, our businesses set targets and undertake initiatives appropriate to their specific opportunities for improvement.

Community

We engage with local communities in relation to matters of mutual interest and concern. At a local level, where we often have long-established roots and are frequently a major employer, this helps to foster understanding and improves our credibility. In addition, we engage with local and national governments and agencies, both directly or through professional bodies. Such engagement is in part covered by our Ethics Policy which prohibits donations to political parties or causes.

In addition to the time given to community projects and for charitable purposes by our employees around the world, in 2006 Morgan Crucible also made charitable donations of £146,240 (2005: £171,057).

Group activities

During 2006, we continued to support and fund the joint Barnardo's/Outward Bound initiative which provides opportunities for young people to develop life skills at centres in the UK. We also supported a number of charitable and community initiatives, including medical research, the care of physically or mentally handicapped people and the education and development of young people.

Employee activities

Our staff support a variety of local and national initiatives and projects, helping to raise funds and giving their time. Examples include:

Asia

- an employee at Carbon Korea who assists in a facility for disabled teenagers;
- employees at Thermal Ceramics in India who donate blood, give books to the local library with one employee sponsoring the education, food, shelter and clothing of an underprivileged child.

Americas

- Our Advanced Ceramics plant in New Bedford, Massachusetts, USA, has a tradition of strong community involvement with a rolling programme through the year. Initiatives include support for the United Way and the Day of Caring, facilitating payroll giving, raising funds for the American Cancer Society and the American Heart Foundation, supporting a local softball tournament and conducting a yearly "Blood Drive" when the local hospital brings a mobile blood donation unit to the site and employees donate blood throughout the day.
- Our Thermal Ceramics plant in Augusta, Georgia, USA is also a sponsor of the United Way and of the Juvenile Diabetes Research Foundation.
- An employee based in Augusta with expertise in emergency response planning helps with the Community Emergency Response Team which trains people to be better prepared to respond to emergency situations in their neighbourhoods.

Europe

- In the UK employees from Carbon and Technical Ceramics participated in the 2006 London Marathon, raising money for Cancer Research UK and the Multiple Sclerosis Resource Centre.
- The sports and social committee at the Ruabon site in North East Wales involved local children in a competition to design a Christmas card. The winning design was printed and sold to raise money for schools and local charities.

Suppliers and customers

Our customer service strategy is to respond quickly to changing customer demand, to identify emerging needs and continuously to improve product availability, quality and value. Accordingly we seek to stay close to customers, building long-term relationships. Our continuous improvement programmes support our aim that our products should meet or exceed customer requirements. Over 90% of the Group's manufacturing capacity is accredited to ISO 9001.

We aim to work with our suppliers and partners in mutually beneficial ways, and, so far as is praticable, expect that our customers and suppliers, business partners and contractors throughout the supply chain, act in accordance with our policies and values.

Cautionary statement

This Business review has been prepared for and only for the members of the Company as a body and no other persons. Its sole purpose is to assist shareholders to assess the Company's strategies and the potential for those strategies to succeed. The Company, its Directors, employees, agents or advisers do not accept or assume responsibility for any other purpose or to any other person to whom this document is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed.

This Business review contains forward-looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances in the countries, sectors and markets in which the Group operates. These and other factors could adversely affect the outcome and financial effects of the plans and events described. Forward-looking statements by their nature involve a number of risks, uncertainties and assumptions because they relate to events and/or depend on circumstances that may or may not occur in the future and could cause actual results and outcomes to differ materially from those expressed in or implied by the forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a wide range of such variables.

No assurances can be given that the forward-looking statements in this Business review will be realised. The forward-looking statements reflect the knowledge and information available at the date of preparation and will not be updated during the year but will be considered in the Business review for next year. This Business review has not been audited or otherwise independently verified.

Directors and Executive Committee

Executive Directors

01



02



03



Non-executive Directors

04



05



06



07



Executive Committee

08



09



10



11



12



Executive Directors

01 Mark Robertshaw§
Chief Executive Officer
Mark was appointed as Chief Executive Officer in August 2006. Previous to this he was Chief Operating Officer from February 2006 and Chief Financial Officer from October 2004. Before joining Morgan Crucible he was Chief Financial Officer of Gartmore Investment Management Plc from 2000 to 2004. Mark is also a non-executive Director of Rathbones Brothers plc. He previously worked for the NatWest Group and also spent nine years as a management consultant with Marakon Associates.

02 Kevin Dangerfield
Chief Financial Officer
Kevin was appointed to his current position as Chief Financial Officer on 4 August 2006, having joined Morgan Crucible in July 2000 as Deputy Group Financial Controller and then was subsequently promoted to Group Financial Controller. Before joining Morgan Crucible he worked for London International Group plc and Virgin Retail Europe Limited. He qualified as a chartered accountant with PricewaterhouseCoopers.

03 Mark Lejman
Chief Executive Officer, Carbon Division
Mark joined the Board on 1 March 2005 after joining Morgan Crucible in February 2004. He has previously held senior positions with Courtaulds plc and Acordis. Mark is the Chief Executive Officer of Morgan Crucible's Carbon Division. In May 2006 Mark became a non-executive Director of Delta plc, a listed company on the London Stock Exchange and is also Chair of Delta's remuneration committee.

Non-executive Directors

04 Tim Stevenson OBE†§
Chairman
Tim was appointed Chairman of Morgan Crucible in December 2006. He is also Chairman of Travis Perkins plc, a position that he has held since November 2001, and is the Senior Independent Director of Tribal plc. From 1975 to 2000, Tim held a variety of senior management positions at Burmah Castrol plc, including Chief Executive from 1998 to 2000. He is also a qualified barrister.

05 Joe MacHale*†§
Senior Independent Director
Joe was appointed a non-executive Director in October 2003 and Chairman of the Audit Committee in December 2003. He was appointed the Senior Independent Director for Morgan Crucible in April 2006. He is a chartered accountant and has had international experience with JP Morgan Incorporated. He was Chief Executive for Europe, Middle East and Africa of JP Morgan Europe from 1997 to 2001. He is a non-executive Director of The Royal Bank of Scotland plc and a non-executive Director and Chairman of the Remuneration Committee at Brit Insurance Holdings Plc. He is also a trustee and Treasurer of Macmillan Cancer Support.

06 Martin Flower*†§
Martin was appointed a non-executive Director in December 2004. He is also Chairman of Croda International Plc and of Alpha Airports Group plc and a non-executive Director of Low & Bonar plc. Martin held a variety of senior management positions with Coats plc from 1968 to 2004 and was Group Chief Executive of that Group and Chairman of the Board from 2001 to 2004.

07 Simon Heale*†§
Simon was appointed a non-executive Director in February 2005 and is the Chairman of the Remuneration Committee. He is Chief Executive of China Now and is a non-executive Director of Kazakhmys plc and of Panmure Gordon and Co plc. He was Chief Executive of the London Metal Exchange until October 2006. He qualified as an accountant in 1978 with Price Waterhouse and has had extensive experience in the Far East having held senior positions with the Swire Group in Japan and Hong Kong and with Jardine Fleming in Hong Kong.

Executive Committee

01 **Mark Robertshaw** Chief Executive Officer
02 **Kevin Dangerfield** Chief Financial Officer
03 **Mark Lejman** CEO Carbon
08 **Victoria Gould** Director of Group Communications
09 **Andrew Hosty** CEO Technical Ceramics
10 **Philip Wright** CEO Molten Metals Systems
11 **John Simons** Executive Chairman Thermal Ceramics
12 **Paul Boulton** Company Secretary

* Member of the Audit Committee
† Member of the Remuneration Committee
§ Member of the Nominations Committee

Directors' report

The Directors present their report together with the financial statements and auditors' report for the year ended 4 January 2007. This Directors' report was approved by the Board on 20 February 2007.

Principal activities and enhanced business review

The Morgan Crucible Company plc ("the Company") comprises three reporting divisions (as outlined on pages 12 and 13) that design, manufacture and market primarily carbon and ceramic components for applications for a wide range of markets. A review of developments affecting the Group during the year and its prospects for the future appear on pages 14 to 22, to be read in conjunction with the cautionary statement on page 35.

The Companies Act requires the Directors' report to include a business review. Certain information that fulfils the requirements of the business review can be found on pages 14 to 22 (Business review), 24 to 26 (Financial review) and 27 to 29 (Risk management), to be read in conjunction with the cautionary statement on page 35.

Acquisitions

During 2006 the Company acquired the following companies/businesses:

Within the Insulating Ceramics Division, the fibre business of Vesuvius USA Corporation for a cash consideration of £10.8 million; the entire issued share capital of Diamond Crucible Pvt. Limited for a cash consideration of £1.4 million, 51% of Morgan Thermal Ceramics Sukhoy Log Limited for a consideration of £1.7 million, 75% of Beijing Yingtelai Morgan Thermal Ceramics Textiles Co. Ltd. for £4.7 million of which £2.5 million is payable after the year end; 51% of Morgan Luyang Thermal Ceramics Co. Ltd. for £0.5 million; and an additional 25.5% of Morganite India Limited for £2.0 million.

Within the Carbon Division, the business assets and certain liabilities of Aceram Materials and Technology Inc for a contingent maximum consideration of £5.8 million, with £1.9 million paid during 2006.

Share capital

As at 4 January 2007, pursuant to an authority granted at the Company's Annual General Meeting on 21 April 2006, the Company was authorised pursuant to Companies Act 1985 to purchase up to 9.99% of its issued share capital.

Pursuant to that authority the Company has during the year under review purchased 200,000 ordinary shares of 25 pence each (representing 0.07% of the ordinary issued share capital of the Company at 4 January 2007) for an aggregate consideration of £0.5 million (nominal value £50,000). The Directors were of the opinion that the purchase of these shares was both in the best interests of shareholders generally and would increase the Company's earnings per share. The shares purchased by the Company have been cancelled.

The Company's share capital, together with details of shares issued and purchased during the year are set out in note 18 on pages 74 to 76.

Financial results

The profit for the year ended 4 January 2007 was £39.7 million (2005: £54.2 million). Profit before tax for the same period was £50.3 million (2005: £20.4 million). Revenue was £677.8 million (2005: £745.7 million) and underlying operating profit before special items was £73.7 million (2005: £66.0 million). Basic earnings per share was 12.9 pence (2005: 18.1 pence). Capital and reserves at the end of the year were £203.1 million (2005: £195.7 million). The retained profit of £39.7 million will be transferred to reserves. The Group's accounting policies can be found on pages 57 to 62.

Dividends

The Directors recommend the payment of a final dividend at the rate of 3.0 pence per share on the ordinary share capital of the Company, payable on 6 July 2007 to shareholders on the register at the close of business on 1 June 2007. Together with the interim dividend of 1.5 pence per share paid on 8 January 2007, this final dividend, if approved by shareholders, brings the total distribution for the year to 4.5 pence per share (2005: 2.5 pence).

Disclosures of information to auditors

The Directors who held office at the date of approval of this Directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware, and that each Director has taken all steps that he ought to have taken as a Director to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Policy on the payment of creditors

The Company's policy in relation to its suppliers is, where possible, to settle terms of payment when agreeing the terms of the transaction and to abide by those terms, provided that it is satisfied that the supplier provided the goods and services in accordance with the agreed terms and conditions. The Company and its subsidiaries do not follow any one code or standard on payment practice due to the diverse nature of the global markets in which the Group operates.

The number of days' purchases outstanding for payment by the Company at the end of the year was 66 days (2005: 45 days) and for the Group was 62 days (2005: 48 days).

Research and development

The spending on research and development which excludes the amounts spent working with customers and others by way of product enhancement and application engineering was £8.2 million during the year (2005: £12.5 million). The reduction from the prior year can be attributed primarily to the disposal of the Magnetics Division.

Personnel

Details of the Company's and the Group's personnel policies (including its policy on equal opportunities for disabled employees) and employee involvement are set out on pages 31 and 32.

Employee share and share option schemes

The Company operates a number of employee share and share option schemes. Fifty employees hold awards under the Morgan Crucible Long Term Incentive Plan (LTIP). One hundred and twenty-two employees have options under the Company's Executive Share Option Schemes and 556 employees participate in the Company's UK Sharesave Plan. In addition 76 German employees are currently participating in the German Employee Share Purchase Plan. There are currently no participants in the Company's US Employee Share Purchase Plan. Details of outstanding options are given in note 21 on pages 82 to 85.

Directors

Details of Directors' interests in the share capital of the Company are listed on page 48. The Company has not been notified of any change in their holdings in the period 5 January 2007 to 20 February 2007.

The executive Directors of the Company are also deemed, by virtue of Schedule 13 of the Companies Act 1985, to be beneficially interested in the 10,182,157 ordinary shares held by The Morgan General Employee Benefit Trust on 4 January 2007. In the period 4 January 2007 to 20 February 2007 94,970 shares were transferred out of the Trust to leave a balance of 10,087,187 shares on 20 February 2007. The trustees of the Trust have agreed to waive their entitlement to the payment of dividends on the shares held by the Trust. The Directors are not aware that any other shareholders waived or agreed to waive any dividends or future dividends during the period under review.

All those who served as Directors throughout the year under review are listed on page 48.

Warren Knowlton retired as a Director on 3 August 2006 and Lars Kylberg retired as a Director on 30 November 2006. Kevin Dangerfield was appointed as a Director on 4 August 2006 and Tim Stevenson was appointed as a Director and Chairman of the Board on 1 December 2006.

The details of those Directors who will be offering themselves for election and re-election at the forthcoming Annual General Meeting on 20 April 2007 is set out in the Circular to shareholders which will be posted in March 2007.

Details of the background and experience of all the Directors can be found on page 37 and details of Board Committees on which they serve can be found on pages 43 and 44.

Donations

Morgan Crucible companies made the following charitable donations.

United Kingdom	£92,507 (2005: £96,915)
Overseas	£53,733 (2005: £74,142)
	£146,240 (2005: £171,057)

No political donations have been made.

Substantial shareholdings

The Directors have been advised of the following holdings representing 3% or more of the issued ordinary share capital of the Company as at 20 February 2007:

Company	Number of ordinary shares	%
Standard Life Investments	33,619,111	11.49
Schroder Investment Management Limited	31,364,812	10.81
Aegon UK plc	12,720,723	4.34
Lazard Asset Management LLC	10,342,906	3.53
Legal & General Group Plc	9,439,042	3.25

Post balance sheet events

There have been no material events since the year end. The Company proposes to pay a final ordinary dividend of 3.0 pence per share in respect of the 2006 financial year.

Auditors

KPMG Audit Plc has expressed its willingness to continue in office. A resolution for its reappointment as auditors and authority for the Directors to determine the auditors' remuneration will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The Annual General Meeting of the Company will be held on 20 April 2007 at St Anne's Manor Hotel, London Road, Wokingham, Berkshire RG40 1ST. A Circular will be sent with this report to shareholders in March 2007 incorporating the Notice of Annual General Meeting and detailing any special business to be transacted at that time.

By order of the Board

Paul Boulton Secretary

20 February 2007

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP.
Registered in England, No. 286773

Corporate governance

Statement of compliance with the Combined Code

Throughout the year ended 4 January 2007 the Company has been in compliance with Section 1 of the July 2003 edition of the Combined Code on Corporate Governance (the Code) with the following exceptions: as a result of the process of Board refreshment, including the appointment of a new Chairman on 1 December 2006, the Board considered the results of the performance review undertaken during 2005, but did not undertake a full performance evaluation during the year. Further, whilst the Senior Independent Director led a meeting of the non-executive Directors, this meeting considered the role to be taken by a new Chairman and not the performance of the retiring Chairman. The Board expects to undertake a performance review during 2007. The Board has considered, and where appropriate implemented, the guidelines on corporate social responsibility issued by the Association of British Insurers. In accordance with the recommendations of the Financial Reporting Council the Company has adopted the June 2006 version of the Code on a voluntary basis for the year beginning 5 January 2007.

This statement describes how the Company has applied the main and supporting principles of the Code. It should be read in conjunction with the Business review and Remuneration report on pages 14 to 35 and pages 45 to 50 respectively.

The Board maintains a Corporate Governance Manual which is reviewed and updated annually.

Directors

The Board
The Board is collectively responsible to the Company's shareholders for the success of the Company. The Board is satisfied it has met the Code's requirements for its effective operation. It has set the Company's strategic aims, which were reviewed during the year and has ensured that there is a framework of prudent and effective controls which enable risk to be assessed and managed. The Board set the Company's values and standards which are set out in the Statement of Core Values and Ethics Policy, both of which are referred to on page 30 in the Business review.

The Board met formally nine times during the year to review current performance against agreed objectives and to make and review major business decisions. There is a schedule of matters specifically reserved for the Board, including the acquisition of companies, significant contractual commitments, the review of the effectiveness of risk management processes, major capital expenditure and corporate responsibility. Various matters are delegated to duly authorised sub-committees of the Board.

During 2006, a number of important changes were made to the Board. On 20 February Mark Robertshaw became Chief Operating Officer, in addition to his role as Chief Financial Officer. Joe MacHale became Senior Independent Director on 20 April. Following the retirement of Warren Knowlton on 3 August, Mark Robertshaw was appointed as Chief Executive Officer and Kevin Dangerfield joined the Board as Chief Financial Officer. Tim Stevenson was appointed as non-executive Chairman on 1 December, following the retirement of Lars Kylberg.

As at 4 January 2007, the Board comprises Tim Stevenson, Chairman; Mark Robertshaw, Chief Executive Officer; two other executive Directors and three independent non-executive Directors. Joe MacHale is the Senior Independent Director. Biographies of the Directors are set out on page 37.

All Directors submit themselves for re-election at least once every three years, and for reappointment by the shareholders at the first Annual General Meeting following their appointment. Should a non-executive Director serve for more than nine years he would then be subject to annual re-election.

The attendance of each Director at Board and Audit, Remuneration and Nomination Committee meetings is set out in the table below.

	Board		Audit		Remuneration		Nomination*	
Director	Eligible to attend	Attended†	Eligible to attend	Attended†	Eligible to attend	Attended†	Eligible to attend	Attended†
Lars Kylberg	8	8	–	–	–	–	2	2
Tim Stevenson	1	1	–	–	2	2	–	–
Warren Knowlton	3	3	–	–	–	–	2	2
Mark Robertshaw	9	9	–	–	–	–	–	–
Kevin Dangerfield	6	6	–	–	–	–	–	–
Mark Lejman	9	9	–	–	–	–	–	–
Joe MacHale	9	9	5	5	8	8	2	2
Martin Flower	9	9	5	5	8	8	2	1
Simon Heale	9	8	5	4	8	8	2	2

*The number of meetings of the Nomination Committee does not include meetings of the sub-committee established to progress the nominations made during 2006.
†Excludes meetngs attended by invitation for all or part of a meeting.

During 2006, the Chairman and the non-executive Directors met without the executive Directors present. Following the previous Chairman's announcement to the Board of his intention to retire, the non-executive Directors, led by Joe MacHale, the Senior Independent Director, met without the Chairman present in order to assess the role to be played by his successor.

An appropriate Directors' and Officers' liability insurance policy is in place.

Chairman and Chief Executive Officer
The roles of Chairman and Chief Executive Officer are separate. The division of responsibilities between the Chairman, who is responsible for running the Board, and the Chief Executive Officer, who is responsible for running the Company's business, is clearly established and agreed by the Board.

Board balance and independence
In the year under review, the Company complied with the requirement of the Code that there should be a balance of executive and non-executive Directors. At the year end, in addition to the Chairman, whom the Company deemed to be independent on appointment, the Board comprised three executive Directors and three independent non-executive Directors.

Appointments to the Board
As is further detailed in the report of the Nomination Committee, set out on page 44, there is a formal, rigorous and transparent procedure for appointments to the Board.

The Board is satisfied that there are succession plans in place for appointments to the Board and for senior management.

Information and professional development
The Board receives, in a timely manner, information in a form and of a quality appropriate to enable it to discharge its duties, with Board papers generally sent out five days before each meeting.

All Directors receive a full, formal and tailored induction on joining the Board, and have letters of appointment confirming what is expected of them.

Training needs are assessed as part of the Board Performance Review process and the Directors regularly update and refresh their skills and knowledge, including their familiarity with the Company. In addition to the Directors visiting operations and meeting with management, each year at least one Board meeting is normally held at an operating facility. During 2006 the Board meeting which had been planned for an operating facility was moved to the head office location as this was during the period that the Company was subject to a possible offer. As part of his induction, the new Chairman has visited a number of operating facilities of the Group.

The Directors have access to the advice and services of the Company Secretary who is also responsible for ensuring that Board procedures are followed and that applicable rules and regulations are observed. The Directors may also seek independent professional advice at the Company's expense in connection with their duties as Directors, and a procedure is in place to facilitate this.

Performance evaluation
As noted above, during the year the Board considered the results of the formal performance review undertaken during 2005 but due to the refreshment of the Board during the year, including the appointment of the new Chairman on 1 December 2006, did not undertake a further performance review during 2006. Further, although the Senior Independent Director led a meeting of the non-executive Directors, the meeting considered the role to be played by the new Chairman, not the performance of the retiring Chairman. The Board plans to undertake a further performance review during the course of 2007 with the Chairman's performance to be reviewed in the latter part of the year.

Remuneration

Remuneration policy and practice is discussed in the Remuneration report on pages 45 to 50.

Accountability and audit

The assessment of the Company's position and prospects as required by the Code is included in the Business review on pages 14 to 35. The Board also presents updated information in its interim reports and other price sensitive announcements.

A summary of the statement of Directors' responsibilities in respect of the Annual report and the financial statements is set out on page 44 and the "going concern" statement is set out in the Business review on page 26.

Internal control
The Board has overall responsibility for establishing and maintaining a sound system of internal control to safeguard shareholders' investment and the Company's assets. Through the Audit Committee, the Board reviews the effectiveness of the internal control system annually. This review covers all material controls, including financial, operational and compliance controls, and risk management systems. Over the past year, internal audits have been focused in emerging countries to help ensure that practices are brought into line with Morgan codes of conduct and business ethics. As is detailed further in the Business review, the anti-competitive behaviour compliance programme is ongoing. The review of internal controls also includes consideration of the Turnbull Risk Review and the effectiveness of the various risk management systems in place to manage the risks identified.

The Board delegates the establishment and implementation of the systems for internal control and risk management to the operating Divisions which are responsible for the identification and evaluation of significant risks applicable to their areas of business together with the design and operation of suitable internal controls. The Board delegates the monitoring and review of the internal control and risk management systems to the Audit Committee assisted by the Risk Management Committee. The Risk Management Committee, which is chaired by the Chief Financial Officer, reviews the full range of risks faced by Morgan Crucible as a Group, ensures there are adequate systems in place and evaluates their effectiveness. Where necessary, the Risk Management Committee will initiate action to improve the systems and ensure compliance.

The Directors believe that the Group's system of internal financial controls provides reasonable, not absolute, assurance that the assets of the Group are safeguarded; transactions are authorised and recorded in a correct and timely manner; and that such controls would prevent and detect, within a timely period, material errors or irregularities. The system is designed to manage, rather than eliminate, risk and to address key business and financial risks, including social, environmental and ethical risks. The internal control framework complements the Group's management structure. The main features of the formal system for assessing the potential risks to which the Group is exposed are summarised as follows:

- *Financial reporting* A detailed budgeting system for each Division exists with an annual consolidated budget reviewed and approved by the Board. Businesses present their revenue and capital expenditure budgets for approval. Monthly results for the Group are presented to the Executive Committee and the Board, including comparisons against budget and the prior year. The Group's annual and half yearly results are reported externally, in addition to appropriate trading statements. The annual results are audited and the half yearly results are reviewed by the auditors.
- *Performance monitoring* There are regular meetings of the Board and of the Executive Committee. A comparison of forecast and actual results is considered, including cash flows and comparisons against budget and the prior year. Divisional management also meets regularly to review performance. Presentations of actual and forecast performance are made to the Executive Committee by the Group's Divisional Chief Executive Officers. In addition, regular site visits are made by members of the Executive Committee.
- *Risk management* The identification of major business risks is an ongoing process, and, as noted in the Internal Control section, this is carried out in conjunction with operating management. Steps are taken to mitigate or manage any material risks identified. The Board, either directly or through the Audit Committee, receives reports on financial, treasury, taxation, insurance, pension, legal, information systems and social, environmental and ethical risks from management. The Divisional Chief Executives cover risk issues at their management meetings and the Director of Operational Risk helps to ensure that internal control and risk management is embedded into the Group's operations.
- *Risk factors* Morgan's businesses are affected by a number of factors, many of which are influenced by macroeconomic trends and are therefore outside the Company's immediate control, although as described above and in the Business review, the identification and management of such risks is carried out systematically.

Audit Committee and auditors
The Board has formal and transparent arrangements for considering how the Directors apply the financial reporting and internal control principles, and for maintaining an appropriate relationship with the Company's auditors. This requirement is met by the work of the Audit Committee, as described below, and by the audit work carried out by the Company's external auditors, KPMG Audit plc. The Audit Committee has received confirmation from KPMG Audit plc that its general procedures support the auditors' independence and objectivity in relation to non-audit services. After considering such procedures the opinion of the Audit Committee was that the auditors' objectivity and independence was safeguarded despite the provision of non-audit services by KPMG Audit plc.

Relations with shareholders

Dialogue with shareholders
The importance of dialogue with major shareholders is recognised and meetings are held in order to help achieve a mutual understanding of objectives. In this respect, the Chief Executive Officer and Chief Financial Officer make themselves available to major shareholders as appropriate throughout the year, in particular at the time of the preliminary and interim announcements. The Senior Independent Director holds separate meetings with major shareholders when requested. Non-executive Directors also attend investor briefings.

To help facilitate dialogue with shareholders, the Investor Relations section of the Company's website includes details of stock exchange announcements, press releases, presentations, webcasts and other information relevant to investors.

Following the announcement of the Group's Preliminary and Interim results and after other significant statements and presentations, an investor survey is carried out and the results are presented to and discussed by the Board.

Constructive use of the AGM
The Annual General Meeting is normally attended by all members of the Board and by a representative of the auditors. The results of the proxy voting on all resolutions are provided for all attendees. At the AGM held in April 2006, the Chief Executive Officer made a short business presentation. Shareholders are also invited to ask questions during the meeting, and have the opportunity to meet the Directors and other members of senior management before and after the formal meeting.

Board committees

The full terms of reference of the following Board committees are available upon request and are on the Company's website.

Audit

The Audit Committee assists the Board in effectively discharging its responsibilities for financial reporting and corporate control. During the year and as at 4 January 2007, membership of the Committee consisted of Martin Flower, Simon Heale and Joe MacHale who is the Committee Chairman, all of whom are independent Directors. The Committee has the power to, and does, request the attendance at meetings of any Director, auditor or member of management as may be considered appropriate by the Chairman of the Committee. The Committee also meets the auditors without the executive Directors or other members of management present. The Audit Committee met five times during the year.

The Audit Committee's terms of reference include:

- monitoring the integrity of the financial statements of the Company, and any formal announcements relating to the Company's financial performance, reviewing significant financial reporting judgements contained in them;
- reviewing the Company's internal financial controls and the Company's internal control and risk management systems;
- monitoring and reviewing the effectiveness of the Company's internal audit function;
- making recommendations to the Board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, reappointment and removal of the external auditors and to approve the remuneration and terms of engagement of the external auditors;
- reviewing and monitoring the external auditors' independence and objectivity, and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements; and
- developing and implementing policy on the engagement of the external auditors to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external auditors; and to report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

The work of the Committee in discharging those responsibilities in 2006 included:

- reviewing the Group's 2005 financial statements and 2006 interim results statements prior to Board approval;
- reviewing the impact of adopted IFRSs on the Group's financial statements;
- assessing the Group's main business risks and receiving regular updates on areas of risk in financial control in accordance with the Turnbull Committee guidance;
- reviewing the effectiveness of internal audit;
- confirmation of the external auditors' terms of engagement and fee structures; and
- monitoring the level of non-audit work of the auditors, which in 2006 included transaction services amounting to £0.8 million, mainly in connection with the bid approach discussions which took place between August and October 2006. Other work, totalling £0.3 million, was carried out in conjunction with acquisitions in the USA and India, assurance services in connection with the transition to adopted IFRSs, internal control audits undertaken in a number of developing countries and tax services in various jurisdictions in connection with compliance work.

The Committee has the authority to investigate any matters according to its terms of reference and may obtain external advice at the cost of the Company. The Director of Operational Risk has access to the Chairman of the Committee and meets, when appropriate, with the Committee without other executives present.

To ensure the objectivity and independence of the external auditors the policy implemented by the Committee for the provision of non-audit services by the external auditors is that certain non-audit services may not be provided by the external auditors and certain other services require the approval of the Chief Financial Officer and the Chairman of the Committee. When the cost of services is expected to be in excess of £200,000 a competitive tender process is normally used. The external auditors have processes in place to safeguard their independence and have written to the Committee confirming that, in their opinion, they are independent. The Company last changed its auditors in late 2001.

Remuneration

As is further described in the Remuneration report on pages 45 to 50, the Remuneration Committee has responsibility for setting remuneration for all executive Directors and the Chairman, including benefits such as share options and awards under the Company's incentive plans, pension rights and any compensation payments. The Committee also monitors the level and structure of remuneration for senior management. As at 4 January 2007, membership of the Remuneration Committee consisted of Tim Stevenson, Martin Flower, Joe MacHale and Simon Heale who is the Committee Chairman.

The Committee is assisted in its duties by the Group Chief Executive, the Company Secretary and the Director of Human Resources of the Carbon Division, none of whom takes part in discussion of their own remuneration or votes on any resolution. The Committee also has the power to request, for all or part of any meeting, the attendance of any Director or member of management as may be considered appropriate by the Chairman of the Committee.

The Committee reviews contracts and authorises the remuneration, performance-related and discretionary bonuses (including performance targets) and other benefits of the executive Directors. All executive Directors are on 12 months' notice of termination. It is policy to disclose the fees of any executive Director who serves as a non-executive Director of another company. During the year Mark Robertshaw served as a non-executive Director of Rathbones Brothers plc and Mark Lejman served as a non-executive Director of Delta plc. Warren Knowlton served as a non-executive Director of Smith and Nephew plc and from 1 June 2006 as a non-executive Director of Filtrona plc. The fees received by Mark Robertshaw, Mark Lejman and Warren Knowlton in this regard are shown on page 50.

As is further detailed in the Remuneration report, the Committee uses specialist consultants and advisers where appropriate.

The Committee sets relevant criteria for awards granted under the Company's various share and share option schemes. The non-executive Directors do not participate in share schemes and bonuses nor do they qualify for pension benefits.

During 2006 this Committee met on eight occasions. The Report of the Remuneration Committee, which includes details of Directors' remuneration and Directors' interests in options and shares is set out on pages 45 to 50.

Nomination

The Nomination Committee leads the process for Board appointments and makes recommendations to the Board on the appointment of new Directors. A majority of members of the Nomination Committee are independent non-executive Directors. At 4 January 2007, membership consisted of Tim Stevenson as Chairman, Martin Flower, Simon Heale, Joe MacHale and Mark Robertshaw.

The Committee has the power to request the attendance of any other Director or member of management, for all or part of any meeting, as may be considered appropriate by the Chairman of the Committee. The Committee met twice during 2006 and also established a sub-committee comprising Martin Flower, Simon Heale and Joe MacHale to progress the selection of the new Chief Executive Officer and Chief Financial Officer with effect from 4 August 2006, and the new Chairman with effect from 1 December 2006.

The Nomination Committee reviews the balance of skills, knowledge and experience on the Board; succession planning and the leadership needs of the Group. In the light of this review, the Committee prepares a description of the role and capabilities required for a particular appointment.

The terms and conditions of appointment of non-executive Directors are available for inspection. Their letters of appointment set out the expected time commitment, since non-executive Directors are asked to undertake that they will have sufficient time to meet their commitments to the Company. Their other significant commitments are disclosed to the Board before appointment, with a broad indication of the time involved and the Board is informed of any subsequent changes. The terms of appointment for non-executive Directors do not include a notice period.

Candidates for appointment as Director are considered by the Committee, taking advice from external consultants where appropriate.

These procedures, including the use of independent search consultants to help evaluate both internal and external candidates, were used by the Committee in connection with the appointment of Mark Robertshaw as Chief Executive Officer and Kevin Dangerfield as an executive Director and Chief Financial Officer, both with effect from 4 August 2006.

The procedures were also used in the appointment of Tim Stevenson as Chairman with effect from 1 December 2006. This included an assessment of the time commitment expected from him, recognising the need for his availability in the event of major corporate activity. Independent search consultants were used in connection with his appointment. Lars Kylberg, the former Chairman, was not a member of the Nomination Committee or the sub-committee which recommended to the Board Tim Stevenson as his successor.

Statement of Directors' responsibilities in respect of the Annual report and the financial statements

The Directors are responsible for preparing the Annual report and the Group and parent Company financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare group and parent Company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with IFRSs as adopted by the EU and applicable law and have elected to prepare the parent Company financial statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

The Group financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and the performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent Company financial statements are required by law to give a true and fair view of the state of affairs of the parent Company.

In preparing each of the Group and parent Company financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- for the Group financial statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU;
- for the parent Company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent Company financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent Company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors' report, Directors' Remuneration report and Corporate governance report that comply with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

By Order of the Board

Paul Boulton Secretary

20 February 2007

Remuneration report

The Directors' remuneration report is presented to shareholders by the Board. The report complies with the Directors' Remuneration Report Regulations 2002 (the Regulations) and the Company complied with the provisions of the July 2003 edition of the Combined Code on Corporate Governance relating to Directors' remuneration. As noted on page 40 the Company has voluntarily adopted the June 2006 version of the Code for the year beginning 5 January 2007 and accordingly, as noted on page 43, the Chairman is a member of the Remuneration Committee.

Auditable part

The schedule of Directors' pay and benefits and accompanying notes on pages 48 and 49, the table of pension benefits and accompanying notes on page 50 and the table of executive Directors' share options on page 49 comprise the auditable part of the Directors' Remuneration report, being the information required by Part 3 of Schedule 7A to the Companies Act 1985.

A resolution inviting shareholders to approve this report will be put to the Annual General Meeting to be held on 20 April 2007.

The Remuneration Committee

The members of the Committee are Simon Heale, Chairman; Tim Stevenson; Joe MacHale; and Martin Flower. Each of these Directors is regarded by the Board as independent and served throughout the year, apart from Tim Stevenson who was appointed to the Board on 1 December 2006 as Chairman and joined the Committee from that date. Tim Stevenson was independent at the time of his appointment to the Board. No other Directors were members of the Committee during the year. The Company Secretary acts as secretary to the Committee and the Chief Executive Officer attends meetings of the Committee by invitation. No executive Director or other attendee is present when his or her own remuneration is under consideration.

The Remuneration Committee is responsible for developing Group policy on executive remuneration and for determining, on behalf of the Board, specific remuneration packages for the executive Directors and the Chairman. The Committee's terms of reference are available on our website.

The Remuneration Committee met eight times during the year and has the authority to obtain the advice of outside independent remuneration consultants.

During the year, in addition to receiving advice and assistance from the Chief Executive Officer, the Company Secretary, and the Director of Human Resources of the Carbon Division, the Committee referred to information compiled by Towers Perrin and Incomes Data Services.

During 2007 the Committee will undertake a full review of its terms of reference, its polices and processes, including its use of external advisors with re-tendering processes where appropriate.

Remuneration policy

The remuneration policies adopted by the Committee and which will continue to apply during 2007 are:

a) Total level of remuneration
The Remuneration Committee aims to ensure that remuneration packages offered are competitive and designed to attract, retain and motivate executive Directors and senior executives of the right calibre in order to run the Company successfully and to deliver value for shareholders.

In assessing all aspects of pay and benefits, the Committee compares the packages offered by similar companies to ensure the remuneration packages for executive Directors are competitive against the market in which we compete for talent.
Comparator companies are chosen having regard to:

i the size of the company – its turnover, profits and number of people employed;

ii the diversity and complexity of its businesses;

iii the geographical spread of its businesses; and

iv its restructuring and expansion profile.

The intention is to ensure rewards are linked to corporate and individual performance. This policy takes account of the decentralised and differing nature of our businesses in addition to reflecting the technical challenges we face in a global market place. Individual performance is assessed against personal objectives, and corporate performance of the relevant Division in respect of the remuneration of senior Divisional management and against the performance of the Group for the remainder of the Executive Committee.

b) Main components of remuneration
The policy of the Committee is to place greater emphasis on performance-related rewards with measurable targets. These are designed to reduce the proportion of fixed remuneration and provide for a growing element of "at risk" pay, which is only available when good results are achieved. In this way, there is a strong link between reward and performance which should be beneficial to shareholders, employees and the Company. The targets are set on the basis of challenging performance criteria reflecting the objectives of the Company.

The main components of remuneration are:

i Basic salary and benefits in kind
Basic salary for each executive Director is determined by the Remuneration Committee, taking into account the performance of the individual and information taken from independent sources based on companies of comparable size and complexity in the FTSE 350. Benefits include a company car or an allowance in lieu, health insurance and, where appropriate, relocation and other expenses.

Basic salaries for executive Directors and senior executive roles were reviewed during 2006. The current basic salaries for the executive Directors are as follows:

- Mark Robertshaw – £400,000 (effective from 4 August 2006)
- Kevin Dangerfield – £215,000 (effective from 4 August 2006)
- Mark Lejman – £270,000 (effective from 1 July 2006)

A salary review for executive Directors and senior executives will be carried out in July 2007.

ii Annual bonus
The targets for annual bonus are set by the Remuneration Committee, balancing short- and long-term requirements of the Company. Challenging goals are set, which must be met before any bonus is paid. This approach is intended to align executive reward with shareholder return by rewarding the achievement of stretch targets and fostering the continued development of inter-divisional co-operation and collaboration. The annual bonus is not pensionable.

The bonus scheme provides the opportunity of earning a maximum bonus of 100% of basic salary if certain "stretch" targets are achieved. Of this, 90% relates to financial targets and 10% relates to the achievement of personal objectives. For 2006 the financial element for executive Directors and senior executives with Group responsibilities was based on the achievement of underlying operating profit targets (up to 75% of salary) and operating cash flow performance (up to 15% of salary). For executive Directors and senior executives with Divisional responsibilities the financial element was structured such that up to 65% of salary was payable on the achievement of operating profit targets and up to 25% of salary was payable for the achievement of working capital targets.

For 2007, the financial element for executive Directors and senior executives with Group responsibilities will be based on underlying operating profit performance (up to 80% of salary) and operating cash flow (up to 10% of salary). For executive Directors and senior executives with Divisional responsibilities the financial criteria are tailored to each Division and include both underlying profit performance and working capital criteria. The 10% for the achievement of personal objectives applies to all participants.

Operating profit is defined as earnings before interest and tax (EBIT). For these purposes, operating profit excludes all special items (e.g. certain restructuring costs, corporate disposals of businesses and property and significant one-off litigation costs relating to the prior year) and any major one-off non-operating charges (e.g. special one-off pension contributions).

Operating cash is defined as earnings before interest, tax and amortisation costs (EBITA), adjusted for depreciation charge (non-cash item), movements in working capital, provisions, capital expenditure, profit and loss on sale of plant and machinery, operating tax charges and net finance charges. For these purposes operating cash flow excludes any one-off cash costs for special items defined above, plus major one-off tax claims, dividends or any corporate cash flow such as rights issues or the purchase of shares.

The Committee has the discretion to vary the awards made. The average bonus awarded to executive Directors who served during the year in relation to their performance in 2006 was 96% of salary. This was based on the Company's strong results for the year and on each Director's individual performance.

iii Share schemes
We believe that share ownership by the executive Directors and senior executives helps align their interests with those of the shareholders. Accordingly the Company operates a number of share schemes for the executive Directors and other senior employees, as follows:

Long-Term Incentive Plan (LTIP) The LTIP was approved at the 2004 Annual General Meeting and offers executive Directors and other senior executives the opportunity to receive shares as a reward for outstanding performance. The scheme allows allocations of up to 150% of basic salary, although in exceptional circumstances the Committee is able to make share awards of up to 200% of basic salary. The vesting of the share allocation is subject to the achievement of performance targets measured over the three year period from the start of the year in which the allocation is made. The performance criteria compares the Company's total shareholder return ("TSR") over the three-year period with that of a comparator group which comprises the FTSE 350 at the date of the grant. If, over the three year period, the Company's total shareholder return performance places it at the median of the comparator group, 30% of an allocation will vest. Allocations under the LTIP are released in full if the Company's TSR places it in the upper quartile of the FTSE 350 comparator group. For performance between median and upper quartile, awards vest on a straight-line pro-rata basis. In addition, awards will only vest if the Remuneration Committee is satisfied that this is justified by the Company's underlying financial performance over the period.

Executive Share Option Scheme (ESOS) The ESOS was also approved at the 2004 Annual General Meeting and offers executive Directors and other senior executives the opportunity to receive options granted at the market price of the Company's shares at the time of the grant. The maximum value of option awards that can be made to executive Directors and other senior executives is 150% of salary, although in exceptional circumstances the Committee is able to make option grants of up to 200% of basic salary. The ability to exercise options is subject to the achievement of performance criteria based on the Company's TSR performance measured over the three-year period from the start of the year in which the option is granted. TSR is measured against a comparator group comprising the FTSE 350 at the date of grant. If the Company's TSR performance places it at the median of the comparator group, 30% of the option will be exercisable, with 100% of the option being exercisable for upper quartile performance. For performance between median and upper quartile, options are exercisable on a straight-line pro-rata basis. In addition, as with the LTIP awards, options will only become exercisable if the Remuneration Committee is satisfied that this is justified by the Company's underlying financial performance over the period.

In 2006 the Remuneration Committee reviewed the performance criteria for the existing LTIP and ESOS and confirmed that the combination of the TSR performance measure, which takes into account long-term share price performance relative to the comparator group, and the confirmation by the Committee that vesting/exercise is justified by the Company's underlying financial performance over the period, continues to be appropriate.

Awards under the LTIP and ESOS were made during the year to a very limited number of executive Directors and employees who were either promoted or appointed to key positions during 2006. In 2006 awards were made to 14 executives around the world, including certain executive Directors, over 477,500 shares under the LTIP and 398,500 shares under the ESOS. The details of Options and Awards held by all Directors are shown on page 49.

Award to CEO on appointment In February 2006 the Remuneration Committee resolved to grant a one-off performance related incentive award to Mark Robertshaw as part of the remuneration package made available on his appointment as Chief Executive Officer. This award was considered to be appropriate in order to retain his services in the role of Chief Executive Officer, and to incentivise him to continue the strong performance achieved over the past three years.

The award is structured as a market value option over 1,000,000 shares subject to the achievement of performance conditions that also apply for awards under the ESOS. No portion of the award will vest if the Company's TSR is below the median of the FTSE 350 over three years, with the award only vesting in full for upper quartile performance. The Committee must also be satisfied that the Company's underlying financial performance justifies the level of vesting. The structure of the award means that Mark Robertshaw will only be rewarded where there has been real value created for shareholders. The terms on which the option was granted were, in all essential matters, the same as the terms on which options are granted under the ESOS.

Due to the unsolicited approach received by the Company in August 2006, which could have led to a cash offer for the Company, the grant of the award was effectively delayed from the time of Mark Robertshaw's appointment as Chief Executive Officer in August until December 2006. The option exercise price of 256 pence per share reflects the market value of the shares at the date of award which was higher than at the date of his appointment as Chief Executive Officer.

To the extent that the performance criteria are satisfied and the option is exercised, the exercise of the option will be satisfied by the transfer of the relevant number of shares to Mark Robertshaw from the Company's Employee Benefit Trust. No new shares will be issued to satisfy this option, instead shares have been acquired in the market by the trustee of the Employee Benefit Trust.

At 4 January 2007, The Morgan Crucible General Employee Benefit Trust held a total of 10,182,157 shares.

Savings-related Share Option Scheme. As UK employees, the executive Directors may also participate in the Savings-related Share Option Scheme on the same basis as other eligible employees and subject to UK legislation. Scheme members save a fixed amount per month over three years and options have been granted at 80% of the market price. Those Directors who received options under this scheme are shown in the table on page 49. No performance conditions apply to those options as they are a mechanism for all employees to acquire shares in the Company at their own cost.

c) Company policy on contracts of service

The Company's policy is that executive Directors are employed on contracts subject to one year's notice at any time with, where appropriate, provision for the payment of predetermined damages in the event of termination of employment in certain circumstances. The Company will apply the principle of mitigation to any payment of compensation on termination. Contracts may be terminated on 12 months' notice given by the Company or on six months' notice given by the Director concerned. Contracts end on each Director's anticipated normal retirement date. The following table shows the date of the contract and the notice period for each executive Director who served during the year.

Executive Director	Date of contract	Notice period
Kevin Dangerfield	3 August 2006	12 months
Warren Knowlton	9 December 2002	n/a
Mark Lejman	1 March 2004	12 months
Mark Robertshaw	4 August 2006	12 months

Mark Robertshaw's service contract contains specific termination provisions such that the Company may terminate his contract by making a payment in lieu of notice to include basic salary, pension contribution, car allowance and, at our discretion, bonus for the period of the notice. If a discretionary bonus is paid, this shall be the pro-rata value of the average bonus paid to him in the two years prior to termination or 35% of basic salary, which ever is the greater.

The service contracts for Kevin Dangerfield and Mark Lejman do not contain specific termination provisions. In the event of early termination, the Company may be liable to pay an amount in damages having regard to salary, bonus and other benefits that would have been received had the Director served out his notice period.

Warren Knowlton served up until his retirement on 3 August 2006 at which time his service contract ended. No compensation was paid on termination of his contract.

d) Company pensions policy regarding executive Directors

The executive Directors participate in The Morgan Group Senior Staff Pension and Life Assurance Scheme which is a contributory, HMRC-registered, defined benefit, funded occupational pension scheme. With effect from 6 April 2006 the basis of the scheme switched from final salary to career average and the normal pension age increased by five years. Its main features are now:

i a normal pension age of 65;

ii pension at normal pension age of two-thirds career average pensionable salary, subject to completion of 20 years' employment (26 years and eight months for new members);

iii life assurance of four times basic salary;

iv dependants pension on death.

Pensionable salary is the member's basic salary restricted to an earnings cap (£108,600 for the 2006/7 tax year).

In addition, an executive Director receives a pension allowance derived from employer contributions based notionally on the registered scheme pensionable salary in excess of the earnings cap as at 5 April 2006. The value of the pension allowance for each executive Director is set out in the Schedule of Pay and Benefits table below. The pension allowance was frozen in value at 5 April 2006 for members of the scheme at that date and will not apply to new members.

Warren Knowlton retired on 3 August 2006 and was not a member of the above scheme. He received a pension allowance derived from employer contributions based notionally on basic salary.

e) Total shareholder return

The following graph shows the cumulative total shareholder return (TSR) for the Company for the five-year period to 4 January 2007 against the FTSE 350. Both are rebased to 100 as at 5 January 2002. The index selected was the FTSE 350 as it was considered to be a broad comparator group of companies and was also relevant to the performance of the Company in respect of its LTIP and ESOS.

Total shareholder return for the five-year period 5 January 2002 to 4 January 2007



FTSE 350
Morgan Crucible
180
150
120
90
60
30
0
Jan 02
June 02
Jan 03
June 03
Jan 04
June 04
Jan 05
June 05
Jan 06
June 06
Jan 07

The auditors are required to report on the following information:

Directors' interests in the Company's shares

Directors' interests in the ordinary share capital of the Company are as follows:

	As at 5 January 2006 or date of appointment	As at 4 January 2007 or date of resignation
Kevin Dangerfield (appointed 4 August 2006)	9,644	**13,534**
Martin Flower	15,000	**15,000**
Simon Heale	8,000	**8,000**
Warren Knowlton (retired 3 August 2006)	375,000	**375,000**
Lars Kylberg (retired 30 November 2006)	115,090	**116,227**
Mark Lejman	5,000	**40,000**
Joe MacHale	100,000	**100,000**
Mark Robertshaw	16,000	**32,000**
Tim Stevenson (appointed 1 December 2006)	-	**29,000**

At the market price on 4 January 2007, Kevin Dangerfield, Mark Lejman and Mark Robertshaw held shares worth 17%, 39% and 21% respectively of their basic salaries respectively.

The Company has not been notified of any changes in the interests of the Directors between 5 January 2007 and 20 February 2007.

Schedule of Directors' Pay and Benefits

	Fees/ salary	Annual bonus	Other benefits	Total emoluments		Company pension contributions		Compensation for loss of office		Total remuneration	
	2006 £000	2006 £000	2006 £000	2006 £000	2005 £000	2006 £000	2005 £000	2006 £000	2005 £000	2006 £000	2005 £000
Chairman											
Tim Stevenson (appointed 1 Dec 06)	**10**	**-**	**-**	**10**	-	**-**	-	**-**	-	**10**	-
Executive Directors											
Kevin Dangerfield (appointed 4 Aug 06)	**89**	**89**	**5**	**183**	-	**18**	-	**-**	-	**201**	-
Mark Lejman	**265**	**228**	**13**	**506**	441	**91**	78	**-**	-	**597**	519
Mark Robertshaw	**348**	**400**	**12**	**760**	544	**114**	100	**-**	-	**874**	644
Non Executive Directors											
Martin Flower	**38**	**-**	**-**	**38**	37	**-**	-	**-**	-	**38**	37
Simon Heale	**43**	**-**	**-**	**43**	30	**-**	-	**-**	-	**43**	30
Joe MacHale	**48**	**-**	**-**	**48**	40	**-**	-	**-**	-	**48**	40
Former Directors											
David Godwin (retired 31 Dec 05)	**-**	**-**	**-**	**-**	40	**-**	-	**-**	-	**-**	40
Hartmut Eisele (resigned 8 Dec 05)	**-**	**-**	**-**	**-**	1,285*	**-**	33	**-**	-	**-**	1,318
Warren Knowlton (retired 3 Aug 06)	**360**	**312**	**112**	**784**	1,265	**144**	216	**-**	-	**928**	1,481
Lars Kylberg (retired 30 Nov 06)	**87**	**-**	**-**	**87**	95	**-**	-	**-**	-	**87**	95
	1,288	**1,029**	**142**	**2,459**	3,777	**367**	427	**-**	-	**2,826**	4,204

* The emoluments for Harmut Eisele in respect of 2005 have been restated by an additional amount of £767,149 to correct an omission from last year's report. This includes an additional bonus and payments in respect of accelerated awards under the LTIP and ESOS, all of which related to the disposal of the Magnetics Division. Disclosure of the anticipated payments to be made to Harmut Eisele in respect of the disposal was made in the Circular to shareholders dated 21 October 2005.

The other benefits referred to above include private medical insurance, the provision of a company car and fuel and, in respect of Warren Knowlton, an overseas living allowance of £71,964 (2005: £108,000). Warren Knowlton's removal costs and the costs of his professional tax, insurance and inheritance advice are also included in his other benefits. Following his retirement, the Company undertook to cover the further cost of a limited amount of professional tax, retirement and inheritance advice until August 2008 and to continue Warren Knowlton's inclusion under the Company's healthcare programme for a period of five years.

Executive Directors' share options

	At 5 January 2006 or date of appointment	Granted during the year	Exercised during the year	Lapsed during the year	At 4 January 2007 or date of resignation	Exercise price	Earliest date of exercise	Expiry date
Kevin Dangerfield	10,520	–	–	–	**10,520**	180.08p	23.11.04	23.11.11
	10,520	–	–	–	**10,520**	49.42p	13.12.05	13.12.12
	50,000	–	–	–	**50,000**	129.05p	22.06.07	22.06.14
		150,000	–	–	**150,000**	256p	20.12.09	20.12.16
Warren Knowlton	1,841,000	–	–	–	**1,841,000**	56.54p	10.12.05	10.12.12
	263,000	–	–	–	**263,000**	126.40p	19.03.07	19.03.14
Mark Lejman	200,000	–	–	–	**200,000**	129.05p	22.06.07	22.06.14
Mark Robertshaw	200,000	–	–	–	**200,000**	145.275p	01.11.07	01.11.14
	–	1,000,000	–	–	**1,000,000**	256p	20.12.09	20.12.16

Awards to Directors under the Company's Long-Term Incentive Plan

	As at 5 January 2006	Allocations during the year	Shares released during the year	Shares lapsed during the year	As at 4 January 2007	Market price at date of allocation	Market price at date of release	Performance periods
Kevin Dangerfield								
2004 LTIP	98,941	–	–	–	**98,941**	129.05p	n/a	04.01.04 – 04.01.07
2005 LTIP	101,803	–	–	–	**101,803**	171.9p	n/a	04.01.05 – 04.01.08
2006 LTIP (December)	–	107,500	–	–	**107,500**	256p	n/a	04.01.06 – 04.01.09
Warren Knowlton								
2004 LTIP	623,887	–	–	–	**623,887**	129.05p	n/a	04.01.04 – 04.01.07
2005 LTIP	518,324	–	–	–	**518,324**	171.9p	n/a	04.01.05 – 04.01.08
Mark Lejman								
2004 LTIP	265,414	–	–	–	**265,414**	129.05p	n/a	04.01.04 – 04.01.07
2005 LTIP	211,751	–	–	–	**211,751**	171.9p	n/a	04.01.05 – 04.01.08
Mark Robertshaw								
2004 LTIP	283,944	–	–	–	**283,944**	129.05p	n/a	04.01.04 – 04.01.07
2005 LTIP	223,967	–	–	–	**223,967**	171.9p	n/a	04.01.05 – 04.01.08
2006 LTIP (May)	–	250,000	–	–	**250,000**	242.95p	n/a	04.01.06 – 04.01.09
2006 LTIP (December)	–	50,000	–	–	**50,000**	256p	n/a	04.01.06 – 04.01.09

Options under the Sharesave scheme

	As at 5 January 2006 or date of appointment	Granted during the year	Exercised during the year	Lapsed during the year	As at 4 January 2007 or date of retirement	Exercise price	Exercise periods
Kevin Dangerfield							
2003 scheme	3,890	–	3,890	–	**–**	94.8p	01.12.06 – 31.05.07
2006 scheme	–	4,725	–	–	**4,725**	200p	01.03.10 – 31.08.10
Warren Knowlton							
2004 scheme	8,598	–	–	–	**6,257**	110.20p	01.12.07 – 31.05.08
Mark Lejman							
2005 scheme	5,565	–	–	–	**5,565**	168p	01.12.08 – 31.05.09
Mark Robertshaw							
2006 scheme	–	4,725	–	–	**4,725**	200p	01.03.10 – 31.08.10

Kevin Dangerfield exercised an option over 3,890 shares under the 2003 Sharesave scheme on 1 December 2006. The closing market price on that day was 257.75 pence per share.

Pension benefits earned by the Directors

The three Executive Directors, Kevin Dangerfield, Mark Lejman and Mark Robertshaw participate in The Morgan Group Senior Staff Pension and Life Assurance Scheme. This is a contributory, HMRC-registered, defined benefit, UK occupational pension scheme. As noted above, the scheme was amended on 6 April 2006.

Executive Directors	Accrued benefit at 4 January 2007 £000	Increase in accrued benefits excluding inflation (A) £000	Increase in accrued benefits including inflation £000	Transfer value of (A) less Directors' contributions £000	Transfer value of accrued benefits at 4 January 2006 or date of appointment if later £000	Transfer value of accrued benefits at 4 January 2007 £000	Increase/ (decrease) in transfer value less Directors' contributions £000
Kevin Dangerfield(1)	**17 pa**	1 pa	1 pa	-1	92	**110**	14
Mark Lejman	**10 pa**	3 pa	3 pa	10	59	**93**	19
Mark Robertshaw	**6 pa**	3 pa	3 pa	-1	19	**35**	1

Notes to pension benefits

a) The accrued benefit entitlement for Kevin Dangerfield, Mark Lejman and Mark Robertshaw is the pension which would be paid annually on retirement based on service at the end of the year.

b) The transfer values for the pension benefits have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11, less the Director's contributions.

c) Members of the pension scheme had the option to pay Additional Voluntary Contributions. Neither the contributions nor the resulting benefits are included in the above table.

(1) Kevin Dangerfield became a Director on 4 August 2006. The increase in accrued benefits reflects five months' qualifying service as a Director.

Warren Knowlton, who retired on 3 August 2006, had a pension allowance of £143,928 (2005: £216,000) which is included in the Schedule of Directors' pay and benefits above.

Kevin Dangerfield, Mark Lejman and Mark Robertshaw also receive a pension allowance, details of which are set out in the Schedule of Directors' pay and benefits above.

External appointments

With the approval of the Board in each case, and subject to the overriding requirements of the Company, executive Directors may accept external appointments as non-executive Directors of other companies and retain any fees received.

The total amounts of fees received by Mark Robertshaw, Mark Lejman and Warren Knowlton (up to his retirement on 3 August 2006) in respect of non-executive directorships elsewhere were £28,500, £20,384 and £38,356 respectively.

Chairman and non-executive Directors

Non-executive Directors, including the Chairman, receive a basic fee plus re-imbursement of expenses incurred in attending Board, strategy and other meetings. They were paid fees totalling £225,083 during the year (2005: £242,063). The remuneration of the non-executive Directors is determined by the Board and during the year the basic fee for non-executive Directors was increased from £35,000 to £40,000 per annum, having last been reviewed in 2004. Additional payments of £4,500 per annum are made to the Senior Independent Director, £7,500 to the Chairman of the Audit Committee and £5,000 to the Chairman of the Remuneration Committee.

The next review will take place in 2008. None of the non-executive Directors has a service contract with the Company although they do have letters of appointment which contain no obligations relating to any notice period. There are no obligations on the Company to make any payments in lieu of notice to any non-executive Director. The non-executive Directors do not participate in any of the incentive, share or share option plans. Each of the non-executive Directors is subject to re-election by shareholders every third year after their initial confirmation by shareholders as a Director.

Share price range
The share price at the year end was 264.25 pence and the high and low during the year were 306.00 pence and 213.50 pence respectively.

The Directors' remuneration report has been approved by the Board and is signed on its behalf by

Simon Heale Chairman, Remuneration Committee
20 February 2007

Shareholder information

Analysis of shareholdings as at 4 January 2007

		Number of shareholders	% of total	Number of shares	% of share capital
Size of holding	1-2,000	6,951	75.27	3,967,823	1.35
	2,001-5,000	1,353	14.65	4,266,387	1.45
	5,001-10,000	373	4.04	2,648,088	0.91
	10,001-50,000	278	3.01	5,756,106	1.96
	50,001-100,000	51	0.55	3,635,398	1.24
	100,000 and above	229	2.48	273,151,340	93.09
		9,235	100	293,425,142*	100
Holding classification	Individuals	8,045	87.12	11,748,074	4.00
	Nominee companies	1,063	11.51	272,379,165	92.83
	Trust (pension funds etc)	14	0.15	352,205	0.12
	Others	113	1.22	8,945,698	3.05
		9,235	100	293,425,142*	100

* 200,000 shares bought back by the Company prior to 4 January 2007 were not cancelled in the Register of Members until after the year end.

Key dates

Dividends — Subject to the relevant detailed terms and approvals of the Board of Directors where applicable

5.5% Cumulative First Preference shares of £1 each and 5.0% Cumulative Second Preference shares of £1 each — 30 March 2007 and 1 October 2007

Annual General Meeting — 20 April 2007

Financial results — The interim results are issued in August with the Report and Accounts for the year normally posted in March

Other information

Capital gains tax — The market values of quoted shares and stocks at 31 March 1982 were:

Ordinary shares of 25 pence each	122.5 pence
5.5% Cumulative First Preference shares of £1 each	30.5 pence
5.0% Cumulative Second Preference shares of £1 each	28.5 pence

For capital gains tax purposes, the cost of ordinary shares is adjusted to take account of rights issues. Any capital gains arising on disposal will also be adjusted to take account of indexation allowances. Since the adjustments will depend on individual circumstances, shareholders are recommended to consult their professional advisers

Share price — The price can be obtained on the Company's website: www.morgancrucible.com

Company details

Registered office — Quadrant 55-57 High Street, Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Fax: 01753 850872
Website: www.morgancrucible.com

Registered in England No 286773

Company registrars

Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU
Telephone: 0870 162 3100
Website: www.capitaregistrars.com

Report of the independent auditors

Independent auditors' report to the members of The Morgan Crucible Company plc

We have audited the Group and parent Company financial statements (the "financial statements") of The Morgan Crucible Company plc for the year ended 4 January 2007 which comprise the Consolidated income statement, the Consolidated and Company balance sheets, the Consolidated statement of cash flows, the Consolidated statement of recognised income and expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU, and for preparing the parent Company financial statements and the Directors' Remuneration Report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the statement of Directors' responsiblites in respect of the Annual report and the financial statements on page 44.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' report is consistent with the financial statements. The information given in the Directors' report includes that specific information presented in the Business review, Financial review, and Risk Management sections that are cross referred from the Principal Activities and Enhanced Business review section of the Directors' report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate governance report reflects the company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 4 January 2007 and of its profit for the year then ended;
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the parent Company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the parent Company's affairs as at 4 January 2007;
- the parent Company financial statements and the part of the Directors' Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' report is consistent with the financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

8 Salisbury Square
London EC4Y 8BB

20 February 2007

Consolidated income statement

for the year ended 4 January 2007

	Note	Continuing operations 2006 £m	Discontinued operations 2006 £m	Total 2006 £m	Continuing operations 2005 £m	Discontinued operations 2005 £m	Total 2005 £m
Revenue	2	**677.8**	-	**677.8**	609.8	135.9	745.7
Operating costs before special items	5	**(604.1)**	-	**(604.1)**	(554.4)	(125.3)	(679.7)
Profit from operations before special items	2	**73.7**	-	**73.7**	55.4	10.6	66.0
Special items:							
Restructuring costs and costs associated with settlement of prior period anti-trust litigation	9	**(27.7)**	-	**(27.7)**	(29.9)	(2.1)	(32.0)
Gain on curtailment of United Kingdom employee benefit schemes		**11.0**	-	**11.0**	–	–	-
Terminated bid approach costs		**(2.1)**	-	**(2.1)**	-	–	–
Profit/(loss) on disposal of property		**0.3**	-	**0.3**	(0.4)	-	(0.4)
Operating profit	2	**55.2**	-	**55.2**	25.1	8.5	33.6
Finance income		**26.8**	-	**26.8**	22.7	-	22.7
Finance expenses		**(30.2)**	-	**(30.2)**	(33.4)	(2.4)	(35.8)
Net financing costs	7	**(3.4)**	-	**(3.4)**	(10.7)	(2.4)	(13.1)
Loss on partial disposal of business		-	**(1.5)**	**(1.5)**	(0.1)	-	(0.1)
Profit/(loss) before taxation		**51.8**	**(1.5)**	**50.3**	14.3	6.1	20.4
Income tax expense (all relates to overseas tax payable)	8	**(10.6)**	-	**(10.6)**	(4.8)	(4.0)	(8.8)
Profit/(loss) after taxation but before gain on sale of discontinued operations		**41.2**	**(1.5)**	**39.7**	9.5	2.1	11.6
Gain on sale of discontinued operations, net of tax	3	-	-	-	–	42.6	42.6
Profit/(loss) for the period		**41.2**	**(1.5)**	**39.7**	9.5	44.7	54.2
Profit/(loss) for period attributable to:							
Equity holders of the parent		**38.4**	**(1.5)**	**36.9**	7.2	44.7	51.9
Minority interest		**2.8**	-	**2.8**	2.3	–	2.3
		41.2	**(1.5)**	**39.7**	9.5	44.7	54.2
Earnings/(loss) per share	10						
Basic		**13.4p**	**(0.5p)**	**12.9p**	2.5p	15.6p	18.1p
Diluted		**12.8p**	**(0.5p)**	**12.3p**	2.4p	14.8p	17.2p
Dividends							
Interim dividend - pence				**1.5p**			–
- £ million				**4.4**			–
Proposed final dividend - pence				**3.0p**			2.5p
- £ million				**8.8**			7.3

The proposed final dividend is based upon the number of shares outstanding at the balance sheet date.

Consolidated balance sheet

as at 4 January 2007

	Note	2006 £m	2005 £m
Assets			
Property, plant and equipment	11	**230.2**	235.3
Intangible assets	12	**66.4**	46.6
Other investments	13	**7.2**	6.1
Other receivables	16	**1.2**	0.3
Deferred tax assets	14	**28.8**	27.4
Total non-current assets		**333.8**	315.7
Inventories	15	**84.9**	77.8
Trade and other receivables	16	**136.0**	140.9
Cash and cash equivalents	17	**97.4**	160.0
Total current assets		**318.3**	378.7
Total assets		**652.1**	694.4
Liabilities			
Interest-bearing loans and borrowings	19	**93.2**	57.3
Employee benefits	21	**42.7**	124.2
Grants for capital expenditure		**0.1**	0.3
Provisions	22	**6.7**	4.3
Non-trade payables	23	**3.6**	-
Deferred tax liabilities	14	**28.4**	28.1
Total non-current liabilities		**174.7**	214.2
Bank overdraft	17	**24.5**	27.2
Interest-bearing loans and borrowings	19	**13.8**	25.0
Trade and other payables	23	**210.3**	195.8
Current tax payable		**9.9**	8.1
Provisions	22	**15.8**	28.4
Total current liabilities		**274.3**	284.5
Total liabilities		**449.0**	498.7
Total net assets		**203.1**	195.7
Equity			
Issued capital	18	**73.7**	75.5
Share premium	18	**85.2**	85.0
Reserves	18	**28.9**	41.4
Retained earnings	18	**(1.1)**	(19.6)
Total equity attributable to equity holders of the parent Company		**186.7**	182.3
Minority interest		**16.4**	13.4
Total equity	18	**203.1**	195.7

The accounts on pages 53 to 94 were approved by the Board of Directors on 20 February 2007 and were signed on its behalf by:

Mark Robertshaw Chief Executive Officer

Kevin Dangerfield Chief Financial Officer

Consolidated statement of cash flows

for the year ended 4 January 2007

	Note	2006 £m	2005 £m
Operating activities			
Profit for the period		**39.7**	54.2
Adjustments for:			
Depreciation		**24.7**	30.0
Amortisation		**1.2**	1.3
Interest expense		**3.4**	13.1
(Profit)/loss on sale of property, plant and equipment		**(0.4)**	0.6
Income tax expense		**10.6**	8.8
Equity settled share-based payment expenses		**3.2**	2.5
Cash generated from operations before changes in working capital and provisions		**82.4**	110.5
(Increase)/decrease in trade and other receivables		**(18.7)**	(5.8)
(Increase)/decrease in inventories		**(11.3)**	(9.0)
Increase/(decrease) in trade and other payables		**7.1**	8.6
Non-cash operating costs relating to restructuring		**4.2**	8.5
Increase/(decrease) in provisions and employee benefits		**(72.6)**	(1.9)
Cash (used in)/generated from operations		**(8.9)**	110.9
Interest paid		**(8.2)**	(13.7)
Taxation		**(6.3)**	(6.2)
Loss on partial disposal of business		**1.5**	0.1
Gain on sale of discontinued operations		**-**	(42.6)
Net cash from operating activities		**(21.9)**	48.5
Investing activities			
Purchase of property, plant and equipment		**(34.0)**	(43.6)
Proceeds from sale of property, plant and equipment		**1.1**	5.5
Purchase of investments		**(1.8)**	(2.8)
Proceeds from sale of investments		**-**	0.7
Interest received		**3.5**	2.3
Acquisitions of subsidiaries, net of cash acquired		**(20.7)**	(3.0)
Disposal of subsidiaries, net of cash disposed of		**11.6**	195.9
Net cash from investing activities		**(40.3)**	155.0
Financing activities			
Proceeds from the issue of share capital		**0.2**	1.7
Purchase of own shares		**(19.4)**	(3.5)
Increase in/(repayment of) borrowings		**32.3**	(125.2)
Payment of finance lease liabilities		**(0.4)**	(1.2)
Dividends paid		**(7.4)**	-
Net cash from financing activities		**5.3**	(128.2)
Net (decrease)/increase in cash and cash equivalents		**(56.9)**	75.3
Cash and cash equivalents at start of period		**133.6**	56.3
Effect of exchange rate fluctuations on cash held		**(3.2)**	2.0
Cash and cash equivalents at period end	17	**73.5**	133.6

A reconciliation of cash and cash equivalents to net borrowings is shown in note 17.

Consolidated statement of recognised income and expense

for the year ended 4 January 2007

	2006 £m	2005 £m
Foreign exchange translation differences	**(17.8)**	5.0
Actuarial gain/(loss) on defined benefit plans	**15.2**	(16.2)
Deferred tax associated with employee benefit schemes	**(1.2)**	–
Net gain/(loss) on hedge of net investment in foreign subsidiary	**-**	(1.5)
Cash flow hedges:		
Effective portion of changes in fair value	**(0.1)**	0.2
Change in fair value of equity securities available-for-sale	**0.3**	0.3
Income and expense recognised directly in equity	**(3.6)**	(12.2)
Profit for the period	**39.7**	54.2
Total recognised income and expense for the period	**36.1**	42.0
Attributable to:		
Equity holders of the parent	**33.3**	39.7
Minority interest	**2.8**	2.3
Total recognised income and expenses for the period	**36.1**	42.0

Notes to the financial statements

1. Accounting policies

The Morgan Crucible Company plc (the "Company") is a company incorporated in the UK.

The Group financial statements consolidate those of the Company and its subsidiaries (together referred to as the "Group"). The parent Company financial statements present information about the Company as a separate entity and not about its Group.

The Group financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the EU ("adopted IFRSs"). The Company has elected to prepare its parent Company financial statements in accordance with UK GAAP; these are presented on pages 88 to 94.

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these Group financial statements.

Judgements made by the Directors, in the application of these accounting policies that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 28.

(a) Measurement convention

The financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments classified as fair value through the profit or loss or as available-for-sale.

(b) Basis of consolidation

(i) Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation
Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(c) Foreign currency

(i) Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to £ sterling at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to £ sterling at foreign exchange rates ruling at the dates the fair value was determined.

(ii) Financial statements of foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to £ sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to £ sterling at an average rate for the period where this approximates to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

(iii) Net investment in foreign operations
Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to the translation reserve. They are released into the income statement upon disposal.

(d) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see accounting policy e).

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

1. Accounting policies (continued)

(e) Hedging

(i) Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in the hedging reserve. When the forecasted transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from the hedging reserve and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in the hedging reserve are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (i.e., when interest income or expense is recognised). For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from the hedging reserve and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in the hedging reserve and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in the hedging reserve is recognised immediately in the income statement.

(ii) Hedge of monetary assets and liabilities
Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement.

(iii) Hedge of net investment in foreign operations
The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in the translation reserve. The ineffective portion is recognised immediately in profit or loss.

(f) Property, plant and equipment

(i) Owned assets
Items of property, plant and equipment are stated at cost, or at deemed cost, less accumulated depreciation (see below) and impairment losses (see accounting policy k). The cost of self-constructed assets includes the cost of materials, direct labour, and an appropriate proportion of production overheads.

Certain items of property, plant and equipment that had been revalued to fair value on or prior to 5 January 2004, the date of transition to adopted IFRSs, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation. Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets
Leases under the terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Leased assets acquired by way of a finance lease are stated at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

(iii) Depreciation
Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	50 years
Plant and equipment – presses, kilns and furnaces	10–20 years
Other plant and equipment	10 years
Fixtures and fittings	10 years
Motor vehicles and IT equipment	3 years
Computer software	3–5 years

(g) Intangible assets

(i) Goodwill
All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries. In respect of business acquisitions that have occurred since 5 January 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under UK GAAP. The classification and accounting treatment of business combinations that occurred prior to 5 January 2004 has not been reconsidered. Goodwill is stated at cost less any accumulated impairment losses.

Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment (see accounting policy k).

1. Accounting policies (continued)

(g) Intangible assets (continued)

(ii) Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Capitalised development expenditure is stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy k). Other development expenditure is recognised in the income statement as an expense as incurred.

(iii) Other intangible assets
Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy k).

(iv) Amortisation
Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Capitalised development costs	3 years
Computer software	3 years
Operating intangible assets	8-15 years

(h) Trade and other receivables

Trade and other receivables are stated at their nominal value less impairment losses (see accounting policy k).

(i) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

(j) Cash and cash equivalents

Cash and cash equivalents comprises cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(k) Impairment

The carrying amounts of the Group's assets, other than inventories (see accounting policy i) and deferred tax assets (see accounting policy r), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see (i) below).

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Goodwill was tested for impairment for the years ended 4 January 2006 and 4 January 2007.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

(i) Calculation of recoverable amount
The recoverable amount of the Group's investments in held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted. The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

1. Accounting policies (continued)

(k) Impairment (continued)

(ii) Reversals of impairment
An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognised in profit or loss.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and when there is an indication that the impairment loss may no longer exist.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(l) Share capital

(i) Preference share capital
Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary, or is redeemable but only at the Company's option. Dividends on preference share capital classified as equity are recognised as distributions within equity.

(ii) Ordinary share capital
Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity.

(m) Employee benefits

(i) Defined contribution plans
Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii) Defined benefit plans
The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

All actuarial gains and losses as at 5 January 2004, the date of transition to adopted IFRSs, were recognised. Actuarial gains and losses that have arisen since 5 January 2004 have been recognised in the period they occur directly in equity through the statement of recognised income and expense, reflecting the adoption of the amendment to IAS 19 for the years ended 4 January 2006 and 4 January 2007.

(iii) Long-term service benefits
The Group's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method, or similar approximation, and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the Group's obligations.

(iv) Share-based payment transactions
The Group operates various share option programmes that allow Group employees to acquire shares in the Company. Under the Long-Term Incentive Plan (LTIP) awards of shares are made to various key executives and under the Morgan Directors' Share Option Plan 2006 (2006 ESOP), the Executive Share Option Scheme 2004 (2004 ESOS) and the Morgan Executive Scheme 1995 (1995 ESOS) share options are granted by the Company. The Company also maintains an all-employee share save scheme available to employees in the UK and Germany. The fair value of awards made and options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options.

The fair value of the options and awards under each scheme have been measured using the following models:

Morgan Directors' Share Option Plan 2006	Monte Carlo model
Long Term Incentive Plan 2004	Monte Carlo model
Executive Share Option Scheme 2004	Monte Carlo model
Morgan Executive Share Option Scheme 1995	Binominal Lattice Option pricing model
UK Employee Share Save Plan 2003	Black-Scholes Merton model
UK Employee Share Save Plan 2004	Black-Scholes Merton model
UK Employee Share Save Plan 2004 (Germany)	Black-Scholes Merton model
UK Employee Share Save Plan 2005	Black-Scholes Merton model

The choice of model takes into account the terms and conditions upon which the awards were made and the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

1. Accounting policies (continued)

(n) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(i) Restructuring
A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

(ii) Onerous contracts
A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(o) Trade and other payables

Trade and other payables are stated at their nominal amount.

(p) Revenue

(i) Goods sold and services rendered
Revenue is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

(ii) Government grants
Government grants are recognised in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the Group will comply with the conditions attaching to it. Grants that compensate the Group for expenses incurred are recognised as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised in the income statement as other operating income on a systematic basis over the useful life of the asset.

(q) Expenses

(i) Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

(ii) Finance lease payments
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Net financing costs
Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, gains and losses on hedging instruments that are recognised in the income statement (see accounting policy e), expected return on IAS 19 pension assets and interest on IAS 19 obligations. Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity's right to receive payments is established.

The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

(r) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(s) Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products in a particular line of business (business segment) or in providing products within a particular economic environment (geographic segment), which is subject to risks and rewards that are different from those of other segments.

1. Accounting policies (continued)

(t) Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate major line of business operations. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.

Discontinued operations are presented in the income statement (including the comparative period) as a column analysing the post tax profit or loss of the discontinued operation and the post tax gain or loss recognised on the remeasurement to fair value less costs to sell or on disposal of the assets/disposal groups constituting discontinued operations.

(u) Classification of financial instruments issued by the Group

Following the adoption of IAS 32, financial instruments issued by the Group are treated as equity (i.e. forming part of shareholders' funds) only to the extent that they meet the following two conditions:

(i) they include no contractual obligations upon the Group to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavourable to the Group; and

(ii) where the instrument will or may be settled in the Company's own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the Company's own equity instruments or is a derivative that will be settled by the Company exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.

To the extent that this definition is not met the proceeds of issue are classified as a financial liability. Where the instrument so classified takes the legal form of the Company's own shares, the amounts presented in these financial statements for called-up share capital and share premium account exclude amounts in relation to those shares.

Finance payments associated with financial liabilities are dealt with as part of finance expenses. Finance payments associated with financial instruments that are classified in equity are dividends and are recorded directly in equity.

(v) Investments in debt and equity securities

Investments in debt and equity securities held by the Group are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognised directly in equity (in the fair value reserve), except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss.

(w) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(x) Capitalisation of borrowing costs

Borrowing costs may be capitalised when they are incurred on raising specific funds to finance a major capital project, which will be a significant productive asset.

(y) Dividends

Dividends payable are recognised as a liability in the period in which they are declared.

(z) Own shares held by ESOP trust

Transactions of the Group-sponsored ESOP trust are included in the Group financial statements. In particular, the trust's purchases of shares in the Company are debited directly to equity.

(aa) Adopted IFRSs not yet applied

The following adopted IFRSs were available for early application but have not been applied by the Group in these financial statements:

(i) Amendment to IAS 1, Capital Disclosures

(ii) IFRS 7, Financial Instruments: Disclosures

(iii) IFRIC 8, Scope of IFRS 2

The Group does not expect the above amendments to have any significant impact on the financial statements for the period commencing 5 January 2007.

With respect to the financial guarantee contracts, where the Group enters into such contracts to guarantee the indebtedness of other companies within the Group, the Group considers these to be insurance arrangements, and accounts for them as such. In this respect the Group treats the guarantee contract as a contingent liability until such time as it becomes probable that the Group will be required to make a payment under the guarantee.

2. Segment reporting

The Group's primary business segments are its divisions. A decription of the types of products and services sold by each divison is included in the business review. The Group's secondary business segments are the geographical regions in which the Group operates.

	Carbon		Technical Ceramics		Thermal Ceramics		Molten Metal Systems (formerly Crucibles)		Discontinued		Consolidated	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Revenue from external customers	**213.6**	199.9	**162.5**	144.8	**271.2**	236.7	**30.5**	28.4	-	135.9	**677.8**	745.7
Segment profit	**28.5**	15.3	**19.3**	8.6	**12.9**	9.2	**4.1**	1.3	-	8.5	**64.8**	42.9
Unallocated costs											**(9.6)**	(9.3)
Operating profit											**55.2**	33.6
Net financing costs											**(3.4)**	(13.1)
Loss on partial disposal of business											**(1.5)**	(0.1)
Income tax expense											**(10.6)**	(8.8)
Gain on sale of discontinued operations, net of tax											**-**	42.6
Profit for the period											**39.7**	54.2
Segment underlying operating profit*	**33.8**	27.4	**17.0**	12.2	**24.7**	19.7	**3.2**	1.8	-	10.6	**78.7**	71.7
Unallocated costs											**(5.0)**	(5.7)
Underlying operating profit*											**73.7**	66.0

*Underlying operating profit is defined as profit from operations before special items. This measure of profit is shown because the Directors use it to measure the underlying performance of the business.

Discontinued operations for 2005 comprises the Magnetics Division.

	Carbon		Technical Ceramics		Thermal Ceramics		Molten Metal Systems (formerly Crucibles)		Discontinued		Consolidated	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Segment assets	**174.7**	170.1	**128.4**	133.4	**253.1**	217.4	**27.3**	24.0	-	-	**583.5**	544.9
Unallocated assets											**68.6**	149.5
Total assets											**652.1**	694.4
Segment liabilities	**61.2**	99.4	**46.3**	82.4	**89.4**	99.3	**9.8**	17.1	-	-	**206.7**	298.2
Unallocated liabilities											**242.3**	200.5
Total liabilities											**449.0**	498.7
Segment cash flows from operating activities	**13.2**	27.6	**11.4**	17.9	**(8.8)**	14.2	**0.7**	1.8	-	15.9	**16.5**	77.4
Unallocated cash flows											**(38.4)**	(28.9)
Cash flows from operating activities											**(21.9)**	48.5
Cash flows from investing activities											**(40.3)**	155.0
Cash flows from financing activities											**5.3**	(128.2)
Segment capital expenditure	**12.1**	13.0	**5.7**	7.0	**12.0**	16.1	**1.3**	0.9	-	8.1	**31.1**	45.1
Unallocated capital expenditure											**0.6**	0.2
Total capital expenditure											**31.7**	45.3

2. Segment reporting (continued)

	Carbon		Technical Ceramics		Thermal Ceramics		Molten Metal Systems (formerly Crucibles)		Discontinued		Consolidated	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Segment depreciation	**6.9**	6.9	**7.9**	7.7	**9.0**	8.3	**0.9**	1.0	**-**	6.0	**24.7**	29.9
Unallocated depreciation											**-**	0.1
Total depreciation											**24.7**	30.0
Segment amortisation	**0.3**	0.2	**0.2**	0.1	**0.6**	0.2	**0.1**	0.1	**-**	0.6	**1.2**	1.2
Unallocated amortisation											**-**	0.1
Total amortisation											**1.2**	1.3

During the year ended 4 January 2007, discontinued operations had cash outflows from investing activities of £nil (2005: £9.1 million) and cash flows from financing activities of £nil (2005: £nil).

	Europe		Americas		Far East and Australia		Middle East and Africa		Discontinued		Consolidated	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Revenue from external customers	**261.9**	237.6	**302.4**	268.2	**100.0**	90.5	**13.5**	13.5	**-**	135.9	**677.8**	745.7
Segment assets	**277.1**	255.9	**210.8**	202.9	**89.4**	79.6	**6.2**	6.5	**-**	-	**583.5**	544.9
Unallocated assets											**68.6**	149.5
Total assets											**652.1**	694.4
Segment cash flows from operating activities	**(40.4)**	3.6	**37.8**	40.9	**16.5**	13.9	**2.6**	3.1	**-**	15.9	**16.5**	77.4
Unallocated cash flows											**(38.4)**	(28.9)
Cash flows from operating activities											**(21.9)**	48.5
Cash flows from investing activities											**(40.3)**	155.0
Cash flows from financing activities											**5.3**	(128.2)
Segment capital expenditure	**11.0**	12.8	**14.8**	13.6	**4.7**	10.1	**0.6**	0.5	**-**	8.1	**31.1**	45.1
Unallocated capital expenditure											**0.6**	0.2
Total capital expenditure											**31.7**	45.3

3. Discontinued operations

In September 2005 the Group sold its Magnetics Division, a separate business segment (see accounting policy note t). The net sale proceeds after allowing for net debt cash in the business were £214.6 million, tax charge was £21.4 million, leaving a gain after tax of £42.6 million.

Effect of disposal on individual assets and liabilities of the Group:

	2005 £m
Property, plant and equipment	96.4
Intangible assets	62.2
Other investments	1.0
Inventories	52.5
Trade receivables and other receivables	39.3
Cash and cash equivalents	2.8
Net interest bearing and non-interest bearing loans	13.6
Provisions	(79.9)
Deferred tax	(4.1)
Trade payables and other payables	(36.5)
Net identifiable assets and liabilities	147.3
Cash consideration received, net of disposal costs	210.2
Net borrowings disposed of	(16.4)
Net cash inflow	193.8

4. Acquisitions

On 16 February 2006 the Group increased its stake in Morganite India Ltd from 50.5% to 76% and on 3 April 2006 acquired the distribution rights for domestic Indian sales. Total consideration paid was £2.0 million. The company's principal activity is the manufacture and sale of crucibles and furnace related accessories. In the year to 4 January 2007 the subsidiary contributed net profit of £0.2 million to the consolidated net profit for the year.

On 31 March 2006 the Group acquired the fibre business assets of Vesuvius USA Corporation and Vesuvius Skawina Materialy Ogniotrwale SP Zo.O for £10.8 million. The company's principal activity is the manufacture of fibre products. In the nine months to 4 January 2007 the subsidiary contributed net profit of £0.1 million to the consolidated net profit for the year. The revenue and profit of this acquisition, had this acquisition taken place at the beginning of the period, is £9.7 million and £0.1 million respectively.

On 1 April 2006 the Group acquired 51% of the shares in Morgan Thermal Ceramics Sukhoy Log Limited for £1.7 million. The Company's principal activity is the manufacture of ceramic fibre and fibre products for thermal insulation. In the nine months to 4 January 2007 the subsidiary contributed net profit of £nil to the consolidated net profit for the year.

On 1 April 2006 the Group acquired 100% of the shares in Diamond Crucible Company Pvt. Limited for £1.4 million. The Company's principal activity is the manufacture of crucibles and furnace related accessories. In the nine months to 4 January 2007 the subsidiary contributed net profit of £nil to the consolidated net profit for the year.

On 8 April 2006 the Group acquired 51% of the shares in Morgan Luyang Thermal Ceramics Company Limited for £0.5 million. The Company's principal activity is the manufacture of mullite sol-gel fibre for high temperature insulation. In the nine months to 4 January 2007 the subsidiary contributed net profit of £nil to the consolidated net profit for the year.

On 20 July 2006 the Group acquired the assets of Aceram Materials and Technology Inc for a contingent maximum consideration of £5.8 million with £1.9 million paid during 2006. The Company's principal activity is the manufacture of carbon products. In the five months to 4 January 2007 the subsidiary contributed net profit of £0.1 million to the consolidated net profit for the year.

On 26 October 2006 the Group acquired 75% of the shares in Beijing Yingtelai Morgan Thermal Ceramics Textiles Co. Limited for £4.7 million of which £2.5 million will be paid after the year end. The Company's principal activity is the manufacture of textile products for thermal insulation. In the two months to 4 January 2007 the subsidiary contributed net profit of £nil to the consolidated net profit for the year.

4. Acquisitions (continued)

Effect of acquisitions

The acquisitions had the following effect on the assets and liabilities of the Group:

	Carrying value before acquisition 2006 £m	Provisional fair values 2006 £m
Acquisition of Vesuvius USA Corporation and Vesuvius Skawina Materialy Ogniotrwale SP Zo.O		
Intangible assets	**-**	**4.0**
Property, plant and equipment	**1.4**	**1.4**
Other working capital	**1.2**	**1.1**
Provisions	**-**	**(0.2)**
Net assets acquired		**6.3**
Goodwill		**4.5**
Total consideration		**10.8**
Less: deferred consideration		**-**
Net consideration paid		**10.8**
Other acquisitions		
Intangible assets	**-**	**6.9**
Property, plant and equipment	**2.6**	**2.4**
Other working capital	**0.3**	**0.2**
Provisions	**-**	**(0.3)**
Cash and cash equivalents	**1.1**	**1.1**
Minority interests	**-**	**(2.6)**
Net assets acquired		**7.7**
Goodwill		**8.3**
Total consideration		**16.0**
Less: deferred consideration		**(6.3)**
Net consideration paid		**9.7**

Goodwill represents future economic benefits arising from assets that are not capable of being identified individually or recognised as separate assets. This will include acquirer specific synergies such as cross selling opportunities and the enhancement of technologies and processes between existing and acquired sites.

Acquisitions in 2005

On 1 March 2005 the Group increased its stake in Yixing Morgan Thermal Ceramics Limited from 50% to 51% and began consolidating the business. Total consideration paid was £0.9 million. The Company's principal activity is the manufacture of insulating fire bricks. In the 10 months to 4 January 2006 the subsidiary contributed net profit of £0.3 million to the consolidated net profit for the year.

On 19 April 2005 the Group acquired 80% of the shares in Thermal Ceramics Saveh Company Limited for £0.5 million. The Company's principal activity is the manufacture of ceramic fibres. In the eight months to 4 January 2006 the subsidiary contributed net profit of £nil to the consolidated net profit for the year.

On 25 April 2005 the Group acquired 70% of the shares in Morgan Kailong Thermal Ceramics Jingmen Limited for £1.6 million. The Company's principal activity is the manufacture of ceramic fibres. In the eight months to 4 January 2006 the subsidiary contributed net profit of £nil to the consolidated net profit for the year.

4. Acquisitions (continued)

Effect of acquisitions

The acquisitions had the following effect on the assets and liabilities of the Group:

	Carrying value before acquisition 2005 £m	Provisional fair values 2005 £m
Intangible assets	0.4	–
Property, plant and equipment	4.0	4.4
Other working capital	0.6	0.3
Provisions	-	(0.6)
Interest-bearing borrowings	(0.6)	(0.6)
Minority interests	(0.6)	(1.2)
Net assets acquired		2.3
Goodwill		1.3
Total consideration		3.6
Less: deferred consideration		–
Net consideration paid		3.6

5. Operating costs before special items

	2006 Continuing £m	2006 Discontinued £m	2006 Total £m	2005 Continuing £m	2005 Discontinued £m	2005 Total £m
Change in stocks of finished goods and work in progress	**0.5**	-	**0.5**	3.5	(6.0)	(2.5)
Raw materials and consumables	**166.3**	-	**166.3**	146.6	48.6	195.2
Other external charges	**114.4**	-	**114.4**	103.7	12.1	115.8
Employee costs:						
- wages and salaries	**170.5**	-	**170.5**	168.6	42.6	211.2
- share-based payments	**3.2**	-	**3.2**	2.2	0.3	2.5
- social security costs	**34.9**	-	**34.9**	37.7	7.0	44.7
- other pension costs	**10.3**	-	**10.3**	10.5	3.2	13.7
Total	**218.9**	-	**218.9**	219.0	53.1	272.1
Depreciation:						
- owned assets	**24.4**	-	**24.4**	23.5	5.7	29.2
- assets held under finance leases	**0.3**	-	**0.3**	0.5	0.3	0.8
Total	**24.7**	-	**24.7**	24.0	6.0	30.0
Rentals under operating leases:						
- hire of plant and machinery	**1.6**	-	**1.6**	1.2	0.7	1.9
- other operating leases	**6.5**	-	**6.5**	6.2	0.1	6.3
Total	**8.1**	-	**8.1**	7.4	0.8	8.2
Other operating charges and income:						
- foreign exchange losses	**2.5**	-	**2.5**	1.6	0.4	2.0
- other operating charges	**73.0**	-	**73.0**	54.1	13.1	67.2
- foreign exchange gains	**(2.4)**	-	**(2.4)**	(3.1)	(0.3)	(3.4)
- other operating income	**(3.1)**	-	**(3.1)**	(3.1)	(3.1)	(6.2)
- amortisation of intangible assets	**1.2**	-	**1.2**	0.7	0.6	1.3
Total	**71.2**	-	**71.2**	50.2	10.7	60.9
Total operating costs before special items	**604.1**	-	**604.1**	554.4	125.3	679.7

The Group recognised £8.2 million in expense in respect of research and development (2005: £12.5 million).

5. Operating costs before special items (continued)

A summary of the audit and non audit fees in respect of services provided by KPMG charged to operating profit in the year ended 4 January 2007 is set out below:

	2006 £m	2005 £m
Fees payable to the Company's auditor for the audit of the Company's annual accounts	**0.4**	0.4
Fees payable to the Company's auditor and its associates for other services:		
– the audit of the Company's subsidiaries pursuant to legislation and other services	**0.9**	0.7
- tax services	**0.2**	0.1
– other services	**0.1**	0.4
	1.6	1.6

In addition, in respect of the terminated bid approach, £0.8 million was paid to KPMG. As part of the prior year costs incurred in respect of the disposal of the Magnetics Division £1.2 million was paid to KPMG.

6. Staff numbers

The average number of persons employed by the Group (including Directors) during the year, analysed by category, was as follows:

	Number of employees	
	2006	2005
United Kingdom	**1,391**	1,442
Rest of Europe	**1,840**	1,946
The Americas	**3,260**	3,126
Far East and Australasia	**2,614**	2,374
Middle East and Africa	**279**	285
	9,384	9,173
Discontinued	**-**	2,456
	9,384	11,629
Carbon	**3,736**	3,825
Technical Ceramics	**2,105**	2,033
Thermal Ceramics	**3,003**	2,828
Molten Metal Systems (formerly Crucibles)	**540**	487
	9,384	9,173
Discontinued	**-**	2,456
	9,384	11,629

7. Net finance income and expense

	2006 £m	2005 £m
Interest income	**3.5**	1.3
Expected return on IAS 19 scheme assets	**23.3**	21.0
Fair value gain on interest rate swaps	**-**	0.4
Finance income	**26.8**	22.7
Interest expense	**(8.1)**	(11.3)
Interest on IAS 19 obligations	**(22.1)**	(24.5)
Finance expense	**(30.2)**	(35.8)

8. Taxation - income tax expense

Recognised in the income statement

	2006 £m	2005 £m
Current tax expense		
Current year	**12.5**	36.0
Adjustments for prior years	**0.6**	0.3
	13.1	36.3
Deferred tax expense		
Origination and reversal of temporary differences	**2.9**	4.0
Benefit of losses recognised	**(5.4)**	(10.1)
	(2.5)	(6.1)
Total income tax expense in income statement	**10.6**	30.2

Included in the total income tax expense is £nil (2005: £25.4 million) tax charge related to the sale of discontinued operations.

Reconciliation of effective tax rate

	2006 £m	2006 %	2005 £m	2005 %
Profit before tax	**50.3**		84.4	
Income tax using the domestic corporation tax rate	**15.1**	**30.0**	25.3	30.0
Non-deductible expenses	**2.3**	**4.6**	14.7	17.4
Effect of tax losses utilised	**(7.3)**	**(14.5)**	(10.1)	(12.0)
Under provided in prior years	**0.6**	**1.2**	0.5	0.6
Other	**(0.1)**	**(0.2)**	(0.2)	(0.2)
	10.6	**21.1**	30.2	35.8

Reconciliation of profit before tax	2006 £m	2005 £m
Shown on income statement	**50.3**	20.4
Add: gain on sale of discontinued operations, gross of tax	**-**	64.0
Profit before tax shown above in tax rate reconciliation	**50.3**	84.4

9. Restructuring costs and costs associated with settlement of anti-trust litigation

Costs of restructuring were £23.9 million (2005: £29.7 million) and legal costs associated with settlement of anti-trust litigation were £3.8 million (2005: £2.3 million).

10. Earnings per share

Basic earnings per share

The calculation of basic earnings per share at 4 January 2007 was based on the profit attributable to equity holders of The Morgan Crucible Company plc of £36.9 million (4 January 2006: £51.9 million) and a weighted average number of ordinary shares outstanding during the period ended 4 January 2007 of 287,110,574 (4 January 2006: 286,553,767) calculated as follows:

	2006 £m	2005 £m
Profit attributable to equity holders of The Morgan Crucible Company plc	**36.9**	51.9
Weighted average number of ordinary shares:		
Issued ordinary shares at 5 January	**293,188,372**	290,200,179
Effect of shares issued in period and treasury shares held by the Company	**(6,077,798)**	(3,646,412)
Weighted average number of ordinary shares at period end	**287,110,574**	286,553,767
Basic earnings per share (pence)	**12.9p**	18.1p

10. Earnings per share (continued)

Diluted earnings per share

The calculation of diluted earnings per share at 4 January 2007 was based on the profit attributable to equity holders of The Morgan Crucible Company plc of £36.9 million (4 January 2006: £51.9 million) and a weighted average number of ordinary shares outstanding during the period ended 4 January 2007 of 298,938,120 (4 January 2006: 301,088,360), calculated as follows:

	2006 £m	2005 £m
Profit attributable to equity holders of The Morgan Crucible Company plc	**36.9**	51.9
Weighted average number of ordinary shares:		
Weighted average number of ordinary shares	**287,110,574**	286,553,767
Effect of share options/incentive schemes	**11,827,546**	14,534,593
Diluted weighted average number of ordinary shares	**298,938,120**	301,088,360
Diluted earnings per share (pence)	**12.3p**	17.2p

Underlying earnings per share

The calculation of underlying earnings per share at 4 January 2007 was based on profit from operations before special items less net finance costs, income tax expense (excluding tax credit arising from special items of £5.6 million, (4 January 2006: £4.3 million)) and minority interest of £51.3 million (4 January 2006: £37.5 million) and a weighted average number of ordinary shares outstanding during the period ended 4 January 2007 of 287,110,574 (4 January 2006: 286,553,767) calculated as follows:

	2006 £m	2005 £m
Profit from operations before special items less net finance costs, income tax expense and minority interest	**51.3**	37.5
Weighted average number of ordinary shares:		
Issued ordinary shares at 5 January	**293,188,372**	290,200,179
Effect of shares issued in period and treasury shares held by the Company	**(6,077,798)**	(3,646,412)
Weighted average number of ordinary shares at period end	**287,110,574**	286,553,767
Underlying earnings per share (pence)	**17.9p**	13.1p

Underlying diluted earnings per share

The calculation of underlying diluted earnings per share at 4 January 2007 was based on profit from operations before special items less net finance costs, income tax expense (excluding tax credit arising from special items £5.6 million (4 January 2006: £4.3 million)) and minority interest of £51.3 million (4 January 2006: £37.5 million) and a weighted average number of ordinary shares outstanding during the period ended 4 January 2007 of 298,938,120 (4 January 2006: 301,088,360) calculated as follows:

	2006 £m	2005 £m
Profit from operations before special items less net finance costs, income tax expense and minority interest	**51.3**	37.5
Weighted average number of ordinary shares:		
Weighted average number of ordinary shares	**287,110,574**	286,553,767
Effect of share options/incentive schemes	**11,827,546**	14,534,593
Diluted weighted average number of ordinary shares	**298,938,120**	301,088,360
Underlying diluted earnings per share (pence)	**17.2p**	12.5p

11. Property, plant and equipment

	Land and buildings £m	Plant and equipment and fixtures £m	Total £m
Cost			
Balance at 5 January 2005	174.8	445.0	619.8
Acquisitions through business combinations	2.2	2.2	4.4
Additions	7.4	36.3	43.7
Disposals	(54.3)	(108.6)	(162.9)
Effect of movement in foreign exchange	1.0	7.7	8.7
Balance at 4 January 2006	131.1	382.6	513.7
Balance at 5 January 2006	**131.1**	**382.6**	**513.7**
Acquisitions through business combination	**1.1**	**2.5**	**3.6**
Additions	**5.8**	**24.9**	**30.7**
Disposals	**(1.4)**	**(14.2)**	**(15.6)**
Effect of movement in foreign exchange	**(7.5)**	**(20.6)**	**(28.1)**
Balance at 4 January 2007	**129.1**	**375.2**	**504.3**
Depreciation and impairment losses			
Balance at 5 January 2005	38.6	261.4	300.0
Depreciation charge for the year	4.0	26.0	30.0
Disposals	(8.4)	(46.7)	(55.1)
Effect of movement in foreign exchange	(0.4)	3.9	3.5
Balance at 4 January 2006	33.8	244.6	278.4
Balance at 5 January 2006	**33.8**	**244.6**	**278.4**
Depreciation charge for the year	**3.4**	**21.3**	**24.7**
Disposals	**(0.8)**	**(12.3)**	**(13.1)**
Effect of movement in foreign exchange	**(2.2)**	**(13.7)**	**(15.9)**
Balance at 4 January 2007	**34.2**	**239.9**	**274.1**
Carrying amounts			
At 5 January 2005	136.2	183.6	319.8
At 4 January 2006	97.3	138.0	235.3
At 4 January 2007	**94.9**	**135.3**	**230.2**

12. Intangible assets

	Goodwill £m	Operating intangibles £m	Computer software £m	Total £m
Cost				
Balance at 5 January 2005	100.2	-	15.2	115.4
Acquisitions through business combinations	1.3	-	-	1.3
Additions – externally purchased	-	-	1.6	1.6
Disposals	(57.8)	-	(8.8)	(66.6)
Effect of movement in foreign exchange	0.2	-	(0.1)	0.1
Balance at 4 January 2006	43.9	-	7.9	51.8
Balance at 5 January 2006	**43.9**	**-**	**7.9**	**51.8**
Acquisitions through business combinations	**12.8**	**10.1**	**-**	**22.9**
Additions – externally purchased	**-**	**-**	**1.0**	**1.0**
Disposals	**-**	**-**	**(0.5)**	**(0.5)**
Effect of movement in foreign exchange	**(2.7)**	**-**	**(0.3)**	**(3.0)**
Balance at 4 January 2007	**54.0**	**10.1**	**8.1**	**72.2**
Amortisation and impairment losses				
Balance at 5 January 2005	-	-	8.3	8.3
Amortisation charge for the year	-	-	1.3	1.3
Disposals	-	-	(4.4)	(4.4)
Effects of movement in foreign exchange	-	-	-	-
Balance at 4 January 2006	-	-	5.2	5.2
Balance at 5 January 2006	**-**	**-**	**5.2**	**5.2**
Amortisation charge for the year	**-**	**0.4**	**0.8**	**1.2**
Disposals	**-**	**-**	**(0.4)**	**(0.4)**
Effects of movement in foreign exchange	**-**	**-**	**(0.2)**	**(0.2)**
Balance at 4 January 2007	**-**	**0.4**	**5.4**	**5.8**
Carrying amounts				
At 5 January 2005	100.2	-	6.9	107.1
At 4 January 2006	43.9	-	2.7	46.6
At 4 January 2007	**54.0**	**9.7**	**2.7**	**66.4**

Amortisation of operating intangibles and computer software costs is included within operating costs before special items in the income statement.

Impairment test for cash-generating units containing goodwill
The following units have significant carrying amounts of goodwill:

	2006 £m	2005 £m
Carbon	**16.3**	14.2
Technical Ceramics	**20.0**	21.8
Insulating Ceramics	**17.7**	7.9
	54.0	43.9

The recoverable amount of the above units is based on value in use calculations. Those calculations use cash flow projections based on forecast operating results for the current period and budgeted operating results for the subsequent period. Cash flows for a further five year period are extrapolated using a 2.25% growth rate. This growth rate is consistent with the long-term average growth rate for the industry and reflects management's estimate of the growth through the economic cycle. A pre-tax discount rate of 13.0% has been used in discounting the projected cash flows and calculating the terminal value at the end of year five.

13. Other investments

	2006 £m	2005 £m
Non-current investments		
Equity securities available-for-sale	**7.2**	6.1

14. Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Property, plant and equipment	**-**	-	**24.7**	26.0	**24.7**	26.0
Intangible assets	**-**	-	**0.4**	1.7	**0.4**	1.7
Employee benefits	**(12.0)**	(17.9)	**2.1**	-	**(9.9)**	(17.9)
Provisions	**(2.4)**	(1.5)	**-**	-	**(2.4)**	(1.5)
Tax value of loss carried forward recognised	**(13.0)**	(7.6)	**-**	-	**(13.0)**	(7.6)
Other items	**(1.4)**	(0.4)	**1.2**	0.4	**(0.2)**	-
	(28.8)	(27.4)	**28.4**	28.1	**(0.4)**	0.7

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2006 £m	2005 £m
Deductible temporary differences	**(5.1)**	(22.8)
Tax losses	**(21.6)**	(15.4)
	(26.7)	(38.2)

£7.7 million of the deferred tax asset relating to losses will expire between 2019 and 2026. The balance of the losses are available to carry forward without time restriction.

Movements in temporary differences during the year

	Balance 4 Jan 05	Recognised in income	Recognised directly in equity	Balance 4 Jan 06	Recognised in income	Recognised directly in equity	Balance 4 Jan 07
Property, plant and equipment	30.6	(4.6)	-	26.0	**(1.3)**	**-**	**24.7**
Intangible assets	0.9	0.8	-	1.7	**(1.3)**	**-**	**0.4**
Employee benefits	(22.2)	4.3	-	(17.9)	**6.8**	**1.2**	**(9.9)**
Provisions	(1.8)	0.3	-	(1.5)	**(0.9)**	**-**	**(2.4)**
Tax value of loss carry forward utilised	(1.7)	(5.9)	-	(7.6)	**(5.4)**	**-**	**(13.0)**
Others	5.1	(5.1)	-	-	**(0.4)**	**0.2**	**(0.2)**
	10.9	(10.2)	-	0.7	**(2.5)**	**1.4**	**(0.4)**

15. Inventories

	2006 £m	2005 £m
Raw materials and consumables	**27.3**	25.1
Work in progress	**22.3**	20.2
Finished goods	**35.3**	32.5
	84.9	77.8
Inventories stated at fair value less costs to sell	**4.1**	6.3
Carrying amount of inventories subject to retention of title clauses	**7.9**	4.4

The Group holds consignment inventory amounting to £9.5 million (2005: £7.2 million) which is not reflected in the balance sheet. The majority of this balance is for precious metals which are held on consignment by a subsidiary and for which it is invoiced only when the material is required.

16. Trade and other receivables

	2006 £m	2005 £m
Non-current		
Non-trade receivables and prepayments	**1.2**	0.3
Current		
Trade receivables	**114.4**	104.1
Non-trade receivables and prepayments	**21.6**	36.7
Fair value derivatives	**-**	0.1
	136.0	140.9

17. Cash and cash equivalents/bank overdrafts

	2006 £m	2005 £m
Bank balances	**70.2**	69.0
Cash deposits	**27.2**	91.0
Cash and cash equivalents per balance sheet	**97.4**	160.0
Bank overdrafts subject to cash pooling arrangements	**(23.9)**	(26.4)
Cash and cash equivalents per cash flow statement	**73.5**	133.6
Bank overdrafts subject to cash pooling arrangements	**(23.9)**	(26.4)
Other bank overdrafts	**(0.6)**	(0.8)
Total bank overdrafts	**(24.5)**	(27.2)

In accordance with IAS 32, bank overdrafts subject to cash pooling arrangements are not offset against cash and cash equivalents.

Reconciliation of cash and cash equivalents to net borrowings

	2006 £m	2005 £m
Opening borrowings	**(83.1)**	(204.2)
(New)/Repayment of borrowings	**(32.3)**	125.2
Payment of finance lease liabilities	**0.4**	1.2
Effect of movements in foreign exchange on borrowings	**7.4**	(5.3)
Closing borrowings	**(107.6)**	(83.1)
Cash and cash equivalents per cash flow statement	**73.5**	133.6
Closing (borrowings)/net cash and equivalents	**(34.1)**	50.5

18. Capital and reserves

Reconciliation of movement in capital and reserves

	Share capital £m	Share premium £m	Translation reserve £m	Hedging reserve £m	Fair value reserve £m	Share-based payment reserve £m	Special reserve £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total parent equity £m	Minority interest £m	Total equity £m
Balance at 5 January 2005	74.8	84.0	(2.5)	-	0.2	1.9	6.0	28.0	1.4	(51.4)	142.4	10.7	153.1
Adjustments in respect of adoption of IAS 32 and IAS 39 on 5 January 2005, net of tax	-	-	-	(0.1)	-	-	-	-	-	(0.4)	(0.5)	-	(0.5)
Total recognised income and expense	-	-	3.5	0.2	0.3	-	-	-	-	35.7	39.7	2.3	42.0
Other movements	-	-	-	-	-	-	-	-	-	-	-	0.4	0.4
Share options exercised by employees	0.7	1.0	-	-	-	-	-	-	-	-	1.7	-	1.7
Equity-settled share-based payment transactions, net of tax	-	-	-	-	-	2.5	-	-	-	-	2.5	-	2.5
Own shares acquired	-	-	-	-	-	-	-	-	-	(3.5)	(3.5)	-	(3.5)
Balance at 4 January 2006	75.5	85.0	1.0	0.1	0.5	4.4	6.0	28.0	1.4	(19.6)	182.3	13.4	195.7

18. Capital and reserves (continued)

Reconciliation of movement in capital and reserves (continued)

	Share capital £m	Share premium £m	Translation reserve £m	Hedging reserve £m	Fair value reserve £m	Share-based payment reserve £m	Special reserve £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total parent equity £m	Minority interest £m	Total equity £m
Balance at 5 January 2006	**75.5**	**85.0**	**1.0**	**0.1**	**0.5**	**4.4**	**6.0**	**28.0**	**1.4**	**(19.6)**	**182.3**	**13.4**	**195.7**
Total recognised income and expense	-	-	**(17.8)**	**(0.1)**	**0.3**	-	-	-	-	**50.9**	**33.3**	**2.8**	**36.1**
Own shares acquired for share buy back programme	-	-	-	-	-	-	-	-	-	**(1.7)**	**(1.7)**	-	**(1.7)**
Other movements	-	-	-	-	-	-	-	-	-	-	-	**0.2**	**0.2**
Cancellation of non-voting deferred shares	**(1.9)**	-	-	-	-	-	-	**1.9**	-	-	-	-	-
Share options exercised by employees	**0.1**	**0.2**	-	-	-	-	-	-	-	-	**0.3**	-	**0.3**
Equity-settled share-based payment transactions, net of tax	-	-	-	-	-	**3.2**	-	-	-	-	**3.2**	-	**3.2**
Own shares acquired for share incentive schemes	-	-	-	-	-	-	-	-	-	**(18.9)**	**(18.9)**	-	**(18.9)**
Dividends	-	-	-	-	-	-	-	-	-	**(11.8)**	**(11.8)**		**(11.8)**
Balance at 4 January 2007	**73.7**	**85.2**	**(16.8)**	-	**0.8**	**7.6**	**6.0**	**29.9**	**1.4**	**(1.1)**	**186.7**	**16.4**	**203.1**

Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the Company, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

Hedging reserve
The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve
The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised.

Share-based payment reserve
The share-based payment reserve comprises the increase in equity that corresponds to the expense recognised in the income statement for the Group's various share option programmes.

Special reserve
A Special Resolution to cancel the Share Premium Account was passed at the Annual General Meeting of the Company held on 11 June 1993. This cancellation was confirmed by an Order of the High Court of Justice, Chancery Division, on 14 July 1993. The amount of £88.9 million standing to the credit of the Share Premium Account on 14 July 1993 was transferred to the Special reserve against which goodwill on consolidation can be written off. This reserve, together with the amounts standing to the credit of the Share Premium Account on 12 October 1990 of £71.5 million, on 19 June 1987 of £38.9 million and on 27 July 1989 of £12.3 million which were transferred following previous Orders of the High Court, becomes distributable to the extent of subsequent increases in issued share capital and Share Premium Account.

Capital redemption reserve
The capital redemption reserve arose when the Company redeemed Preference shares wholly out of distributable profits. The 2006 movement relates to the cancellation of non-voting deferred shares.

Retained earnings
The Company has acquired own shares under a share buy back programme. The Company has also acquired own shares to satisfy the requirements of the various share option incentive schemes. The number of treasury shares held by the Company at the year end was 10,632,157; 10,182,157 shares were held by The Morgan General Employee Benefit Trust and 450,000 shares were held by the Company.

18. Capital and reserves (continued)

Called up share capital

	Authorised 2006 £m	Authorised 2005 £m	Issued 2006 £m	Issued 2005 £m
Equity share capital				
427,523,111 (2005: 427,523,111) Ordinary shares of 25 pence each	**106.9**	106.9		
Fully paid: 293,225,142 (2005: 293,188,372) Ordinary shares of 25 pence each			**73.3**	73.2
	106.9	106.9	**73.3**	73.2
Preference share capital				
125,327 authorised and issued 5.5% Cumulative First Preference shares of £1 each, fully paid	**0.1**	0.1	**0.1**	0.1
311,954 authorised and issued 5.0% Cumulative Second Preference shares of £1 each, fully paid	**0.3**	0.3	**0.3**	0.3
7,127,765 authorised and issued Non Voting Deferred shares of 25 pence each	-	1.9	-	1.9
Total non-equity share capital	**0.4**	2.3	**0.4**	2.3
Total share capital	**107.3**	109.2	**73.7**	75.5

Ordinary shares issued

During the year, the Company issued the following Ordinary shares:

Number	Description
236,770	In respect of options exercised under the various Morgan share option schemes

As at the date of this report 289,610,142 ordinary shares have been issued (2005: 293,326,518).

The following options were outstanding in respect of ordinary shares:

Number of shares		Exercise price(s)	Normal exercise dates ranging from	to
678,524	The Morgan Executive Share Option Scheme 1995	49.42p–453.77p	17 October 1999	18 March 2014
26,597	The Morgan Sharesave Scheme 1995	58.77p–94.80p	1 December 2004	31 May 2008
1,340,316	The Morgan Sharesave Scheme 2004	110.20p–168.00p	1 October 2007	31 May 2009
184,491	The Morgan Sharesave Scheme 2004 – Germany	€1.6213	1 December 2007	31 May 2008
4,183,082	The Morgan Executive Share Option Scheme 2004	129.05p–171.90p	22 June 2007	13 May 2015
1,000,000	The Morgan Directors' Share Option Plan 2006	256.00p	20 December 2009	20 December 2016

The 5.5% Cumulative First Preference shares of £1 each and the 5.0% Cumulative Second Preference shares of £1 each confer on the holders thereof the right to receive a cumulative preferential dividend at the rate of 5.5% and 5.0% respectively, calculated up to 30 June and 31 December respectively in every year. The First and Second Cumulative Preference shares shall not entitle the holders thereof to attend or vote at any general meeting unless either:

(i) the meeting is convened to consider any resolutions for reducing the capital, or authorising any issue of debentures or debenture stock, or increasing the borrowing powers of the Board under the Articles of Association of the Company, or winding-up, or sanctioning a sale of the undertaking, or altering the Articles in any manner affecting their respective interests, or any other resolutions directly altering their respective rights and privileges; or

(ii) at the date of the notice convening the general meeting the Preference dividend is upwards of one month in arrears from the payment date of any half yearly instalment.

On a return of capital on a winding-up the assets of the Company available for distribution shall be applied:

First, in payment to the holders of the First Preference shares of the amounts paid up on such shares, together with interest at the rate of 5.5% per annum.

Second, in payment to the holders of the Second Preference shares of the amounts paid up on such shares, together with interest at the rate of 5.0% per annum.

Third, in repaying the capital paid up or credited as paid up on the Ordinary shares.

Fourth, any surplus shall be distributed rateably amongst the holders of the Ordinary shares in proportion to the nominal amount paid up on their respective holdings of shares in the Company.

19. Interest-bearing loans and borrowings

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see note 20.

	2006 £m	2005 £m
Non-current liabilities		
6.84% US Dollar Senior Notes 2013	**28.2**	36.4
6.23% US Dollar Senior Notes 2010	**12.6**	18.6
Bank and other loans	**50.7**	0.3
Finance lease liability	**1.7**	2.0
	93.2	57.3
Current liabilities		
6.84% US Dollar Senior Notes 2013	**4.7**	-
6.23% US Dollar Senior Notes 2010	**4.2**	4.7
8.76% US Dollar Senior Notes 2006	**-**	1.0
Bank and other loans	**4.3**	18.6
Finance lease liability	**0.6**	0.7
	13.8	25.0

Finance lease liabilities

Finance lease liabilities are payable as follows:

	Minimum lease payments 2006 £m	Interest 2006 £m	Principal 2006 £m	Minimum lease payments 2005 £m	Interest 2005 £m	Principal 2005 £m
Less than one year	**0.7**	**0.1**	**0.6**	0.8	0.1	0.7
Between one and five years	**1.8**	**0.2**	**1.6**	1.8	0.3	1.5
More than five years	**0.1**	**-**	**0.1**	0.6	0.1	0.5
	2.6	**0.3**	**2.3**	3.2	0.5	2.7

Bank and other loans include £2.1 million of loans secured on the assets of the Group.

Included within banks and other loans are short-term drawings of £50.0 million (2005: £nil). These were repayable between 22 January 2007 and 29 January 2007, but have been classified as long-term loans as they are drawn under the Bank Syndication which extends to February 2010.

As at 4 January 2007 the Group had available headroom under the Bank Syndication of £94.0 million (2005: £198.9 million).

The 6.84% US Dollar Senior Notes 2013 are repayable in seven yearly instalments from 6 March 2007 to 6 March 2013. The 6.23% US Dollar Senior Notes 2010 are repayable in four yearly instalments from 6 March 2007 to 6 March 2010. The 8.76% US Dollar Senior Notes 2006 were repaid on 1 December 2006.

20. Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Group's business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates and interest rates.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect of financial assets.

Transactions involving derivative financial instruments are with counterparties with whom the Group has a signed agreement as well as a sound credit rating.

The Group has sterling notional cash pooling agreements in place with Barclays and National Westminster banks. Under the notional cash pooling agreement the Group has the legal right to offset liabilities on undrawn bank accounts against surplus balances. As at 5 January 2007 the Group had no intention to settle these balances either simultaneously or on a net basis and hence the financial assets and liabilities within the notional cash pool are not presented on a net basis in the financial statements.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

20. Financial instruments (continued)

Interest rate risk

Hedging

The Group adopts a policy of ensuring that between 30% and 70% of its exposure to changes in interest rates on borrowings is on a fixed rate basis. Interest rate swaps, denominated in Euro and US dollars were entered into in 2004 to achieve the appropriate mix of fixed and floating rate exposure for 2005. All the interest rate swaps matured in December 2005. At 4 January 2007, the Group had interest rate swaps with a notional contract amount of £nil (4 January 2006: £nil).

Effective interest rates and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they mature or, if earlier, reprice. All the US Dollar Senior Notes bear interest at fixed rates.

2006	Effective interest rate	Total £m	Less than 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m
6.84% US Dollar Senior Notes 2013	**6.84%**	**(32.9)**	**(4.7)**	**(4.7)**	**(4.7)**	**(4.7)**	**(4.7)**	**(9.4)**
6.23% US Dollar Senior Notes 2010	**6.23%**	**(16.8)**	**(4.2)**	**(4.2)**	**(4.2)**	**(4.2)**	**-**	**-**
8.76% US Dollar Senior Notes 2006	**8.76%**	**-**		**-**	**-**	**-**	**-**	**-**
Bank syndication	**5.0%-6.0%**	**(50.0)**	**(50.0)**	**-**	**-**	**-**	**-**	**-**
Other loans	**4.0%-7.0%**	**(5.0)**	**(4.3)**	**(0.5)**	**(0.2)**	**-**	**-**	**-**
Bank overdrafts	**5.0%-7.0%**	**(24.5)**	**(24.5)**	**-**	**-**	**-**	**-**	**-**
Obligations under finance leases	**6.0%**	**(2.3)**	**(0.6)**	**(0.5)**	**(0.4)**	**(0.4)**	**(0.4)**	**-**
Cash and cash equivalents	**2.0%-5.0%**	**97.4**	**97.4**	**-**	**-**	**-**	**-**	**-**

2005	Effective interest rate	Total £m	Less than 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m
6.84% US Dollar Senior Notes 2013	6.84%	(36.4)	(5.2)	(5.2)	(5.2)	(5.2)	(5.2)	(10.4)
6.23% US Dollar Senior Notes 2010	6.23%	(23.3)	(4.7)	(4.7)	(4.7)	(4.6)	(4.6)	-
8.76% US Dollar Senior Notes 2006	8.76%	(1.0)	(1.0)	-	-	-	-	-
Bank syndication	-	-	-	-	-	-	-	-
Other loans	4.0%-6.0%	(18.9)	(18.6)	(0.3)	-	-	-	-
Bank overdrafts	5.0%-6.0%	(27.2)	(27.2)	-	-	-	-	-
Obligations under finance leases	6.0%	(2.7)	(0.7)	(0.5)	(0.4)	(0.3)	(0.7)	(0.1)
Cash and cash equivalents	2.0%-5.0%	160.0	160.0	-	-	-	-	-

Foreign currency risk

The Group is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than pound sterling. The currencies giving rise to this risk are primarily US dollars and the euro.

The Group aims to hedge all material trade receivables and trade payables denominated in a foreign currency. At any point in time the Group also hedges up to 75% of its estimated foreign currency exposure in respect of forecasted sales and purchases over the following 12 months. The Group uses forward exchange contracts to hedge its foreign currency risk. Most of the forward exchange contracts have maturities of less than one year after the balance sheet date.

In respect of other monetary assets and liabilities held in currencies other than pound sterling, the Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

Forecasted transactions

The Group classifies its forward exchange contracts hedging forecasted transactions as cash flow hedges and states them at fair value. The fair value of forward exchange contracts at 5 January 2005 was adjusted against the opening balance of the hedging reserve at that date. The net fair value of forward exchange contracts used as hedges of forecasted transactions at 4 January 2007 was £nil (2005: £0.1 million), comprising assets of £nil (2005: £0.1 million) and liabilities of £nil (2005: £nil) that were recognised in fair value derivatives.

Recognised assets and liabilities

Changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognised in the income statement. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognised in the income statement. The fair value of forward exchange contracts used as economic hedges of monetary assets and liabilities in foreign currencies at 4 January 2007 was £nil (2005: £nil) recognised in fair value derivatives.

20. Financial instruments (continued)

Hedge of net investment in foreign subsidiary

The Group designates the US dollar and euro drawdowns under the US$280 million Syndication as a hedge of the Group's investment in subsidiaries in the United States and in Europe. There were no US dollar and euro drawdowns during 2006. In 2005 a foreign exchange loss of £1.5 million was recognised in equity on translation of these loans.

Sensitivity analysis

As at 4 January 2007 the Group had drawn £50 million under the US$280 million Syndication. A 1% increase in interest rates would increase the finance charge by £0.5 million. The remaining debt is primarily at fixed rates of interest.

It is estimated that a general adverse movement of 1% in the value of sterling against other foreign currencies would have decreased the Group's underlying operating profit by £0.8 million.

Fair values

The fair values together with the carrying amounts shown in the balance sheet are as follows:

	Carrying amount 2006 £m	Fair value 2006 £m	Carrying amount 2005 £m	Fair value 2005 £m
6.84% US Dollar Senior Notes 2013	**(32.9)**	**(34.5)**	(36.4)	(38.1)
6.23% US Dollar Senior Notes 2010	**(16.8)**	**(17.2)**	(23.3)	(23.7)
8.76% US Dollar Senior Notes 2006	**-**	**-**	(1.0)	(1.0)
Bank and other loans	**(55.0)**	**(55.0)**	(18.9)	(18.9)
Bank overdrafts	**(24.5)**	**(24.5)**	(27.2)	(27.2)
Obligations under finance leases	**(2.3)**	**(2.3)**	(2.7)	(2.7)
Trade and other payables	**(220.2)**	**(220.2)**	(203.9)	(203.9)
Cash at bank and in hand	**97.4**	**97.4**	160.0	160.0
Other investments	**7.2**	**7.2**	6.1	6.1
Trade and other receivables	**136.0**	**136.0**	140.9	140.9

Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table.

Equity securities

Fair value is based on quoted market prices at the balance sheet date.

Derivatives

Forward exchange contracts are either marked to market using listed market prices or by discounting the contractual forward price and deducting the current spot rate. For interest rate swaps broker quotes are used. Those quotes are back tested using pricing models or discounted cash flow techniques.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date. Where other pricing models are used, inputs are based on market related data at the balance sheet date.

Interest-bearing loans and borrowings

Fair value is calculated based on discounted expected future principal and interest cash flows.

Finance lease liabilities

The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair values reflect changes in interest rates.

Trade and other receivables/payables

For receivables/payables with a remaining life of less than one year, the notional amount is deemed to reflect the fair value. All other receivables/payables are discounted to determine the fair value.

Interest rates used for determining fair value

The interest rates used to determine the fair value of loans and borrowings and finance leases are as follows:

	2006	2005
Derivatives	**-**	-
Loans and borrowings	**5.0%–6.0%**	5.0%–6.0%
Finance leases	**6.0%**	6.0%

21. Employee benefits

Morgan Crucible operates a number of defined benefit arrangements as well as defined contribution plans. The defined benefit plans are primarily in the UK, US and Europe and predominately provide pensions based on service and career average pay. In addition post-retirement medical plans are operated in the US.

All figures are quoted at year end exchange rates.

Pension plans and employee benefits	2006 UK £m	2006 USA £m	2006 Europe £m	2006 Rest of World £m	2006 Total £m
Present value of unfunded defined benefit obligations	-	(7.9)	(19.8)	(0.3)	(28.0)
Present value of funded defined benefit obligations	(323.4)	(84.9)	(0.9)	(8.9)	(418.1)
Fair value of plan assets	326.5	69.1	0.5	7.3	403.4
Net surplus/(obligations)	**3.1**	**(23.7)**	**(20.2)**	**(1.9)**	**(42.7)**
Movements in present value of defined benefit obligation					
At 5 January 2006	(334.6)	(103.4)	(20.8)	(7.5)	(466.3)
Current service cost	(3.8)	(1.9)	(1.3)	(0.9)	(7.9)
Interest cost	(16.0)	(5.2)	(0.7)	(0.2)	(22.1)
Actuarial gains/(losses)	7.0	2.9	(0.3)	(1.6)	8.0
Benefits paid	15.1	5.0	1.1	0.8	22.0
Contributions by members	(1.7)	-	-	-	(1.7)
Past service costs	(0.4)	-	(0.1)	-	(0.5)
Curtailments and settlements	11.0	-	0.9	-	11.9
Exchange adjustments	-	9.8	0.5	0.2	10.5
At 4 January 2007	**(323.4)**	**(92.8)**	**(20.7)**	**(9.2)**	**(446.1)**
Movements in fair value of plan assets					
At 5 January 2006	268.4	67.8	0.5	5.4	342.1
Expected return on plan assets	18.7	4.4	-	0.2	23.3
Actuarial gains/(losses)	5.1	0.5	-	1.6	7.2
Contributions by employer	47.7	7.8	2.0	0.9	58.4
Contributions by members	1.7	-	-	-	1.7
Benefits paid	(15.1)	(5.0)	(1.1)	(0.8)	(22.0)
Curtailments and settlements	-	-	(0.9)	-	(0.9)
Exchange adjustments	-	(6.4)	-	-	(6.4)
At 4 January 2007	**326.5**	**69.1**	**0.5**	**7.3**	**403.4**
Actual return on assets	23.8	4.9	-	1.8	30.5

Pension plans and employee benefits	2006 UK £m	2006 USA £m	2006 Europe £m	2006 Rest of World £m	2006 Total £m
Expense recognised in the consolidated income statement					
Current service cost	(4.2)	(1.9)	(1.4)	(0.9)	(8.4)
Interest on defined benefit pension plan obligation	(16.0)	(5.2)	(0.7)	(0.2)	(22.1)
Expected return on defined benefit pension plan assets	18.7	4.4	-	0.2	23.3
Gain on curtailment of United Kingdom employee benefit schemes	11.0	-	-	-	11.0
Total expense	**9.5**	**(2.7)**	**(2.1)**	**(0.9)**	**3.8**

The expense is recognised in the following line items in the consolidated income statement:

	2006 £m	2005 £m
Operating costs	**(8.4)**	(11.7)
Finance income	**23.3**	21.0
Finance expense	**(22.1)**	(24.5)
Gain on curtailment of United Kingdom employee benefit schemes	**11.0**	-
	3.8	(15.2)

The curtailment gain has arisen from changes made to the UK pension schemes from 6 April 2006. These include the conversion of both UK Schemes from final salary to career average schemes, future increases for pensions from past service being linked to general inflation rather than salary inflation and, in addition, normal retirement being increased from 60/62 to 65 in the senior scheme. This curtailment gain is disclosed as a special item on the face of the income statement.

The Group has adopted the policy of recognising actuarial gains and losses immediately on the balance sheet through the statement of recognised income and expense. Cumulative actuarial losses recorded in the statement of recognised income and expense since 5 January 2004, the date of transition to adopted IFRSs, are £40.0 million.

21. Employee benefits (continued)

The fair value of the plan assets were as follows:

	2006 UK £m	2006 USA £m	2006 Europe £m	2006 Rest of World £m	2006 Total £m
Equities	**107.2**	**48.3**	**-**	**-**	**155.5**
Bonds	**157.3**	**20.6**	**-**	**-**	**177.9**
Other	**62.0**	**0.2**	**0.5**	**7.3**	**70.0**
Total	**326.5**	**69.1**	**0.5**	**7.3**	**403.4**

Principal actuarial assumptions were:

	%	%	%
Discount rate	5.25	6.00	4.50
Expected rate of return on plan assets			
– Equities	7.75	8.25	n/a
– Bonds	4.75	5.50	n/a
Salary increase	n/a	3.00	2.75
Inflation	3.00	2.50	2.25
Pensions increase	3.15/3.00	n/a	2.25
Mortality – post-retirement	PA92 YOB 1958/1938 (The Morgan Pension Scheme) PA92 YOB 1956/1936 (The Morgan Senior Staff Pension and Life Assurance Scheme)	'83 GAM	Heubeck2005G

Expected rates of return on plan assets are determined by reference to relevant indices. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan's investment portfolio.

	2006 £m	2005 £m	2004 £m
Balance sheet			
Present value of defined benefit obligation	**(446.1)**	(466.3)	(480.7)
Fair value of plan assets	**403.4**	342.1	297.7
(Deficit)	**(42.7)**	(124.2)	(183.0)

Defined contribution plans

The Group operates a number of defined contribution pension plans. The total expense relating to these plans in the current year was £2.2 million (2005: £2.0 million).

Pension plans and employee benefits	2005 UK £m	2005 USA £m	2005 Europe £m	2005 Rest of World £m	2005 Total £m
Present value of unfunded defined benefit obligations	–	(0.9)	(19.8)	(1.0)	(21.7)
Present value of funded defined benefit obligations	(334.6)	(102.5)	(1.0)	(6.5)	(444.6)
Fair value of plan assets	268.4	67.8	0.5	5.4	342.1
Net (obligations)	(66.2)	(35.6)	(20.3)	(2.1)	(124.2)
Movements in present value of defined benefit obligation					
At 5 January 2005	(289.9)	(90.0)	(93.7)	(7.1)	(480.7)
Current service cost	(4.9)	(1.9)	(3.9)	(1.0)	(11.7)
Interest cost	(15.8)	(5.7)	(3.0)	–	(24.5)
Actuarial (losses)	(34.9)	(4.8)	(2.4)	(0.1)	(42.2)
Benefits paid	12.3	5.3	4.8	0.6	23.0
Contributions by members	(1.4)	–	–	–	(1.4)
Curtailments and settlements	–	–	75.0	–	75.0
Exchange adjustments	–	(6.3)	2.4	0.1	(3.8)
At 4 January 2006	(334.6)	(103.4)	(20.8)	(7.5)	(466.3)
Movements in fair value of plan assets					
At 5 January 2005	229.5	62.3	0.5	5.4	297.7
Expected return on plan assets	16.0	5.0	–	–	21.0
Actuarial gains/(losses)	27.9	(1.9)	–	–	26.0
Contributions by employer	5.9	3.5	4.8	0.6	14.8
Contributions by members	1.4	–	–	–	1.4
Benefits paid	(12.3)	(5.3)	(4.8)	(0.6)	(23.0)
Exchange adjustments	–	4.2	–	–	4.2
At 4 January 2006	268.4	67.8	0.5	5.4	342.1
Actual return on assets	43.9	3.1	–	–	47.0

21. Employee benefits (continued)

Pension plans and employee benefits	2005 UK £m	2005 USA £m	2005 Europe £m	2005 Rest of World £m	2005 Total £m
Expense recognised in the consolidated income statement					
Current service cost	(4.9)	(1.9)	(3.9)	(1.0)	(11.7)
Interest on defined benefit pension plan obligation	(15.8)	(5.7)	(3.0)	-	(24.5)
Expected return on defined benefit pension plan assets	16.0	5.0	-	-	21.0
Total expense	(4.7)	(2.6)	(6.9)	(1.0)	(15.2)

The fair value of the plan assets were as follows:

	2005 UK £m	2005 USA £m	2005 Europe £m	2005 Rest of World £m	2005 Total £m
Equities	178.5	47.0	-	-	225.5
Bonds	49.9	20.8	-	-	70.7
Other	40.0	-	0.5	5.4	45.9
Total	268.4	67.8	0.5	5.4	342.1

Principal actuarial assumptions were:	%	%	%
Discount rate	5.00	5.75	4.00
Expected rate of return on plan assets - Equities	7.50	8.00	-
- Bonds	4.50	5.25	-
Salary increase	4.75/3.75	3.00	2.50
Inflation	2.75	2.50	2.00
Pensions increase	3.15/2.75	n/a	2.00
Mortality - pre-retirement	23.1/22.7	83GAM	Heubeck 2005 G
- post-retirement	24.9/24.6	83GAM	Heubeck 2005 G

The actual liability in respect of global employee benefits will not be known until the last payments have been made. In placing a current estimate on the Company's past service benefit obligations, a number of assumptions about the future are required. For defined benefit schemes, the Directors make annual estimates and assumptions in respect of discount rates, future changes in salaries, employee turnover, inflation rates and life expectancy. In making these estimates and assumptions, the Directors consider advice provided by external advisers, such as actuaries.

Share-based payments

During 2004, the Group established a new Long Term Incentive Plan and a new Executive Share Option Scheme. Grants were also made out of the existing Morgan Executive Share Option Scheme 1995. During 2004, the Company also renewed its all Employee Share Save Scheme and took the opportunity to extend a similar scheme to employees in Germany. In 2006, the Group established a new Directors' Share Option Plan.

During 2005 and 2006, the Group made additional awards out of the 2004 Long Term Incentive Plan, the 2004 Executive Share Option Scheme and the Directors' Share Option Plan 2006. Also in 2005, the Company renewed its UK all Employee Share Save Scheme.

Additionally, equity settled share option grants and awards made under a previous Long Term Incentive Plan made prior to 7 November 2002 are outstanding. In accordance with the transitional provisions under IFRS 1, the recognition and measurement principles in IFRS 2 have not been applied to these grants.

21. Employee benefits (continued)

The terms and conditions of all awards and grants made since 7 November 2002 are as follows; all awards and option exercises are settled by physical delivery of shares:

Grant date/Employees entitled	Number of instruments	Vesting conditions	Contractual life of option
Options granted to senior employees in 2006 under the Directors' Share Option Plan 2006	1,000,000	Three years of service plus satisfaction of performance criteria	10 years
Options granted to senior employees in 2006 under the Executive Share Option Scheme 2004	398,500	Three years of service plus satisfaction of performance criteria	10 years
Awards granted to senior employees in 2006 under the Long Term Incentive Plan 2004	477,500	Three years of service plus satisfaction of performance criteria	3 years
Options granted to UK employees in 2005 under Employee Share Save Scheme 2005	976,614	Three years of service	3 years
Awards granted to senior employees in 2005 under the Long Term Incentive Plan 2004	3,804,820	Three years of service plus satisfaction of performance criteria	3 years
Awards granted to senior employees in 2004 under the Long Term Incentive Plan 2004	5,084,031	Three years of service plus satisfaction of performance criteria	3 years
Options granted to senior employees in 2005 under the Executive Share Option Scheme 2004	2,097,000	Three years of service plus satisfaction of performance criteria	10 years
Options granted to senior employees in 2004 under the Executive Share Option Scheme 2004	3,157,500	Three years of service plus satisfaction of performance criteria	10 years
Options granted to UK employees in 2004 under UK Employee Share Save Scheme 2004	521,884	Three years of service	3 years
Options granted to German employees in 2004 under German Employee Share Save Scheme 2004	516,844	Three years of service	3 years
Options granted to UK employees in 2003 under UK Employee Share Save Scheme 2003	779,421	Three years of service	3 years
Options granted to senior employees in 2004 under Executive Share Option Scheme 1995	263,000	Three years of service plus satisfaction of performance criteria	10 years
Options granted to senior employees in 2002 under Executive Share Option Scheme 1995	1,780,000	Three years of service plus satisfaction of performance criteria	10 years

Performance criteria for Long Term Incentive Plan 2004 and Executive Share Option Scheme 2004

The extent to which awards will vest will depend on the Company's Total Shareholder Return (TSR) ranking against the TSR of the other companies in the FTSE 350 measured over the performance period.

If the Company's TSR places it at the median, then 30% of the awards will vest on the third anniversary of the date of grant.

If the Company's TSR places it at the upper quartile, then 100% of the option will vest on the third anniversary of the date of grant. Between the median and upper quartile, the option will vest on a straight-line basis. Below the median, none of the shares will vest.

In addition, an improvement must be shown in the Company's underlying financial performance.

Performance criteria for Executive Share Option Scheme 1995

The diluted earnings per share for the Company must grow by at least 2% per annum in excess of retail price inflation over the period of date of grant to date of vesting.

The fair values of services received are in return for awards made and share options granted. The estimate of the fair value of the services received is measured based on an appropriate model as shown in accounting policy note m. In the case of the Binomial Lattice model and Monte Carlo model the contractual life of the options and awards are used as an input. Expectations of early exercise are incorporated into both of these models.

21. Employee benefits (continued)

Directors' Share Option Plan 2006

	2006 awards	2005 awards	2004 awards	2003 awards	Post 7 November 2002 awards
Fair value at measurement date	**73.99p**	No awards	No awards	No awards	No awards
Share price	**256.00p**				
Exercise price	**256.00p**				
Expected volatility (expressed as weighted average volatility used in the model)	**40%**				
Option life (expressed as weighted average life used in the modelling)	**10 years**				
Expected dividends	**2%**				
Risk-free interest rate	**5.1%**				

Long Term Incentive Plan 2004

	2006 awards	2005 awards	2004 awards	2003 awards	Post 7 November 2002 awards
Fair value at measurement date	**146.51p–161.65p**	104.57p	72.87p–89.75p	No awards	No awards
Share price	**242.25p–256.00p**	176.5p	123.37p–152.00p		
Exercise price	**N/A**	N/A	N/A		
Expected volatility (expressed as weighted average volatility used in the model)	**40%**	40%	40%		
Option life (expressed as weighted average life used in the modelling)	**3 years**	3 years	3 years		
Expected dividends	**2%**	2%	2%		
Risk-free interest rate	**4.7%–5.1%**	4.3%	4.6%–5%		

Executive Share Option Scheme 2004

	2006 awards	2005 awards	2004 awards	2003 awards	Post 7 November 2002 awards
Fair value at measurement date	**73.99p–78.10p**	54.80p	43.80p–48.15p	No awards	No awards
Share price	**242.25p–259.00p**	176.5p	136.00p–152.00p		
Exercise price	**242.95p–256.00p**	171.90p	129.05p–145.28p		
Expected volatility (expressed as weighted average volatility used in the model)	**40%**	40%	40%		
Option life (expressed as weighted average life used in the modelling)	**10 years**	10 years	10 years		
Expected dividends	**2%**	2%	2%		
Risk-free interest rate	**4.7%–5.0%**	4.3%	4.7%–5.2%		

Employee Share Save Schemes UK

	2006 awards	2005 awards	2004 awards	2003 awards	Post 7 November 2002 awards
Fair value at measurement date	**No awards**	83.99p	53.78p	56.32p	No awards
Share price		221.50p	142.50p	139.00p	
Exercise price		168.00p	110.20p	94.80p	
Expected volatility (expressed as weighted average volatility used in the model)		40%	40%	40%	
Option life (expressed as weighted average life used in the modelling)		3 years	3 years	3 years	
Expected dividends		2%	2%	2%	
Risk-free interest rate		4.2%	4.7%	4.6%	

21. Employee benefits (continued)

Employee Share-Save Schemes Germany

	2006 awards	2005 awards	2004 awards	2003 awards	Post 7 November 2002 awards
Fair value at measurement date	**No awards**	No awards	60.95p	No awards	No awards
Share price			152.00p		
Exercise price			110.20p		
Expected volatility (expressed as weighted average volatility used in the model)			40%		
Option life (expressed as weighted average life used in the modelling)			3 years		
Expected dividends			2%		
Risk-free interest rate			4.6%		

Employee Share Option Scheme 1995

	2006 awards	2005 awards	2004 awards	2003 awards	Post 7 November 2002 awards
Fair value at measurement date	**No awards**	No awards	51.43p	No awards	22.04p–23.41p
Share price			132.21p		57.00p–58.00p
Exercise price			126.40p		49.42p–56.54p
Expected volatility (expressed as weighted average volatility used in the model)			40%		40%
Option life (expressed as weighted average life used in the modelling)			10 years		10 years
Expected dividends			2%		2%
Risk-free interest rate			4.6%		4.3%

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options) adjusted for any expected changes to future volatility due to publicly available information.

The number and weighted average exercise prices of share options are as follows:

	Weighted average exercise price 4 January 2007	Number of options 4 January 2007	Weighted average exercise price 4 January 2006	Number of options 4 January 2006
Outstanding at the beginning of the period	**72.24p**	**17,178,934**	71.05p	16,453,717
Granted during the period	**189.41p**	**1,876,000**	76.97p	6,963,434
Forfeited during the period	**153.86p**	**(1,056,011)**	83.23p	(3,106,284)
Exercised during the period	**69.45p**	**(2,772,123)**	59.20p	(2,989,958)
Lapsed during the period	**58.77p**	**(19,540)**	201.16p	(141,975)
Outstanding at the end of the period	**81.55p**	**15,207,260**	72.24p	17,178,934
Exercisable at the end of the period	**94.8p**	**26,597**	56.56p	1,994,367

The weighted average share price at the date of share options exercised during the period was 257.76 pence (2005: 232.49 pence).

The options outstanding at the year end have an exercise price in the range 49.42 pence to 453.77 pence and a weighted average contractual life of 2.7 years.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimates of the fair value of the services received is measured based on either a Monte Carlo model, a Binomial Lattice option pricing model or a Black-Scholes Merton model. The choice of model takes into account the terms and conditions upon which the options were granted.

22. Provisions

	Closure and restructuring provisions £m	Other provisions £m	Environmental provisions £m	Total £m
Balance at 5 January 2006	**16.2**	**14.3**	**2.2**	**32.7**
Provisions made during the year	**9.1**	**3.1**	**1.5**	**13.7**
Provisions used during the year	**(13.6)**	**(7.9)**	**(0.7)**	**(22.2)**
Provisions reversed during the year	**(0.3)**	**(0.7)**	**-**	**(1.0)**
Effect of movements in foreign exchange	**(0.3)**	**(0.3)**	**(0.1)**	**(0.7)**
Balance at 4 January 2007	**11.1**	**8.5**	**2.9**	**22.5**
Current	**7.0**	**7.2**	**1.6**	**15.8**
Non current	**4.1**	**1.3**	**1.3**	**6.7**
	11.1	**8.5**	**2.9**	**22.5**

Closure and restructuring provisions are based on the Group's "Profit Improvement Programme" and represent committed expenditure at the balance sheet date. The Group expects to incur the majority of the liability in 2007.

Other provisions include the settlement of the US class actions, together with the associated legal costs, and the possible future legal defence costs of the Group's former Chief Executive, Ian Norris, against extradition to stand trial in the United States.

Environmental provisions are for known environmental issues which the Group will rectify over the next few years. In a number of jurisdictions companies have a constructive obligation to remedy any known environmental problems.

23. Trade and other payables

	2006 £m	2005 £m
Non-current		
Non-trade payables	**3.6**	–
Current		
Trade payables	**72.1**	64.3
Non-trade payables and accrued expenses	**138.2**	131.5
	210.3	195.8

24. Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	2006 £m	2005 £m
Less than one year	**5.4**	5.9
Between one and five years	**18.3**	17.4
More than five years	**24.8**	29.4
	48.5	52.7

25. Capital commitments

Commitments for property, plant and equipment and computer software expenditure for which no provision has been made in these accounts amounts to £0.5 million (2005: £1.5 million) for the Group.

26. Contingencies

There are contingent liabilities on bills discounted by the Group amounting to £0.3 million (2005: £0.4 million).

The Group has been subject to legal claims in the US and Canada. Settlements for the majority of these have been agreed and provided for at the amount of £1.6 million (2005: £8.4 million). The Board, having taken legal advice, are of the opinion that the remainder of these actions will not have a material impact on the Group's financial position.

In an international Group a variety of claims arise from time to time. Provision has been made in these accounts against those claims which the Directors consider meet the requirements of IAS 37 *Provisions, Contingent Liabilities and Contingent Assets* and are likely to result in significant liabilities.

27. Related parties

Identification of related parties

The Group has related party relationships with its subsidiaries (a list of Principal subsidiary undertakings is shown in note 45) and with its Directors and executive officers.

Transactions with key management personnel

The Company has written service contracts or letters of appointment with each of its Directors, under which the Directors receive a salary or a fee and other emoluments.

The key management of the Group and parent Company consists of the Board of Directors and members of the Chief Executive Officer's Committee.

Their compensation charged in the year was:

	2006 £m	2005 £m
Short-term employee benefits	**6.2**	7.8
Pension and other post-employment costs	**0.8**	0.7
Share-based payments	**1.4**	1.4
Termination payments	**0.8**	–
Non-executive Directors' fees and benefits	**0.2**	0.3
Total compensation of key management personnel	**9.4**	10.2

Information on executive Directors' remuneration is given in the Remuneration report on pages 45 to 50.

Transactions in connection with former Directors

During the year the Group made payments on behalf of its former Chief Executive Ian Norris of £1.1 million (2005: £1.3 million) to cover the costs of his legal defence against extradition to stand trial in the United States.

28. Accounting estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates. The following accounting estimates are subject to significant uncertainty:

Provisions

Note 22 contains information about provisions. Provisions for environmental issues and settlement of litigation are judgemental by their nature. Amounts provided are the Group's best estimate of exposure based on currently available information.

Impairment of goodwill

Note 12 contains information about the assumptions relating to goodwill impairment tests.

Foreign currency exposure

Note 20 contains information about the foreign currency exposure of the Group and risks in relation to foreign exchange movements.

Pension assumptions

The principal actuarial assumptions applied to pensions are shown in note 21. The actuarial evaluation of pension assets and liabilities is based on assumptions in respect of inflation, future salary increases, discount rates, returns on investments and mortality rates. Relatively small changes in the assumptions underlying the actuarial valuations of pension schemes can have a significant impact on the net pension liability included in the balance sheet.

29. Subsequent events

Dividends

After the balance sheet date the Directors proposed a final dividend of 3.0 pence per ordinary share. The final dividend of £8.8 million has not been provided for and there are no income tax consequences.

Company balance sheet

as at 4 January 2007

	Note	2006 £m	2005 £m
Fixed assets			
Tangible assets	33	**1.5**	1.3
Investment in subsidiary undertakings	34	**716.7**	835.9
Other investments	35	**0.4**	0.4
		718.6	837.6
Current assets			
Debtors – due within one year	36	**53.4**	46.1
– due after one year	36	**–**	–
Total debtors		**53.4**	46.1
Cash at bank and in hand		**32.5**	93.4
		85.9	139.5
Creditors – amounts falling due within one year	37	**33.8**	41.2
Net current assets		**52.1**	98.3
Total assets less current liabilities		**770.7**	935.9
Creditors – amounts falling due after more than one year			
Amounts payable to subsidiary undertakings		**336.8**	474.0
Borrowings	38	**50.0**	–
		386.8	474.0
Provisions for liabilities and charges	39	**10.4**	12.7
		397.2	486.7
Net assets		**373.5**	449.2
Capital and reserves			
Equity shareholders' funds			
Called up share capital	18	**73.3**	73.2
Share premium account	40	**85.2**	85.0
Merger reserve	40	**91.6**	91.6
Capital redemption reserve	40	**29.9**	28.0
Share-based payment reserve	40	**7.6**	4.4
Profit and loss account	40	**85.5**	164.7
		373.1	446.9
Non-equity shareholders' funds			
Called up share capital		**0.4**	2.3
Shareholders' funds		**373.5**	449.2

The accounts on pages 53 to 94 were approved by the Board of Directors on 20 February 2007 and were signed on its behalf by:

Mark Robertshaw Chief Executive Officer

Kevin Dangerfield Chief Financial Officer

Notes to the financial statements

30. Accounting policies

The accounting policies are set out below together with an indication of the effects of their adoption. FRS 28 *Corresponding Amounts* has had no material effect as it imposes the same requirements for comparatives as hitherto required by the Companies Act 1985.

The corresponding amounts in these financial statements are, other than those covered by the exception permitted by FRS 25 *Financial Instruments: Disclosure and Presentation*, restated in accordance with the new policies. FRS 25 permits the corresponding amounts not to be restated and the Company has adopted this approach. The financial instruments policy set out below provides further details of the current year and comparative year basis.

Basis of preparation

The financial statements have been prepared in accordance with applicable accounting standards, and under the historical costs accounting rules.

Under Section 230(4) of the Companies Act 1985 the Company is exempt from the requirement to present its own profit and loss account.

Under FRS 1 *Cash Flow Statements* the Company is exempt from the requirement to prepare a cash flow statement on the grounds that the cash flows of the Company are included within the published consolidated financial statement.

Fixed assets and depreciation

Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:

Buildings	- 50 years
Motor vehicles	- 3 years
Fixtures	- 10–20 years
Computer software	- 3–5 years

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the contracted rate or the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Leases

Rentals payable under operating leases are charged in the profit and loss account on a straight-line basis over the lease term.

Post retirement benefits

The Company participates in a Group wide pension scheme providing benefits based on career average pensionable pay. The assets of the scheme are held separately from those of the Company. The Company is unable to identify its share of the underlying assets and liabilities of the scheme on a consistent and reasonable basis and therefore, as required by FRS 17 *Retirement Benefits*, accounts for the scheme as if it were a defined contribution scheme. As a result, the amount charged to the profit and loss account represents the contributions payable to the scheme in respect of the accounting period. Refer to note 42 for the additional disclosures required by FRS 17.

Taxation

The charge for taxation is based on the result for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19 *Deferred Tax*.

Classification of financial instruments issued by the Company

Following the adoption of FRS 25, financial instruments issued by the Company are treated as equity (i.e. forming part of shareholders' funds) only to the extent that they meet the following two conditions:

a) They include no contractual obligations upon the Company to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavourable to the Company; and

b) where the instrument will or may be settled in the Company's own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the Company's own equity instruments or is a derivative that will be settled by the Company exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.

To the extent that this definition is not met, the proceeds of issue are classified as a financial liability. Where the instrument so classified takes the legal form of the Company's own shares, the amounts presented in these financial statements for called up share capital and share premium account exclude amounts in relation to those shares.

30. Accounting policies (continued)

Classification of financial instruments issued by the Company (continued)

Finance payments associated with financial liabilities are dealt with as part of interest payable and similar charges. Finance payments associated with financial instruments that are classified as part of shareholders' funds (see dividends policy), are dealt with as appropriations in the reconciliation of movements in shareholders' funds.

Hedging instruments and hedged items are accounted for separately in the balance sheet. Gains and losses on both are included in profit for the year when they arise (fair value hedges) or when the hedged transaction occurs having first recorded those on the hedging instrument in equity (cash flow hedges, to the extent effective).

Certain financial assets and liabilities have been designated as fair value through profit or loss and are recognised in the balance sheet at fair value. Changes in the fair value of such instruments during the year were recognised immediately in the income statement.

Own shares held by ESOP trust

Transactions of the Group-sponsored ESOP trust are included in the Group financial statements. In particular, the trust's purchase of shares in the Company are debited directly to equity.

Share-based payments

The share option programme allows employees to acquire shares of the Company. The fair value of options granted after 7 November 2002 and those not yet vested as at 5 January 2005 is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employee becomes unconditionally entitled to the options. The fair value of the options granted is measured using an option pricing model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

Dividends on shares presented within shareholders' funds

Dividends unpaid at the balance sheet date are only recognised as a liability at that date to the extent that they are appropriately authorised and are no longer at the discretion of the Company. Unpaid dividends that do not meet these criteria are disclosed in the notes to the financial statements.

Financial guarantee contracts

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

31. Staff numbers and costs

The average number of persons employed by the Company (including Directors) during the year, analysed by category, was as follows:

	Number of employees	
	2006	2005
Directors and head office staff	**25**	29
Global business units' staff	**13**	13
	38	42

The aggregate payroll costs of these persons were as follows:

	2006 £m	2005 £m
Wages and salaries	**7.0**	7.3
Share-based payments (see note 21)	**3.2**	2.5
Social security costs	**0.6**	2.0
Other pension costs	**1.2**	2.1
Total overhead employee cost	**12.0**	13.9

32. Dividends

Dividends payable for the First and Second Preference shares were £22,490 (2005: £33,753) of which £22,490 (2005: £22,490) was outstanding at the balance sheet date.

For proposed ordinary dividends see the consolidated income statement on page 53.

33. Tangible assets

	Plant, equipment and fixtures £m
Cost	
At 5 January 2006	**1.8**
Additions	**0.6**
At 4 January 2007	**2.4**
Aggregate depreciation	
At 5 January 2006	**0.5**
Amount provided for in the year	**0.4**
At 4 January 2007	**0.9**
Net book amounts at 4 January 2007	**1.5**
Net book amounts at 4 January 2006	**1.3**

34. Investment in subsidiary undertakings

	Shares £m	Loans £m	Total £m
Cost			
At 5 January 2006	**583.7**	**362.7**	**946.4**
Additions	**0.4**	**32.6**	**33.0**
Less: disposals/loan repayments	**(1.1)**	**(150.3)**	**(151.4)**
At 4 January 2007	**583.0**	**245.0**	**828.0**
Amounts provided			
At 5 January 2006	**106.8**	**3.7**	**110.5**
Provided in the year	**0.8**	**-**	**0.8**
At 4 January 2007	**107.6**	**3.7**	**111.3**
Net book amounts at 4 January 2007	**475.4**	**241.3**	**716.7**
Net book amounts at 4 January 2006	**476.9**	**359.0**	**835.9**

A list of principal subsidiary undertakings is shown in note 45.

35. Other investments

	Capitalised acquisition costs £m
At 5 January 2006	**0.4**
Additions	**-**
Transferred to investment in subsidiary undertakings	**-**
At 4 January 2007	**0.4**

36. Debtors

	2006 £m	2005 £m
Due within one year:		
Trade debtors	**0.7**	0.2
Other debtors	**0.5**	4.3
Derivative financial assets	**-**	0.1
Taxation	**0.7**	-
Prepayments and accrued income	**0.8**	1.2
Amounts receivable from subsidiary undertakings	**50.7**	40.3
	53.4	46.1

37. Creditors - amounts falling due within one year

	2006 £m	2005 £m
Due within one year:		
Bank overdrafts	**8.2**	18.3
Trade creditors	**4.7**	6.0
Amounts payable to subsidiary undertakings	**2.6**	3.7
Other creditors, including social security	**3.0**	0.3
Accruals and deferred income	**10.9**	12.9
Interim dividends	**4.4**	-
	33.8	41.2

38. Borrowings

	2006 £m	2005 £m
Bank and other loans	**50.0**	-
Bank overdrafts	**8.2**	18.3
	58.2	18.3
Less: amount repayable within one year included within current liabilities	**(8.2)**	(18.3)
Total repayable after more than one year	**50.0**	-

39. Provisions for liabilities and charges

	Closure and restructuring provisions £m	Other provisions £m	Environmental provisions £m	Deferred taxation £m	Total £m
At 5 January 2006	**4.3**	**3.2**	**1.0**	**4.2**	**12.7**
Provided in the year	**-**	**2.5**	**1.0**	**-**	**3.5**
Utilised in the year	**(0.7)**	**(0.9)**	**-**	**(4.2)**	**(5.8)**
At 4 January 2007	**3.6**	**4.8**	**2.0**	**-**	**10.4**

Closure and restructuring provisions relate mainly to an onerous lease provision for Morgan House, the Company's previous registered address.

Environmental provisions are for known environmental issues which the Company will rectify over the next few years. The Company has a constructive obligation to remedy any known environmental problems.

The deferred taxation provision is analysed as follows:

	2006 £m	2005 £m
United Kingdom:		
Accelerated capital allowances	**3.9**	4.3
Other timing differences	**(3.9)**	(0.1)
	-	4.2

40. Share premium and reserves

	Share premium £m	Merger reserve £m	Capital redemption reserve £m	Share-based payment reserve £m	Profit and loss account £m
At 5 January 2006	**85.0**	**91.6**	**28.0**	**4.4**	**164.7**
Cancellation of deferred shares	**-**	**-**	**1.9**	**-**	**-**
Charges in relation to share based payments for the year	**-**	**-**	**-**	**3.2**	**-**
Premium on share issues, less expenses	**0.2**	**-**	**-**	**-**	**-**
Purchase of shares for LTIP	**-**	**-**	**-**	**-**	**(18.9)**
Morgan share buy back	**-**	**-**	**-**	**-**	**(1.7)**
Retained (loss) for the year	**-**	**-**	**-**	**-**	**(58.6)**
	85.2	**91.6**	**29.9**	**7.6**	**85.5**

During the year shares with a nominal value of £2.0 million were purchased to satisfy awards granted under the Long Term Incentive Plans. These have been recognised as a deduction from shareholders' funds. The shares are held in a trust administered by Bermuda Trust (Jersey) Limited and are distributed by them in a discretionary settlement governed by the rules of the 2004 and 2005 LTIP and the Trust deed dated 1 March 1996.

The total number of own shares held by the Trust at 4 January 2007 is 10,182,157 (2005: 4,720,080) and at that date had a market value of £26,906,350 (2005: £11,802,799).

40. Share premium and reserves (continued)

A Special Resolution to cancel the Share Premium Account was passed at the Annual General Meeting of the Company held on 11 June 1993. This cancellation was confirmed by an Order of the High Court of Justice, Chancery Division, on 14 July 1993. The amount of £88.9 million standing to the credit of the Share Premium Account on 14 July 1993 was transferred to the Special reserve against which goodwill on consolidation can be written-off. This reserve, together with the amounts standing to the credit of the Share Premium Account on 12 October 1990 of £71.5 million, on 19 June 1987 of £38.9 million and on 27 July 1989 of £12.3 million which were transferred following previous Orders of the High Court, becomes distributable to the extent of subsequent increases in issued share capital and Share Premium Account.

The amount of reserves of The Morgan Crucible Company plc that may not be distributed under Section 264(3) of the Companies Act 1985 is £208.4 million (2005: £206.5 million).

41. Leasing commitments

Operating leasing commitments during the next year, for which no provision has been made in these accounts, are:

	Land and buildings 2006 £m	Land and buildings 2005 £m
Less than one year	**-**	0.1
Between one and five years	**0.2**	0.2
More than five years	**0.8**	0.8
	1.0	1.1

42. Pension costs

The Morgan Pension Scheme and The Morgan Senior Staff Pension and Life Assurance Scheme

The Company participates in two defined benefit schemes in the UK. The assets of these schemes are held in separate trustee administered funds, The Morgan Pension Scheme ("MPS") and The Morgan Group Senior Staff Pension and Life Assurance Scheme ("SSS"). Given that the Company is unable to identify its share of the scheme assets and liabilities on a consistent and reasonable basis, as permitted by FRS 17 *Retirement Benefits*, the schemes have been accounted for in these financial statements as if they were defined contribution schemes.

The latest actuarial valuations of the "MPS" and the "SSS" were carried out as at 6 April 2004 and 1 April 2004 respectively, and updated for FRS 17 purposes to 31 December 2006 by a qualified independent actuary. The results for these schemes in respect of the Group are shown below:

Assumptions:	2006 %	2005 %
RPI inflation	**3.00**	2.75
Discount rate	**5.25**	5.00
Pension increases in payment	**3.15/3.00**	3.15/2.75
General salary increases	**n/a**	4.75/3.75

The assets in the scheme and the expected rates of return were:

Asset distribution and balance sheet reconciliation:	2006 Expected return %	2006 £m	2005 Expected return %	2005 £m
Equities	**7.8**	**107.8**	7.5	179.3
Bonds	**5.3**	**30.2**	5.0	29.8
Gilts	**4.3**	**127.9**	4.0	20.3
Property	**6.3**	**33.7**	5.8	31.5
Other	**4.3**	**29.9**	4.2	10.1
Total market value of assets		**329.5**		271.0
Present value of liability		**(323.4)**		(334.6)
Surplus/(deficit) in the scheme		**6.1**		(63.6)
Related deferred tax liability at 30%		**(1.8)**		19.0
		4.3		(44.6)
Employer contributions due within one year		**(1.3)**		(1.3)

The contribution for the year was £48.1million (2005: £6.9 million).

43. Contingent liabilities

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

There are no other contingent liabilities in the Company as at 4 January 2007.

44. Related parties

The Directors have reviewed transactions with related parties (as defined in FRS 8 *Related Party Disclosures*) and have concluded that there are no material transactions which require disclosure which have not been acknowledged elsewhere in the Annual report and Accounts.

45. Principal subsidiary undertakings

	Country of incorporation and principal place of business
Carbon companies	
Morganite Electrical Carbon Limited	England
*Morgan Rekofa GmbH	Germany
*Morgan Carbon Italia s.r.l	Italy
*Morganite Luxembourg S.A.	Luxembourg
*National Electrical Carbon B.V.	Netherlands
*Morganite South Africa Pty. Limited	South Africa
*Morgan Korea Limited (93.2% interest)	South Korea
*Morgan Advanced Materials and Technology Inc.	USA
*National Electrical Carbon Products Inc.	USA
Ceramics companies	
Carbo San Luis (69% interest)	Argentina
Morganite Brasil Limitada	Brazil
Shanghai Morgan Carbon Co Limited	China
Shanghai Morgan Matroc Technical Ceramics Company Limited (90% interest)	China
Dalian Morgan Refractories Limited (70% interest)	China
Morgan Advanced Ceramics Limited	England
Morgan Electro Ceramics Limited	England
Morganite Crucible Limited	England
*Thermal Ceramics (UK) Limited	England
*Thermal Ceramics de France S.A.	France
*Carl Nolte Söhne GmbH and Co K.G.	Germany
*Thermal Ceramics Deutschland GmbH & Co K.G.	Germany
*W Haldenwanger Technische Keramik GmbH and Co K.G	Germany
Wesgo GmbH	Germany
*Murugappa Morgan Thermal Ceramics Limited (51% interest)	India
*Thermal Ceramics Italiana S.r.l.	Italy
Shinnika Thermal Ceramics Corporation (50% interest)	Japan
Grupo Industrial Morgan S.A. de C.V.	Mexico
*Thermal Ceramics South Africa Pty. Limited	South Africa
*Graphite Die Mold	USA
*Morgan Advanced Ceramics Inc.	USA
*Thermal Ceramics Inc.	USA
Other subsidiary undertakings	
*Morganite Canada Corporation	Canada
Morganite Industries Inc.	USA

100% ownership of Ordinary share capital, unless otherwise stated.

*Denotes companies some or all of whose shares are owned by a subsidiary.

The following German subsidiaries which are included in the Group consolidated accounts are utilising the regulations of article 264 paragraph III and article 264b German Commercial Code to be liberated from preparing audited statutory accounts:

- W Haldenwanger Technische Keramik GmbH & Co K.G.
- Thermal Ceramics Deutschland GmbH & Co K.G.

46. Company reconciliation of movements in shareholders' funds

for the year ended 4 January 2007

	2006 £m	2005 £m
Retained loss for the financial year	**(58.6)**	(18.7)
Cash flow hedges: Effective portion of changes in fair values	**-**	0.6
Purchase of shares for share incentive schemes	**(18.9)**	(3.5)
Charge in relation to share-based payments	**3.2**	2.5
New share capital subscribed (net of issue costs)	**0.3**	1.7
Morgan share buy-back	**(1.7)**	–
Net addition to shareholders' funds	**(75.7)**	(17.4)
Opening shareholders' funds	**449.2**	466.6
Closing shareholders' funds	**373.5**	449.2

Statistical information

Under UK GAAP

	2002 £m	2003 Restated* £m
Turnover	880.3	849.6
Operating profit before goodwill amortisation and operating exceptionals	34.1	42.6
Operating (loss) before goodwill amortisation	(23.2)	(24.7)
Goodwill amortisation	(7.7)	(7.5)
Group operating (loss)	(30.9)	(32.2)
Corporate exceptional items	(15.0)	(30.1)
Net finance charges and similar items	(12.8)	(15.7)
Loss on ordinary activities before taxation	(58.7)	(78.0)
Taxation	0.5	2.4
Loss on ordinary activities after taxation	(58.2)	(75.6)
Minority interests and preference dividends	(3.3)	(2.6)
Loss attributable to the ordinary shareholders	(61.5)	(78.2)
Ordinary dividends	–	–
Retained (loss) for the period	(61.5)	(78.2)
Assets employed		
Goodwill	130.5	112.2
Tangible fixed assets	433.6	386.3
Investments	7.2	5.6
Net current assets	96.7	143.0
Total assets less current liabilities	668.0	647.1
Term loans and exchangeable redeemable preference shares	178.6	230.6
Provisions and other items	139.0	156.7
	350.4	259.8
Financed by		
Shareholders' funds	340.1	249.5
Minority interests	10.3	10.3
	350.4	259.8
Ordinary dividends per share	–	–
Earnings/(loss) per share		
– basic	(26.5p)	(31.9p)
– basic before goodwill amortisation	(23.2p)	(28.9p)
– diluted	(26.5p)	(31.9p)
– underlying	1.7p	6.0p
– underlying before goodwill amortisation	5.0p	9.1p

*The Group has complied with UITF Abstract 38 *Accounting for ESOP trusts*. This has resulted in the reclassification of own shares held in employee trusts from investments to shareholders' funds and has been accounted for as a prior year adjustment, £0.7 million. In addition, the results of the prior year have been restated for the impact of the Rights issue during 2004. The results of earlier years have not been restated for the impact of the Rights issue.

Statistical information

Under adopted IFRSs

	2004 £m	2005 £m	2006 £m
Revenue	795.9	745.7	**677.8**
Profit from operations before special items	55.8	66.0	**73.7**
Special items:			
Restructuring costs and costs associated with settlement of prior period anti-trust litigation	(58.7)	(32.0)	**(27.7)**
Gain on curtailment of United Kingdom employee benefit schemes	-	-	**11.0**
Terminated bid approach costs	-	-	**(2.1)**
Profit/(loss) on disposal of property	(3.8)	(0.4)	**0.3**
Operating profit/(loss)	(6.7)	33.6	**55.2**
Net financing costs	(16.1)	(13.1)	**(3.4)**
Profit/(loss) on partial disposal of businesses	(8.2)	(0.1)	**(1.5)**
Profit/(loss) before taxation	(31.0)	20.4	**50.3**
Income tax expense	(2.5)	(8.8)	**(10.6)**
Profit/(loss) after taxation but before gains/(loss) on sale of discontinued operations	(33.5)	11.6	**39.7**
Gain/(loss) on sale of discontinued operations, net of tax	(26.7)	42.6	**-**
Profit/(loss) for the period	(60.2)	54.2	**39.7**
Assets employed			
Property, plant and equipment	319.8	235.3	**230.2**
Intangible assets	107.1	46.6	**66.4**
Investments and other receivables	9.1	6.4	**8.4**
Deferred tax assets	31.2	27.4	**28.8**
Net current assets	54.3	94.2	**44.0**
Total assets less current liabilities	521.5	409.9	**377.8**
Employee benefits	183.0	124.2	**42.7**
Provisions and other items	143.3	61.9	**103.6**
Deferred tax liabilities	42.1	28.1	**28.4**
	153.1	195.7	**203.1**
Equity			
Total equity attributable to equity holders of the parent company	142.4	182.3	**186.7**
Minority interest	10.7	13.4	**16.4**
Total equity	153.1	195.7	**203.1**
Ordinary dividends per share	–	2.5p	**4.5p**
Earnings/(loss) per share			
- basic	(22.2p)	18.1p	**12.9p**
- diluted	(22.2p)	17.2p	**12.3p**
- underlying	10.0p	13.1p	**17.9p**
- underlying diluted	9.8p	12.5p	**17.2p**

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The Morgan Crucible Company plc
Quadrant
55–57 High Street
Windsor
Berkshire SL4 1LP

Morgan

END